UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

Telecom Italia S.p.A.

Piazza degli Affari 2,

20123 Milan, Italy

(Address of principal executive offices)

FOR THE MONTH OF SEPTEMBER, 2011

Commission File Number 001-13882

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 of Telecom Italia Capital S.A. (Registration No. 333-156476) and Telecom Italia S.p.A. (Registration No. 333-156476-01) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

2011 Half-Yearly Financial Report	Introduction

INTRODUCTION

As used in this Report on Form 6-K, unless the context otherwise requires, the term “Company” means Telecom Italia S.p.A. the operating company for fixed and mobile telecommunications services in Italy and the holding company for various businesses, principally telecommunications, and the terms “we”, “us” and “our” refers to the Company, and, as applicable, the Company and its consolidated subsidiaries.

■	Presentation of Certain Financial and Other Information

Unless otherwise indicated, the financial information incorporated by reference in this report has been prepared in accordance with International Financial Reporting Standards issued by the IASB—International Accounting Standard Board (designated as “IFRS”).

The currency used by Telecom Italia in preparing its consolidated financial statements is the euro. References to “€”, “euro” and “Euro” are to the euro.

References to “U.S. dollars”, “dollars”, “U.S.$” or “$” are to U.S. dollars.

References to “BRL” are to the Brazilian Reais.

References to “pesos” are to the Argentine pesos.

For the purpose of this report, “billion” means a thousand million.

2011 Half-Yearly Financial Report	Introduction

■	Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995

This report may contain certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 or Section 21E of the U.S. Securities Exchange Act of 1934 (the “1934 Act”), which reflect Telecom Italia’s management’s current views with respect to certain future events, trends and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside of our control, that could significantly affect expected results of future events.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy over the 2011-2013 period;

•	our ability to successfully achieve our debt reduction targets;

•

the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

•	the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning a proprietary TLC network infrastructure);

•	the continuing effects of the global economic crisis in the principal markets in which we operate;

•	our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing and international mobile roaming;

•

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	our ability to successfully implement our internet and broadband strategy;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	our services are technology-intensive and the development of new technologies could render such services non-competitive;

•	the impact of political developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this report. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date of this report, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

2011 Half-Yearly Financial Report	Introduction

When evaluating forward-looking statements, you should also consider the risk factors set forth in the 2010 Annual Report and subsequent annual reports on Form 20-F and other documents Telecom Italia files with the U.S. Securities and Exchange Commission.

2011 Half-Yearly Financial Report	Key Definitions

KEY DEFINITIONS

The following terms appearing in this Report on Form 6-K have the meanings set forth below.

IASB	means the International Accounting Standards Board.

IFRS	means International Financial Reporting Standards issued by the IASB.

Ordinary Shares	means the Ordinary Shares, €0.55 par value each, of Telecom Italia.

Savings Shares	means the Savings Shares, €0.55 par value each, of Telecom Italia.

Parent	means Telecom Italia S.p.A. or the Company.

Telecom Italia Group and Group	means the Company and its consolidated subsidiaries.

Telecom Italia Media	Telecom Italia Media is the Telecom Italia Group’s subsidiary operating in the Media business.

2011 Half-Yearly Financial Report	Description Of Telecom Italia

DESCRIPTION OF TELECOM ITALIA

Telecom Italia is a joint-stock company established under Italian law with registered offices in Milan at Piazza degli Affari 2, 20123 Milan, Italy. The telephone number is +39-02-85951. The company is recorded in the Milan Companies Register at number 00488410010, R.E.A. number 1580695, R.A.E.E. number IT08020000000799. The duration of the company, as stated in the company’s Bylaws, extends until December 31, 2100.

■	Overview of the Telecom Italia Group’s Major Business Areas

Telecom Italia is the parent company of the Telecom Italia Group.

On October 13, 2010, the Sofora group – Telecom Argentina entered the scope of consolidation following the increase, from 50% to 58%, in the stake held by the Telecom Italia Group in the share capital of Sofora Telecomunicaciones S.A., the controlling holding company of the Telecom Argentina group. In January and in March 2011, further shares of Sofora Telecomunicaciones S.A. and Nortel (the controlling holding company of the Telecom Argentina group, which, in turn, is controlled by Sofora Telecomunicaciones) were acquired which increased the economic stake in the Telecom Argentina group from 16.2% to 21.1%.

The data of the Sofora group are represented in the Telecom Italia Group by the new business unit denominated “Argentina Business Unit”. During 2010, the following companies exited the scope of consolidation: HanseNet Telekommunikation GmbH (a company operating in the broadband sector in Germany), which had already been classified in Discontinued operations/Non-current assets held for sale, whose sale took place on February 16, 2010; Elettra (a company included in the Domestic Business Unit – International Wholesale) sold on September 30, 2010 and the BBNed group (included in Other Operations) sold on October 5, 2010.

Telecom Italia Group’s Business Units as of June 30, 2011 were as follows:

(*)	Main companies: Telecom Italia S.p.A.; Matrix S.p.A.; Telenergia S.p.A.; Telecontact Center S.p.A.; PAth.Net S.p.A.; HR Services S.r.l. and Shared Service Center S.r.l.

2011 Half-Yearly Financial Report	Summary Selected Financial And Statistical Information

SUMMARY SELECTED FINANCIAL AND STATISTICAL INFORMATION

The summary selected financial data set forth below are consolidated financial data of the Telecom Italia Group as follows:

•	with respect to the separate consolidated income statement information, the unaudited financial data for the six-month periods ended June 30, 2011 and 2010; and

•	with respect to the statement of financial position information, the unaudited financial data as of June 30, 2011 and the audited financial data as of December 31, 2010.

In the opinion of the management of Telecom Italia, the unaudited interim consolidated financial data of the Telecom Italia Group reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Telecom Italia Group’s consolidated results of operations for the unaudited interim periods. Results for the six-month period ended June 30, 2011, are not necessarily indicative of results that may be expected for the entire year.

Furthermore in the six months ended June 30, 2011 there were no material events or transactions (e.g. business combinations, disposals, significant transactions with related parties, including intragroup transactions) which would have required a specific disclosure in this report.

This financial information was prepared applying the same accounting policies and methods of computation as compared with our Consolidated Financial Statements as of December 31, 2010 included in Telecom Italia S.p.A.’s 2010 Annual Report, to which reference should be made, except for the new standards and interpretations adopted by the Group since January 1, 2011 that did not have any impact on the Unaudited Interim Consolidated Financial Statements at June 30, 2011.

In addition, certain non-GAAP financial measures are presented.

2011 Half-Yearly Financial Report	Summary Selected Financial And Statistical Information

	Six months ended June 30,
	2011	2010
	(Unaudited) (millions of euros, except percentages, ratios, employees and per share amounts)
Separate Consolidated Income Statement Data:
Revenues	14,543	13,223

Operating profit (loss)	(51)	2,881

Profit (loss) before tax from continuing operations	(1,009)	1,924

Profit (loss) from continuing operations	(1,786)	1,242
Profit (loss) from Discontinued operations/Non—current assets held for sale	(11)	(2)

Profit (loss) for the period	(1,797)	1,240
Of which:
• Profit (loss) attributable to owners of the Parent(1)	(2,013)	1,211

Investments
• Capital expenditures	2,037	2,021

Financial Ratios
• Operating profit/Revenues (ROS)(%)	n.s.	21.8
• Ratio of earnings to fixed charges(2)	0.01	2.73

Employees, average number in the Group, including personnel with temporary work contracts:
Employees (average number)	77,985	67,130

Basic and Diluted earnings per Share (EPS)(3):
• Ordinary Share	(0.11)	0.06
• Savings Share	(0.11)	0.07
Of which:
- From continuing operations:
• Ordinary Share	(0.11)	0.06
• Savings Share	(0.11)	0.07
- From Discontinued operations/Non-current assets held for sale:
• Ordinary Share	—	—
• Savings Share	—	—

2011 Half-Yearly Financial Report	Summary Selected Financial And Statistical Information

	As of June 30, 2011	As of December 31, 2010
	(Unaudited)
	(millions of euros, except employees)
Consolidated Statement of Financial Position Data:
Total Assets	82,305	89,131

Equity:
• Equity attributable to owners of the Parent	25,761	28,819
• Non-controlling interests	3,593	3,791

Total Equity	29,354	32,610

Total liabilities	52,951	56,521

Total equity and liabilities	82,305	89,131

Share capital(4)	10,600	10,600

Net Financial Debt(5)	31,505	32,087

Employees, number in the Group at period-end, including personnel with temporary work contracts:
Employees (number at period-end)	84,335	84,200

	Six months ended June 30,
	2011	2010
	(Unaudited) (millions of euros)
Cash Flows from (used in) Operating Activities	4,041	2,974
Cash Flows from (used in) Investing Activities	(1,715)	(2,614)
Cash Flows from (used in) Financing Activities	(3,810)	(2,601)

Aggregate Cash Flows	(1,484)	(2,241)

2011 Half-Yearly Financial Report	Summary Selected Financial And Statistical Information

	As of and for the period ended
	June 30, 2011	December 31, 2010	June 30, 2010
Statistical Data:
Domestic fixed:
Fixed-line network connections in Italy at period-end (thousands)	17,124	17,609	18,062
Physical accesses (Consumer and Business) at period-end (thousands)	14,962	15,351	15,741
Broadband accesses in Italy at period-end (thousands)	9,117	9,058	8,958
Of which retail (thousands)	7,169	7,175	7,134
Virgilio average daily page views during the period (millions)	48.5	45.5	45.4
Virgilio average daily single visitors (millions)	4.2	3.7	3.6
Network infrastructure in Italy:
• access network in copper (millions of km - pair)	111.9	111.7	110.5
• access and carrier network in optical fiber (millions of km - fiber)	4.4	4.3	4.1
Network infrastructure abroad:
• European backbone (km of fiber)	55,000	55,000	55,000
• Mediterranean (km of submarine cable)	7,000	7,000	7,000
• South America (km of fiber)	30,000	30,000	30,000
Total Traffic:
Minutes of traffic on the fixed-line network (billions)	55.8	121.5	63.9
• Domestic traffic	48.5	104.1	54.6
• International traffic	7.3	17.4	9.3
Domestic Mobile:
Number of mobile lines at period-end (thousands)	31,260	31,018	30,545
Change in mobile lines (%)	0.8	0.5	(1.0)
Churn rate (%)(6)	11.1	22.0	11.5
Total mobile outgoing traffic per month (millions of minutes)	3,608	3,305	3,109
Total average mobile outgoing and incoming traffic per month (millions of minutes)	4,801	4,597	4,405
Average monthly mobile service revenues per line(7) (euro)	17.5	19.7	20.1
Brazil:
Number of mobile lines at period-end (thousands)	55,512	51,015	44,413
Argentina(8):
Number of fixed lines at period-end (thousands)	4,119	4,107	4,066
Number of mobile lines at period-end (thousands)	19,375	18,212	17,169
Broadband accesses at period-end (thousands)	1,457	1,380	1,274
Media:
La7 audience share Free to Air (analog mode) (average during period, in %)	3.7	3.1	2.8
La7 audience share Free to Air (analog mode) (last month of period, in %)	4.4	3.3	3.1

(1)	For the purposes of IFRS, “Parent”, as used in this Report, means Telecom Italia S.p.A.
(2)	For purposes of calculating the ratio of “earnings to fixed charges”:

•	“Earnings” is calculated by adding:

•	profit (loss) before tax from continuing operations;

•	“fixed charges” (as defined below);

•	amortization of capitalized interest and issue debt discounts or premiums;

•	dividends from associates and joint ventures accounted for using the equity method; and

•	share of losses of associates and joint ventures accounted for using the equity method; and then subtracting:

•	capitalized interest for the applicable period; and

•	share of earnings of associates and joint ventures accounted for using the equity method.

•	“Fixed charges” is calculated by adding:

•	interest expenses (both expensed and capitalized);

•	issue costs and any original issue debt discounts or premiums; and

•	an estimate of the interest within rental expense for operating leases.

(3)	In accordance with IAS 33 (Earnings per share), basic earnings per Ordinary Share is calculated by dividing the Telecom Italia Group’s profit available to shareholders by the weighted average number of shares outstanding during the period, excluding treasury shares. Since Telecom Italia has both Ordinary and Savings Shares outstanding, the calculations also take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of shares above dividends paid on the Ordinary Shares.

For the purpose of these calculations, the weighted average number of:

2011 Half-Yearly Financial Report	Summary Selected Financial And Statistical Information

•	Ordinary Shares were 13,257,839,636 for the six months ended June 30, 2011 and 13,218,690,552 for the six months ended June 30, 2010; and

•	Savings Shares were 6,026,120,661 for the six months ended June 30, 2011 and 6,026,120,661 for the six months ended June 30, 2010.

For diluted earnings per share the weighted average number of shares outstanding is adjusted assuming conversion of all dilutive potential shares. Potential shares are those securities that, if converted into shares, would increase the total number of shares outstanding and reduce the earnings attributable to each share. Potential shares include options, warrants and convertible securities. The Group’s profit is also adjusted to reflect the impact of the conversion of potential shares net of the related tax effects.

(4)	Share capital represents share capital issued net of the par value of treasury shares.
(5)	Net Financial Debt is a “Non-GAAP Financial Measure” as defined in Item 10 of Regulation S-K under the 1934 Act. For further details please see the items “Non-GAAP Financial Measures” and “Liquidity and Capital Resources – Capital Resources” included elsewhere in this Report on Form 6-K.
(6)	The data refers to total mobile lines. The churn rate for the period represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.
(7)	The values are calculated on the basis of revenues from mobile services (including revenues from prepaid cards and revenues from non-domestic traffic) divided by the average number of lines.
(8)	The operating data of the Argentina Business Unit in the first half of 2010 is presented only for illustration purposes. The Argentina Business Unit has been consolidated by the Telecom Italia Group since October 13, 2010.

2011 Half-Yearly Financial Report	Non-GAAP Financial Measures

Non-GAAP Financial Measures

In this report, in addition to figures presented in accordance with IFRS as issued by IASB, we disclose figures derived from IFRS that are non-GAAP financial measures (“Non-GAAP Measures”).

In this report the only non-GAAP measure utilized relates to Net Financial Debt.

Net Financial Debt is a Non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act, but is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. We believe that Net Financial Debt provides an accurate indicator of our ability to meet our financial obligations (represented by gross debt) by our available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows us to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers, and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to equity (including Non-controlling Interest), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business plan and our financial targets. Our management believes that our financial structure is sufficient to achieve our business plan and financial targets. Our management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and outside Italy, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally generated funds versus funds from third parties. Net Financial Debt is reported in our Italian Annual Report to shareholders and is used in presentations to investors and analysts.

For further details on Net Financial Debt please see the item “Liquidity and Capital Resources – Capital Resources” included elsewhere in this Report on Form 6-K.

2011 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2011

TELECOM ITALIA GROUP RESULTS OF OPERATIONS FOR THE SIX

MONTHS ENDED JUNE 30, 2011 COMPARED TO THE SIX MONTHS

ENDED JUNE 30, 2010

The information in this section should be read in conjunction with the Telecom Italia Group’s Unaudited Interim Consolidated Financial Statements at June 30, 2011, and the Notes thereto, included elsewhere in this Report on Form 6-K.

	Six months ended June 30,
	2011	2010
	(Unaudited) (millions of euros)
Separate Consolidated Income Statement Data:
Revenues	14,543	13,223
Other income	108	104

Total operating revenues and other income	14,651	13,327

Acquisition of goods and services	(6,232)	(5,368)
Employee benefits expenses	(1,964)	(1,845)
Other operating expenses	(844)	(570)
Changes in inventories	81	(125)
Internally generated assets	285	314
Depreciation and amortization	(2,843)	(2,845)
Gains (losses) on disposals of non—current assets	(3)	(2)
Impairment reversals (losses) on non—current assets	(3,182)	(5)

Operating profit (loss)	(51)	2,881

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(12)	39
Other income (expenses) from investments	15	2
Finance income	1,685	3,464
Finance expenses	(2,646)	(4,462)

Profit (loss) before tax from continuing operations	(1,009)	1,924
Income tax expense	(777)	(682)

Profit (loss) from continuing operations	(1,786)	1,242
Profit (loss) from Discontinued operations/Non—current assets held for sale	(11)	(2)

Profit (loss) for the period	(1,797)	1,240
Attributable to:
• Owners of the Parent	(2,013)	1,211
• Non-controlling interests	216	29

¢ Telecom Italia Group Consolidated Results

❖ REVENUES

Revenues amounted to 14,543 million euros in the first half of 2011, an increase of 1,320 million euros, or 10.0%, compared to 13,223 million euros in the same period of 2010.

The breakdown of Revenues by operating segment is the following:

2011 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2011

	Six months ended June 30,
	2011		2010		Changes
	Gross revenues (1) (a)	% of Consolidated revenues	Gross revenues (1) (b)	% of Consolidated revenues	(a-b)%
	(millions of euros, except percentages)
Domestic	9,356	64.3	10,091	76.3	(735)	(7.3)
Core Domestic	8,953	61.6	9,563	72.3	(610)	(6.4)
International Wholesale	642	4.4	805	6.1	(163)	(20.2)
Brazil	3,499	24.1	2,875	21.7	624	21.7
Argentina	1,511	10.4	—	—	1,511	—
Media, Olivetti and Other Operations (2)	280	1.9	346	2.6	(66)	(19.1)
Adjustments and eliminations	(103)	(0.7)	(89)	(0.6)	(14)

Total Revenues	14,543	100.0	13,223	100.0	1,320	10.0

(1)	Gross revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business unit/CGU).
(2)	The Other Operations of the Telecom Italia Group consist of the financial companies and other minor companies not associated with the core business of the Telecom Italia Group.

The Domestic Business Unit (divided into Core Domestic and International Wholesale), experienced a decline in revenues of 7.3% in the first half of 2011 compared to the first half of 2010. The second quarter of 2011, however, showed improvement over the first quarter of 2011 due to the initial results from the repositioning strategy undertaken in the mobile business and the defense of value of the fixed customer base.

The services component experienced a contraction in the first half of 2011 compared to the first half of 2010 while improving in the second quarter of 2011 compared to the first quarter of 2011, driven by the mobile area where the reduced revenues from lower tariffs not recovered through higher volumes resulting from efforts made to competitively reposition mobile rate plans are still being felt but to a lesser degree. The decrease in revenues in the fixed line area in the first half of 2011 compared to the same period of 2010 reflects the performance of the International Wholesale voice business. Revenues in that area were adversely affected by strong price pressure caused by market competition and also rationalization measures undertaken to achieve a more selective approach to the client portfolio, although there was no significant change in margin. Retail customer revenues also contracted in the first half of 2011 from the prior year period but improved in the second quarter of 2011 compared to the first quarter of 2011.

As for handset sales, revenues displayed an increase driven entirely by the mobile area which benefited from a greater sales effort focusing on terminals offering mobile internet services.

As for the Brazil Business Unit, revenues grew 21.7% in the first half of 2011 compared to the same period of the prior year. Service revenues continued the positive trend that was seen in the first quarter of 2011 propelled by the growth of the customer base (55.5 million mobile lines at June 30, 2011). Handset sales also showed a significant increase supported, like the domestic business, by the strategy focusing on smartphones and webphones as the lever for the growth of mobile data traffic revenues.

The table below sets forth revenues by geographical area (by the location of operations) and the percentage of total consolidated revenues for the six month periods ended June 30, 2011 and 2010:

	Six months ended June 30,
	2011		2010
	(millions of euros, except percentages)
Geographical area
Italy	9,411	64.7%	10,154	76.8%
Abroad	5,132	35.3%	3,069	23.2%

Total consolidated revenues	14,543	100.0%	13,223	100.0%

2011 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2011

❖ OTHER INCOME

Details are as follows:

	Six months ended June 30,
	2011	2010	Change
	(millions of euros)
Late payment fees charged for telephone services	36	35	1
Recovery of employee benefit expenses, purchases and services rendered	14	19	(5)
Capital and operating grants	14	17	(3)
Damage compensations, penalties and sundry recoveries	10	7	3
Sundry income	34	26	8

Total	108	104	4

❖ OPERATING EXPENSES

Our operating expenses amounted to 14,702 million euros in the first half of 2011, an increase of 4,256 million euros, or 40.7%, compared to 10,446 million euros in the same period of 2010; such increase is detailed as follows:

•	Acquisition of goods and services

The increase of 864 million euros was largely due to the entry of the Argentina Business Unit in the scope of consolidation (an impact of 617 million euros in the first half of 2011) and the significant increase in the sales and technical costs of the Brazil Business Unit – due mainly to an overall increase of +574 million euros – needed to support the growth of the customer base and sales. Partially offsetting these increases was the performance of the domestic business which benefited from cost cutting actions which contributed to a reduction in purchases of 274 million euros compared to the first half of 2010 (-7.6%).

In detail:

	Six months ended June 30,
	2011	2010	Change
	(millions of euros)
Purchases of goods	1,162	559	603
Portion of revenues to be paid to other operators and interconnection costs	2,088	2,154	(66)
Commercial and advertising costs	1,125	987	138
Power, maintenance and outsourced services	707	595	112
Rent and leases	316	289	27
Other service expenses	834	784	50

Total	6,232	5,368	864

•	Employee benefits expenses

Employee benefits expenses recorded a total increase of 119 million euros. The increase largely reflected the entry of the Argentina Business Unit in the scope of consolidation (an impact of 208 million euros in the first half of 2011); in contrast, the Italian component of ordinary employee benefits expenses was down 98 million euros mainly due to the reduction in the average headcount of the salaried workforce of 4,176 persons compared to the first half of 2010 (of whom -1,497 are under so-called “solidarity contracts” in Telecom Italia S.p.A. and Shared Service Center S.r.l.)

2011 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2011

Details are as follows:

	Six months ended June 30,
	2011	2010	Change
	(millions of euros)
Total employee benefits expenses – Italy	1,576	1,674	(98)
Total employee benefits expenses – Foreign	388	171	217

Total employee benefits expenses	1,964	1,845	119

The average salaried number of the workforce is the following:

	Six months ended June 30,
	2011	2010	Change
	(units)
Average salaried workforce – Italy	53,555	57,731	(4,176)
Average salaried workforce – Foreign(1)	24,430	9,399	15,031

Total average salaried workforce(2)	77,985	67,130	10,855

(1)	The increase in the average headcount of the salaried workforce was primarily attributable to the entry of the Argentina Business Unit in the scope of consolidation (14,993 average headcount in the first half of 2011).
(2)	Includes the average headcount with temp work contracts: 95 in the first half of 2011 (78 in Italy and 17 abroad). In the first half of 2010 it included 77 units (64 in Italy and 13 abroad).

Employees at June 30, 2011 were as follows:

	As of June 30, 2011	As of December 31, 2010	Change
	(units)
Employees – Italy	57,853	58,045	(192)
Employees – Foreign	26,482	26,155	327

Total (1)	84,335	84,200	135

(1)	Includes employees with temp work contracts: 90 at June 30, 2011 and 71 at December 31, 2010.

•	Other operating expenses

Other operating expenses grew 274 million euros compared to the first half of 2010 largely on account of the entry of the Argentina Business Unit in the scope of consolidation (an impact of 157 million euros in the first half of 2011), and the increases in the Brazil Business Unit (+47 million euros including an exchange rate effect of 12 million euros) and the Domestic Business Unit (+73 million euros). In particular:

•

writedowns and expenses in connection with credit management included 180 million euros relating to the Domestic Business Unit (154 million euros in the first half of 2010), 47 million euros relating to the Brazil Business Unit (77 million euros in the first half of 2010) and 15 million euros relating to the Argentina Business Unit;

•

provision charges recorded mainly for pending disputes include 43 million euros relating to the Domestic Business Unit (19 million euros in the first half of 2010), 30 million euros relating to the Brazil Business Unit (17 million euros in the first half of 2010) and 5 million euros relating to the Argentina Business Unit;

•

telecommunications operating fees and charges showed an increase of 93 million euros relating primarily to the Brazil Business Unit (+60 million euros, including a positive exchange rate effect of 7 million euros), as well as the entry of the Argentina Business Unit in the scope of consolidation (28 million euros).

2011 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2011

Details are as follows:

	Six months ended June 30,
	2011	2010	Change
	(millions of euros)
Writedowns and expenses in connection with credit management	244	236	8
Provision charges	80	38	42
Telecommunications operating fees and charges	301	208	93
Indirect duties and taxes	167	58	109
Penalties, settlement compensation and administrative fines	21	9	12
Association dues and fees, donations, scholarships and traineeships	11	12	(1)
Sundry expenses	20	9	11

Total operating expenses	844	570	274

•	Depreciation and amortization

Details are as follow:

	Six months ended June 30,
	2011	2010	Change
	(millions of euros)
Amortization of intangible assets with a finite useful life	1,092	1,183	(91)
Depreciation of property, plant and equipment – owned and leased	1,751	1,662	89

Total	2,843	2,845	(2)

The decrease in amortization and depreciation charges was due to decreases in amortization and depreciation charges primarily relating to the Domestic Business Unit (-111 million euros) and the Brazil Business Unit (-149 million euros, including the effect of the change in the real/euro exchange rate of +28 million euros) which were largely offset by the inclusion of the Argentina Business Unit in the scope of consolidation (an impact of +261 million euros in the first half of 2011).

•	Impairment losses on non-current assets

The impairment losses on non-current assets amounted to 3,182 million euros in the first half of 2011 following the impairment charge to goodwill allocated to the Core Domestic cash-generating unit of the Domestic Business Unit.

Specifically, in the first half of 2011, the Group, as in prior years, performed an impairment test on goodwill. The results of the test led to an impairment charge to the goodwill allocated to the Core Domestic cash-generating unit of 3,182 million euros. The impairment test, according to the Group’s specific testing procedure, took into account the worsening of the financial market context both in general terms, with reference to the trend of interest rates, and in specific terms, according to the expectations of analysts about the anticipated performance of the Business Unit in question. For a more detailed analysis, reference should be made to the Note - Goodwill of the Telecom Italia Group Unaudited Interim Consolidated Financial Statements at June 30, 2011 included elsewhere in this Report on Form 6-K.

❖ OPERATING PROFIT (LOSS)

Operating profit (loss) was a negative of 51 million euros in the first half of 2011, with a negative change of 2,932 million euros compared to the first half of 2010.

2011 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2011

❖ SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

Details are as follows:

	Six months ended June 30,
	2011	2010	Change
	(millions of euros)
ETECSA	—	36	(36)
Other	(12)	3	(15)

Total	(12)	39	(51)

The investment in EtecSA (Cuba), which was classified in Non-current assets held for sale starting from the month of October 2010, was sold on January 31, 2011.

❖ OTHER INCOME (EXPENSES) FROM INVESTMENTS

In the first half of 2011, Other income (expenses) from investments amounted to income of 15 million euros which relates primarily to a 17 million euro gain on the sale of the entire 27% investment in the Cuban operator EtecSA. That amount was in addition to the benefit from the impairment reversal of 30 million euros, recorded in 2010.

In the first half of 2010, Other income (expenses) from investments amounted to income of 2 million euros and mainly included the net gains on the sale of minor companies.

❖ FINANCE INCOME (EXPENSES)

Finance income (expenses) amounted to an expense of 961 million euros (an expense of 998 million euros in the first half of 2010); this 37 million euro improvement resulted mainly from lower net debt exposure.

❖ INCOME TAX EXPENSES

Income tax expense was 777 million euros in the first half of 2011, an increase of 95 million euros compared to the first half of 2010 (682 million euros), owing to higher taxable profit reported by the Business Units in South America (Brazil and Argentina).

❖ PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

In the first half of 2011, loss from discontinued operations/non-current assets held for sale was 11 million euros and included expenses incurred in connection with the asset sales transactions of prior years.

2011 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2011

Business Units Financial Data

The highlights of the Telecom Italia Group are presented in this 2011 Half-yearly Financial Report according to the following operating segments:

•

Domestic Business Unit: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of Telecom Italia Sparkle group (international wholesale) as well as the relative support activities;

•	Brazil Business Unit: includes mobile (TIM Brasil) and fixed (Intelig) telecommunications operations in Brazil;

•	Argentina Business Unit: comprises fixed (Telecom Argentina) and mobile (Telecom Personal) telecommunications operations in Argentina, and mobile (Núcleo) telecommunications operations in Paraguay;

•	Media Business Unit: includes television network operations and management;

•	Olivetti Business Unit: includes manufacturing operations for digital printing systems, office products and Information Technology services;

•	Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

The table below sets forth revenues, operating profit (loss), capital expenditures and number of employees by Business Units, for the periods indicated.

		Domestic	Brazil	Argentina	Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros, except number of employees)
Revenues(1)	2011 first half 2010 first half	9,356 10,091	3,499 2,875	1,511 —	118 127		161 176		1 43		(103 (89	) )	14,543 13,223

Operating profit (loss)	2011 first half 2010 first half	(686 2,758)	440 165	248 —	(20 (21	) )	(27 (18	) )	(9 (14	) )	3 11		(51 2,881)

Capital expenditures	2011 first half 2010 first half	1,358 1,487	444 507	205 —	26 21		3 3		1 3		— —		2,037 2,021

Number of employees(2)	As of June 30, 2011 As of Dec. 31, 2010	56,309 56,530	10,007 10,114	16,090 15,650	803 777		1,088 1,090		38 39		— —		84,335 84,200

(1)	Revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same business unit).
(2)	The number of employees at period-end excludes employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale, and includes personnel with temp work contracts.

2011 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2011

❖ DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in Italy in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Domestic Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

The principal operating and financial data of the Domestic Business Unit are now reported according to two Cash-generating units (CGU):

•

Core Domestic: includes all telecommunications activities inherent to the Italian market. Revenues indicated in the tables that follow are divided according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments defined on the basis of the new “customer centric” organizational model are as follows:

•

Consumer: comprises the aggregate of voice and internet services and products managed and developed for persons and families in the fixed and mobile telecommunications markets, public telephony and the web portal/services of the company Matrix;

•

Business: is constituted by the aggregate of voice, data, internet and ICT solutions services and products managed and developed for SMEs (Small and Medium Enterprises) and SOHOs (Small Office Home Office) in the fixed and mobile telecommunications markets;

•

Top: comprises the aggregate of voice, data, internet and ICT solutions services and products managed and developed for the Top, Public Sector, Large Account and Enterprise clientele in the fixed and mobile telecommunications markets;

•

National Wholesale: consists of the management and development of the portfolio of regulated and unregulated wholesale services for fixed and mobile telecommunications operators in the domestic market;

•	Other (support structures) includes:

¡

Technology & IT: services related to the development, building and operation of network infrastructures, real estate properties, plant engineering, delivery and assurance processes regarding clientele services in addition to the development and information systems;

¡	Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group offered to the market and other Business Units.

•

International Wholesale: includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and internet services market aimed at fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

The following table sets forth, for the periods indicated, certain financial and other data for the Domestic Business Unit.

	Six months ended June 30,
	2011	2010	Change
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Revenues	9,356	10,091	(735)	(7.3)
Operating profit (loss)	(686)	2,758	(3,444)	—
• % of Revenues	—	27.3	—	—
Capital expenditures	1,358	1,487	(129)	(8.7)
Employees at period-end (units)	56,309	(*)56,530	(221)	(0.4)

(*)	The number of employees is referred to December 31, 2010.

2011 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2011

Core Domestic

	Six months ended June 30,
	2011	2010	Change
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Revenues (1)	8,953	9,563	(610)	(6.4)
• Consumer	4,525	4,941	(416)	(8.4)
• Business	1,658	1,784	(126)	(7.1)
• Top	1,618	1,708	(90)	(5.3)
• National Wholesale	1,054	1,029	25	2.4
• Other	98	101	(3)	(3.0)
Operating profit (loss)	(747)	2,672	(3,419)	—
% of Revenues	—	27.9	—	—
Capital expenditures	1,340	1,460	(120)	(8.2)
Employees at period-end (units)	55,269	(*)55,475	(206)	(0.4)

(1)	The amounts indicated are net of intrasegment transactions.
(*)	The number of employees is referred to December 31, 2010.

As regards the market segments, for the first half of 2011, the following changes compared to the corresponding period of 2010 are noted:

•

Consumer: the reduction in revenues of the Consumer segment in the first half of 2011 was 416 million euros (-8.4%) compared to the first half of 2010. Such results are still adversely affected, although to a progressively lesser degree, by a significant reduction in the average price levels of voice traffic after an in-depth review of the rate plan portfolio (with the introduction of increasingly clearer, more attractive and cheaper rate plans and solutions) in the previous year to meet competitive pressure, stem the loss of the customer base and prompt a recovery and improvement in revenues;

•

Business: the Business segment, in the first half of 2011, recorded a reduction in revenues of 126 million euros (-7.1%) with a smaller decline in the second quarter (-6.7% compared to –7.3% in the first quarter of 2011). Such contraction primarily related to the Mobile area and traditional voice services in the Fixed area, with the latter attributable to an erosion of the customer base (-5% compared to June 30, 2010);

•

Top: the Top segment posted a contraction in revenues of 90 million euros (-5.3%) compared to the first half of 2010 with a smaller decline in the second quarter (-4.9% compared to -5.8% in the first quarter of 2011). Such decrease can principally be found in revenues from services (-82 million euros, -5.4%) with an improvement in the second quarter (-3.8% compared to -7.0% in the first quarter of 2011, particularly in the VAS Mobile and ICT Fixed components);

•

National Wholesale: the increase in revenues (+25 million euros, +2.4%) was generated by the growth, of the customer base of OLOs (Other Licensed Operators) regarding services for Local Loop Unbundling Wholesale Line Rental and Bitstream.

International Wholesale

	Six months ended June 30,
	2011	2010	Change
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Revenues	642	805	(163)	(20.2)
• Of which third parties	431	581	(150)	(25.8)
Operating profit	61	84	(23)	(27.4)
% of Revenues	9.5	10.4	—	—
Capital expenditures	19	29	(10)	(34.5)
Employees at period-end (units)	1,040	(*)1,055	(15)	(1.4)

(*)	The number of employees is referred to December 31, 2010.

In the first half of 2011, International Wholesale (the Telecom Italia Sparkle group) reported revenues of

2011 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2011

642 million euros, down 163 million euros compared to the same period of 2010 (-20.2%). Such decline was almost entirely due to voice services (-146 million euros) which were adversely affected by strong price pressure caused by market competition and measures to rationalize the sector based on a more selective approach to the customer portfolio but without significantly impacting margins.

IP&Data revenues were basically in alignment with the prior period whereas Multinational Client Services revenues grew slightly. Moreover, revenues in the first half of 2010 included 20 million euros generated by the subsidiary Elettra which was sold in September 2010.

***

In addition to the summary by market segment reported above, sales information by technology (fixed and mobile) is also presented below as a continuation of the information presented in the annual and interim reports for previous periods.

Revenues

Revenues of the Domestic Business Unit by technology and market segment are reported below:

	Six months ended June 30,
	2011			2010			Change %
Market segment	Total	Fixed (1)	Mobile (1)	Total	Fixed (1)	Mobile (1)	Total	Fixed (1)	Mobile (1)
	(millions of euros)
Consumer	4,525	2,195	2,417	4,941	2,383	2,673	(8.4)	(7.9)	(9.6)
Business	1,658	1,116	564	1,784	1,175	634	(7.1)	(5.0)	(11.0)
Top	1,618	1,250	413	1,708	1,305	452	(5.3)	(4.2)	(8.6)
National Wholesale	1,054	1,522	81	1,029	1,450	126	2.4	5.0	(35.7)
Other	98	104	21	101	98	23	(3.0)	6.1	(8.7)

Total Core Domestic	8,953	6,187	3,496	9,563	6,411	3,908	(6.4)	(3.5)	(10.5)
International Wholesale	642	642	—	805	805	—	(20.2)	(20.2)	—
Eliminations	(239)	(138)	—	(277)	(158)	—	(13.7)	(12.7)	—

Total Domestic	9,356	6,691	3,496	10,091	7,058	3,908	(7.3)	(5.2)	(10.5)

(1)	The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

•	Fixed-line Telecommunications

In the first half of 2011, fixed-line telecommunications revenues amounted to 6,691 million euros, decreasing 367 million euros (-5.2%) compared to the same period of the prior year. Such decrease was largely attributable to the reduction in Retail accesses which at the end of June 2011 were equal to 15 million lines (-2.5% compared to December 31, 2010, -4.9% compared to June 30, 2010).

This declining trend slowed down in the second quarter compared to previous quarters (-183 thousand lines in the second quarter of 2011 compared to - 206 thousand lines in the first quarter of 2011 and - 233 thousand lines in the fourth quarter of 2010) due to sales policies aimed at retaining and recapturing customers. In contrast, sales in Broadband services were basically stable due to a customer portfolio which remains more or less stable in a market which is beginning to show signs of saturation with continuingly fierce competition. The total Broadband portfolio at June 30, 2011 was equal to 9.1 million accesses (+59 thousand accesses compared to December 31, 2010), of which wholesale accesses were about 1.9 million (+65 thousand, compared to the end of 2010).

2011 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2011

The following chart shows the trend of revenues in the major business areas:

	Six months ended June 30,
	2011		2010		Change
		%		%		%
	(millions of euros, except percentages)
Retail Voice	2,863	42.8	3,123	44.2	(260)	(8.3)
Internet	846	12.6	888	12.6	(42)	(4.7)
Business Data	763	11.4	759	10.7	4	0.5
Wholesale	2,038	30.5	2,093	29.7	(55)	(2.6)
Other	181	2.7	195	2.8	(14)	—

Total Fixed-line Telecommunications Revenues	6,691	100.0	7,058	100.0	(367)	(5.2)

•	Mobile Telecommunications Revenues

Although there was still a contraction in terms of sales, the mobile sector displayed a structural improvement in sales performance which, we believe, confirmed the merit of the repositioning strategy adopted for the mobile business: the customer base grew by almost 243,000 lines from the end of 2010 to about 31.3 million with a churn rate equal to 11.1% in the first half of 2011, down from 11.5% in the first half of 2010.

Mobile telecommunications revenues totaled 3,496 million euros in the first half of 2011, decreasing 412 million euros compared to the first half of 2010 (-10.5%) with an improving trend in the second quarter of 2011 (-7.6% compared to -12% in the first quarter of 2011).

Revenues in the principal areas of business are the following:

	Six months ended June 30,
	2011		2010		Change
		%		%		%
	(millions of euros, except percentages)
Outgoing voice	1,798	51.4	2,048	52.4	(250)	(12.2)
Incoming voice	593	17.0	715	18.3	(122)	(17.1)
VAS (Value Added Services)	978	28.0	1,022	26.2	(44)	(4.3)
Handsets	127	3.6	123	3.1	4	3.3

Total Mobile Telecommunicatons Revenues	3,496	100.0	3,908	100.0	(412)	(10.5)

Operating profit (loss)

Operating profit (loss) was a negative 686 million euros in the first half of 2011, with a negative change of 3,444 million euros compared to the corresponding period of 2010. The operating profit margin was particularly affected by the goodwill impairment charge of 3,182 million euros in respect of the Core Domestic CGU.

The operating profit performance was impacted by the contraction in revenues (-735 million euros compared to the same period of 2010) which was only partly offset by selective control over fixed costs which reduced these costs compared to the same period of 2010 (total costs -362 million euros, of which -128 million euros net of cost of goods sold and the share of interconnection costs).

With regard to the change in costs, details are as follows:

•	acquisition of goods and services decreased 274 million euros (7.6%) compared to the same

2011 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2011

period in 2010. Such decrease was mainly due to a decrease in the amounts to be paid to other operators, owing principally to the reduction in voice call termination rates from fixed and mobile networks, absorbed in part by higher commercial costs following a greater push in the marketing area;

•

employee benefits expenses amounted to 1,529 million euros a decline of 98 million euros compared to the same period of 2010. The decrease was mostly due to the reduction in the average headcount of the salaried workforce (-4,185 persons compared to the first half of 2010, of whom -1,497 were under “solidarity contracts” at Telecom Italia S.p.A. and Shared Service Center S.r.l.);

•

other operating expenses: rose 73 million euros compared to the same period of 2010, mostly on account of the increase in provision charges connected with credit management, particularly the Business clientele.

Capital expenditures

Capital expenditures were 1,358 million euros in the first half of 2011, a decrease of 129 million euros compared to the first half of 2010. The change was mainly due to lower investments in IT and Service Creation. The percentage of capital expenditures to revenues was 14.5% (-0.2 percentage points compared to the first half of 2010).

Employees

Employees were 56,309, with a reduction of 221 compared to December 31, 2010; the figure included 4 people with temp work contracts (8 people at December 31, 2010).

❖ BRAZIL

The Telecom Italia Group operates in the mobile and fixed telecommunications sector in Brazil through the Tim Brasil group which offers mobile services using UMTS, and GSM technologies. Moreover, through the subsidiary Intelig Telecomunicações the Tim Brasil group completes its services portfolio by offering fiber-optic data transmission using full IP technology such as DWDM and MPLS.

The following table sets forth, for the periods indicated, certain financial and other data for Brazil Business Unit.

	Six months ended June 30,
	2011	2010	2011	2010	Change
	(a)	(b)	(c)	(d)	(c-d)	% (c-d)/d
	(millions of euros(*), except employees and percentages)		(millions of BRL, except employees and percentages)
Revenues	3,499	2,875	8,004	6,855	1,149	16.8
Operating profit	440	165	1,007	393	614	—
% of Revenues	12.6	5.7	12.6	5.7	—	—
Capital expenditures	444	507	1,015	1,210	(195)	(16.1)
Employees at period-end (units)	10,007	(**)10,114	10,007	(**)10,114	(107)	(1.1)

(*)	The average exchange rate used to translate the Brazilian real to euro (expressed in terms of units of local currency per 1 euro), is equal to 2.28778 in the first half of 2011 and 2.38434 in the first half of 2010.
(**)	Employees at December 31, 2010.

2011 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2011

Revenues

Revenues totalled 8,004 million reais in the first half of 2011, increasing 1,149 million reais compared to the first half of 2010 (+16.8%). Revenues from services in the first half of 2011 were 7,207 million reais, up from 6,526 million reais in the first half of 2010 (+10.4%), whereas product revenues grew from 329 million reais in the first half of 2010 to 797 million reais in the first half of 2011 (+142.2%).

ARPU (Average Revenue Per User) was 21.2 reais in the first half of 2011 against 24.1 reais in the first half of 2010. Total lines at June 30, 2011 were 55.5 million, growing 25.0% compared to June 30, 2010, corresponding to a 25.5% market share of lines.

Operating profit

Operating profit amounted to 1,007 million reais in the first half of 2011, increasing 614 million reais compared to the first half of 2010.

This increase was a consequence of the strategy focusing on smartphones and webphones as a means to increase revenues from mobile data traffic.

With the percentage of commercial costs to revenues from services basically the same, in order to sustain the expansion of revenues in an increasingly fierce competitive environment, higher margins become dependent on operating efficiencies in terms of industrial costs, employee benefits expenses and trade receivables management.

With regard to changes in costs, the following is noted:

•

acquisition of goods and services totalled 4,919 million reais in the first half of 2011 (3,758 million reais in the first half of 2010). The increase of 30.9% compared to the first half of 2010 (+1,161 million reais) was the result of higher purchases of raw materials, auxiliaries, consumables and merchandise for 852 million reais (of which +529 million reais is for handset purchases), higher outside service costs for 111 million reais, higher portion of revenues to be paid to other TLC operators for 103 million reais and higher rent and lease costs for 95 million reais;

•

employee benefits expenses amounted to 368 million reais, increasing 31 million reais compared to the first half of 2010 (+9.3%). The average headcount grew from 8,692 in the first half of 2010 to 9,053 in the first half of 2011. The percentage of employee benefits expenses to revenues is 4.6%, decreasing 0.3 percentage points compared to the first half of 2010;

•	other operating expenses amounted to 771 million reais, increasing 11.4% (692 million reais in the first half of 2010).

Such expenses consisted of the following:

	Six months ended June 30,		Change
	2011	2010
	(millions of Brazilian reais)%
Writedowns and expenses in connection with credit management	108	183	(75)	(41.0)
Provision charges	78	43	35	81.4
Telecommunications operating fees and charges	555	435	120	27.6
Indirect duties and taxes	8	15	(7)	(46.7)
Sundry expenses	22	16	6	37.5

Total	771	692	79	11.4

Moreover, amortization and depreciation charges decreased by 403 million reais (1,160 million reais in the first half of 2011, compared to 1,563 million reais in the first half of 2010). In particular, the reduction was partly due to lower amortization charges following the revision of the useful life of software (-131 million reais) carried out in 2010 and partly to the reduction in the component relating to handsets (capitalization of handset subsidies and handsets on loan).

2011 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2011

Capital expenditures

Capital expenditures amounted to 1,015 million reais, decreasing 195 million reais compared to the first half of 2010. This reduction was attributable to both lower subscriber acquisition costs capitalized (handset subsidies) and fewer handsets on loan, and also delays in finalizing the bids for provisioning network equipment concluded in March 2011.

Employees

Employees were 10,007 at June 30, 2011, a reduction of 107 people compared to December 31, 2010 (10,114 units).

❖ ARGENTINA

The Telecom Italia Group operates in Argentina and Paraguay through the Sofora - Telecom Argentina group. More specifically, in Argentina it operates in fixed telecommunications through the company Telecom Argentina and in mobile telecommunications through the company Telecom Personal; in Paraguay it operates in mobile telecommunications with the company Núcleo.

The following table gives the main results reported by the Argentina Business Unit in the first half of 2011. The amounts presented include the effects of the application of the purchase price method. Specifically, in the 2010 financial statements, in conformity with the requirements of IFRS 3, all the assets and liabilities of the Sofora group were measured for their recognition at fair value at the acquisition date (October 13, 2010). In addition to the assets and liabilities acquired, goodwill was recorded at the acquisition date for 166 million euros.

The income statement for the first half of 2011 thus includes the effects of such measurements and particularly higher amortization and depreciation related thereto (equal to 490 million Argentine pesos, about 86 million euros, in the first half of 2011).

For a better understanding of the performance of the Argentina Business Unit, the following table presents the key results achieved in the first half of 2011 compared to those of the corresponding period of 2010. The restated data for the first half of 2010 are provided solely for information purposes (illustrative and comparative) and were not therefore included in the consolidated results of the Telecom Italia Group.

	Six months ended June 30,
	2011	2010	2011	2010	Change
	(a)	(b)	(c)	(d)	(c-d)	% (c-d)/d
	(millions of euros(*), except employees and percentages)		(millions of Argentine pesos, except employees and percentages)
Revenues	1,511	1,308	8,583	6,717	1,866	27.8
Operating profit	248	295	1,409	1,515	(106)	(7.0)
% of Revenues	16.4	22.6	16.4	22.6	—	—
Capital expenditures	205	196	1,167	1,005	162	16.1
Employees at period-end (units)(1)	16,090	(**)15,650	16,090	(**)15,650	440	2.8

(*)	The average exchange rate used to translate the Argentine pesos to euro (expressed in terms of units of local currency per 1 euro), is equal to 5.67941 in the first half of 2011 and 5.13422 in the first half of 2010.
(**)	Employees at December 31, 2010.
(1)	Includes employees with temp work contracts: 12 at June 30, 2011 and 18 at December 31, 2010.

2011 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2011

Revenues

Revenues in the first half of 2011 amounted to 8,583 million pesos, increasing 1,866 million pesos compared to the first half of 2010 (6,717 million pesos) due to the growth of the broadband and mobile customer bases, in addition to the relative ARPU (Average Revenue Per User). The main source of revenues for the Argentina Business Unit was mobile telephony which accounted for 70% of consolidated revenues, with an increase of more than 34% compared to the first half of 2010.

In particular, the trend of the main operating data of the Business Unit is reported in the following table:

	As of June 30, 2011	As of December 31, 2010		Change
				amount	%
Fixed-line
Lines at period-end (thousands)	4,119	4,107		12	0.3
ARBU - Average Revenue Billed per User (pesos)	44.7	42.0	(*)	2.7	6.4
Mobile
Lines at period-end (thousands)	19,375	18,212		1,163	6.4
Telecom Personal lines (thousands)	17,392	16,333		1,059	6.5
% Postpaid lines (**)	30%	30%		—	—
MOU Telecom Personal (minutes/month)	97	100	(*)	(3)	(3.0)
ARPU Telecom Personal (pesos)	48.3	41.7	(*)	6.6	15.8
Núcleo mobile lines (thousands) (***)	1,983	1,878		105	5.6
% Postpaid lines (**)	16%	15%		—	—
Broadband
Broadband accesses at period-end (thousands)	1,457	1,380		77	5.6
ARPU (pesos)	82.9	73.6	(*)	9.3	12.6

(*)	Data relating to the first half of 2010.
(**)	Includes lines with a ceiling invoiced at the end of the month that can be integrated with prepaid recharges.
(***)	Includes Wimax lines.

Fixed-line telephony service: the number of fixed lines at the end of the first half of 2011 increased slightly compared to the end of 2010, thanks mainly to the rate plans with internet connectivity. Even though the fixed-line regulated services in Argentina continued to be influenced by the rate freeze imposed by the Emergency Economic Law of January 2002, ARBU (Average Revenue Billed per User), grew more than 6% compared to the first half of 2010 due to sales of plans which included minutes of traffic and value-added services.

Mobile telephony service: Telecom Personal mobile lines in Argentina grew by 1,059 thousand compared to the end of 2010, arriving at a total of 17,392 thousand lines at June 30, 2011, 30% of which are postpaid. At the same time, due to high-value customer acquisitions and clear leadership in the smartphone segment, the ARPU gained about 16%, exceeding 48 pesos (42 pesos in the first half of 2010). A large part of this growth can be traced to Value-Added Services (including SMS text messaging) and the Mobile Internet service which, on the whole, accounts for approximately 46% of revenues from mobile telephony services in the first half of 2011.

In Paraguay, the Núcleo customer base grew about 6% compared to December 31, 2010, and at June 30, 2011 had 1,983 thousand lines, 16% of which are postpaid. The company offers the best 3G internet service (in terms of speed in Paraguay), which we believe can attribute to it continuing in its trend of significant growth in terms of the number of lines.

Broadband: Telecom Argentina’s portfolio of total broadband lines at June 30, 2011 reached 1,457 thousand accesses, with an increase of 77 thousand accesses compared to the end of 2010 and

2011 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2011

representing about 6% growth. At the same time, ARPU increased due to the pricing strategy which also led to the reduction of promotional discounts associated with customer acquisition and loyalty.

In the Data segment, moreover, market share increased for dedicated Internet and IP VPN lines, as well as Datacenter services.

Operating Profit

The operating profit recorded a decline of 106 million pesos (-7.0%) to 1,409 million pesos in the first half of 2011. The reduction was entirely due to the fair value allocation to the fixed assets at the acquisition date which led to higher amortization and depreciation charges that were absent in the first half of 2010, for a total of 509 million pesos (about 90 million euros).

With regard to changes in costs, the following is noted:

•

acquisition of goods and services: amounted to 3,502 million pesos (2,687 million pesos in the first half of 2010). The increase of 30% compared to the corresponding prior period (+815 million pesos) was mainly due to higher outside service costs for 494 million pesos and higher purchases of raw materials, auxiliaries, consumables and merchandise for 275 million pesos;

•

employee benefits expenses: stand at 1,179 million pesos, increasing 277 million pesos compared to the first half of 2010 (+31%). The change came from salary increases as a result of periodic revisions in union agreements and primarily in connection with inflation. Moreover, an increase was reported in the average number of employees in the mobile area. The percentage of employee benefits expenses to total revenues was 13.7%, increasing 0.3 percentage points over the first half of 2010;

•	other operating expenses: amounted to 894 million pesos, up 25% (713 million pesos in the first half of 2010).

Such expenses consist of the following:

	Six months ended June 30,		Change
	2011	2010
	(millions of Argentine pesos)%
Indirect duties and taxes	620	483	137	28.4
Telecommunications operating fees and charges	160	127	33	2.6
Writedowns and expenses in connection with credit management	84	58	26	44.8
Sundry expenses	30	45	(15)	(33.3)

Total	894	713	181	25.4

Capital expenditures

Capital expenditures were 1,167 million pesos in the first half of 2011, increasing 16.1% compared to the same period of the prior year. Such amount included 317 million pesos for the capitalization of subscriber acquisition costs for the subscription of binding 18–24 month contracts for mobile customers and 12 month contracts for broadband customers (251 million pesos in the first half of 2010).

With regard to the fixed network, capital expenditures have been directed to the expansion of the fiber optic infrastructure and the access network, the development of backhauling for mobile traffic, DWDM technology and expansion of the IP backbone in order to improve transmission capacity and increase the access speed offered to customers.

At the same time, Telecom Personal has principally invested in the 3G network to increase capacity and expand coverage as well as in the platforms to expand Value-Added Services and in IT projects. Capital expenditures by Núcleo are aimed mainly at the 3G access network and switching.

2011 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2011

Employees

Employees at June 30, 2011 was 16,090, an increase of 440 people compared to December 31, 2010 (+2.8%). About 50% of the increase referred to the fixed sector and the other 50% to the mobile sector.

2011 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2011

❖ MEDIA

The Telecom Italia Media Group operates in the following business segments:

-	Telecom Italia Media – La7: includes activities of the television broadcasters La7 and La7D and those relating to Digital Content for the Telecom Italia Group for the creation and production of content relating to the innovative platforms of Telecom Italia and the web;

-	MTV Group: activities carried out by MTV Italia and its subsidiary MTV Pubblicità relating to the television broadcasters MTV and MTV Music, the 360-degree Playmaker production unit, the production of musical, multimedia and satellite channel platforms, in addition to MTV Mobile and multimedia (Web);

-	Network Operator (TIMB): activities conducted by Telecom Italia Media Broadcasting for the operation of the analog and digital broadcasting networks of La7 and MTV and the Digital Multiplex channels operated by the Group, in addition to accessory services and radio and television broadcasting platforms offered to Group companies and third parties.

Key results of the Business Unit for the first half of 2011, compared to the first half of 2010 are presented in the following table.

	Six months ended June 30,
	2011	2010	Change
	(millions of euros, except percentages and employees)%
Revenues	118	127	(9)	(7.1)
Operating profit (loss)	(20)	(21)	1	4.8
% of Revenues	(16.9)	(16.5)
Capital expenditures	26	21	5	23.8
Employees at period-end (units) (1)	803	(*)777	26	3.3

(1)	Includes employees with temp work contracts: 74 at June 30, 2011 and 44 at December 31, 2010.
(*)	The number of employees is referred to December 31, 2010.

Revenues

Revenues amounted to 118 million euros in the first half of 2011, decreasing 9 million euros (-7.1%) compared to 127 million euros in the first half of 2010. In detail:

•

revenues of Telecom Italia Media – La7 in the first half of 2011, before intragroup eliminations, amounted to 71 million euros, increasing 15 million euros (+25.9%) compared to the first half of 2010, due to the significant increase in gross advertising revenues. Advertising revenues particularly benefitted from the excellent performance of channel La7 daily average audience share which reached 3.65% in the first half of 2011 and from channel La7d’s net revenues in the first half of 2011 which totalled 3 million euros;

•

MTV group revenues came to 36 million euros in the first half of 2011, before infragroup eliminations, a decrease 10 million euros compared to the first half of 2010 (46 million euros). This reduction was due for 5 million euros to lower net advertising revenues and the remaining amount to the decrease in other activities, particularly lower revenues from MTV Mobile (-1 million euros) following the recent contract revision at the end of 2010 and lower revenues from the satellite-music platform channels as a result of the renegotiation, to lower values, of the contract with Sky (-2 million euros), whereas other revenues decreased in total by 2 million euros;

•

revenues from Network Operator activities, before intragroup eliminations, amounted to 26 million euros in the first half of 2011, compared to 40 million euros in the first half of 2010, decreasing 14 million euros. This change was almost entirely due to the termination of the Dahlia TV contract after the company was put into a wind-up in January 2011 (-15 million euros). The reduction in the revenues of analog activities with the group, in relation to the switch-off, was offset by higher revenues from the lease of digital bandwidth on its Multiplexes.

2011 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2011

Operating profit (loss)

Operating profit (loss) amounted to negative 20 million euros in the first half of 2011 improving 1 million euros compared to the first half of 2010.

The change can be ascribed to the following:

•

operating loss of Telecom Italia Media – La7 was 19 million euros in the first half of 2011, improving 14 million euros compared to the first half of 2010 (-33 million euros). Such performance is due to a higher contribution of revenues of Telecom Italia Media – La7, as described above, which more than compensated the higher operating costs linked largely to the programming of La7d, which in the first half of 2010 was in the start-up phase while in 2011 the channel is now firmly consolidated. La7 programming costs are basically in line with the first half of 2010;

•

operating profit (loss) of the MTV Group was nil in the first half of 2011, improving by 2 million euros compared to the first half of 2010 (-2 million euros). The reduction in revenues of MTV group, due both to lower advertising revenues and Mobile and Satellite activities was compensated by the reduction in operating costs;

•

operating loss of the Network Operator activities was 1 million euros (an operating income of 9 million euros the first half of 2010). This result was influenced by the loss of sales from Dahlia TV, partly offset by a reduction in operating costs due to greater efficiency in running the network.

Capital expenditures

Capital expenditures amounted to a total of 26 million euros in the first half of 2011 (21 million euros in the first half of 2010). Such expenditures relate to Telecom Italia Media – La7 (23 million euros) and the MTV group (2 million euros) mostly for the acquisition of television rights extending beyond one year (22 million euros) and other investments for 1 million euros which include those associated with activities for the digitalization of the networks.

Employees

Employees were 803 at June 30, 2011 (including 74 people with temp work contracts), an increase of 26 units compared to December 31, 2010 (777 people including 44 people with temp work contracts) and unchanged compared to June 30, 2010 (803 people including 61 units with temp work contracts).

❖ OLIVETTI

The Olivetti group mainly operates in the sector of office products and services for Information Technology. Due to its vast offering of hardware and software, its Solution Provider activities offer solutions able to automate processes and business activities for small and medium enterprises, large corporations and vertical markets. The Group continues the process, begun during the last few years, of expanding and diversifying the offering by concentrating on both the development of software solutions and applications services for businesses and public administrations, and also specialized electronic devices.

The market of the Business Unit is focused mainly in Europe, Asia and South America.

2011 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2011

The following table sets forth, for the periods indicated, certain financial and other data for the Olivetti Business Unit.

	Six months ended June 30,
	2011	2010	Change
	(millions of euros, except percentages and employees)%
Revenues	161	176	(15)	(8.5)
Operating profit (loss)	(27)	(18)	(9)	(50.0)
% of Revenues	(16.8)	(10.2)
Capital expenditures	3	3	—
Employees at period-end (unit)	1,088	(*)1,090	(2)	(0.2)

(*) The number of employees is referred to December 31, 2010.

Revenues

Revenues amounted to 161 million euros in the first half of 2011, decreasing 15 million euros compared to the first half of 2010. The market environment is particularly negative for the third consecutive year and estimates for 2011 forecast a contraction in ICT expenditures in Italy of about 4.5% (year-over-year, average data, source by Assinform). As regards Olivetti, in particular, certain specific trends occurred in the first half of 2011: the reduction of about 6 million euros in the Telecom Italia channel owing to the overall drop in demand in the devices market; the decline in sales abroad, approximately 3 million of which is due to the reorganization of the Europe channel currently in progress, and 1 million euros to the exchange rate effect on sales in foreign currency with customers outside the EU.

As far as the other Commercial Channels are concerned, sales have remained basically stable although the overall market environment is negative.

Operating profit (loss)

Operating profit (loss) was a negative 27 million euros in the first half of 2011, and a negative change of 9 million euros compared to the first half of 2010.

The change can be ascribed to:

•	lower margins on some proprietary products (particularly inkjet products) which are not yet sufficiently compensated by the positive results of the new lines of products and services;

•	restructuring costs of more than 1 million euros due to the end of the activities of the German affiliate.

Capital expenditures

Capital expenditures amounted to 3 million euros in the first half of 2011, unchanged from the same period of 2010.

Employees

Employees were 1,088 (998 in Italy and 90 foreign) at June 30, 2011, a reduction of 2 compared to the first half of 2010, (1,090, of whom 1,001 in Italy and 89 foreign). During the period, 14 people were added and 16 people left, consistent with the professional remix focused on the new Olivetti sales offerings.

2011 Half-Yearly Financial Report	Liquidity And Capital Resources

LIQUIDITY AND CAPITAL RESOURCES

¢ Liquidity

The Telecom Italia Group has a centralized financial risk management policy for market, credit and liquidity risks.

The Group defines the guidelines for directing operations, identifying the most appropriate financial instruments to meet prefixed objectives, monitoring the results achieved and excluding the use of financial instruments for speculative purposes.

The Group’s goal is to achieve an “adequate level of financial flexibility” which is expressed by maintaining a treasury margin in terms of liquid resources and syndicated committed credit lines which enables it to cover refinancing needs for the next 18-24 months.

The table below summarizes, for the periods indicated, the Telecom Italia Group’s cash flows.

	Six months ended June 30,
	2011	2010
	(millions of euros)
Cash flows from (used in) operating activities	4,041	2,974
Cash flows from (used in) investing activities	(1,715)	(2,614)
Cash flows from (used in) financing activities	(3,810)	(2,601)

Aggregate cash flows (A)	(1,484)	(2,241)
Net cash and cash equivalents (*) at beginning of the period (B)	5,282	5,484
Net foreign exchange differences on net cash and cash equivalents (C)	(54)	117

Net cash and cash equivalents (*) at end of the period (D=A+B+C)	3,744	3,360

(*)	For further details please see the Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2011 and 2010 in the Unaudited Interim Consolidated Financial Statements at June 30, 2011 included elsewhere in this Report on Form 6-K.

Cash flows from operating activities. Cash flows from operating activities were 4,041 million euros in the six months ended June 30, 2011 and 2,974 million euros in the six months ended June 30, 2010.

The increase in the six months ended June 30, 2011 compared to the six months ended June 30, 2010 of 1,067 million euros was primarily attributable to:

•

the positive effect of impairment losses (reversals) on non-current assets (including investments) of 3,137 million euros (a source of 3,189 million euros in the six months ended June 30, 2011 compared to a source of 52 million euros in the six months ended June 30, 2010);

•

the positive effect of net change in miscellaneous receivables/payables and other assets/liabilities equal to 628 million euros (from a net use of 626 million euros in the six months ended June 30, 2010 to a net source of 2 million euros in the six months ended June 30, 2011);

•

the positive effect of change in trade receivables and net amounts due from customers on construction contracts of 320 million euros (a net use of 278 million euros in the six months ended June 30, 2011 compared to a net use of 598 million euros in the six months ended June 30, 2010); and

•

the positive effect of change in trade payables of 363 million euros (an use of 258 million euros in the six months ended June 30, 2011 compared to an use of 621 million euros in the six months ended June 30, 2010).

Such positive effects in cash flows were partially offset by:

•

a decrease of 3,028 million euros in profit (loss) from continuing operations (a profit of 1,242 million euros in the six months ended June 30, 2010 compared to a loss of 1,786 million euros in the six months ended June 30, 2011);

2011 Half-Yearly Financial Report	Liquidity And Capital Resources

•

the negative effect of change in inventories of 182 million euros (from a net source of 109 million euros in the six months ended June 30, 2010 to a net use of 73 million euros in the six months ended June 30, 2011);

•

a decrease of 50 million euros in change in employee benefits (a net use of 5 million euros in the six months ended June 30, 2010 compared to a net use of 55 million euros in the six months ended June 30, 2011); and

•

the negative effect of net change in current income tax receivables/payables of 49 million euros (a net use of 53 million euros in the six months ended June 30, 2011 compared to a net use of 4 million euros in the six months ended June 30, 2010).

Cash flows used in investing activities. Cash flows used in investing activities were 1,715 million euros in the six months ended June 30, 2011 and 2,614 million euros in the six months ended June 30, 2010.

The decrease in the six months ended June 30, 2011 compared to the six months ended June 30, 2010 of 899 million euros was primarily attributable to:

•

net source from change in financial receivables and other financial assets of 855 million euros (a net use of 339 million euros in the six months ended June 30, 2010 compared to a net source of 516 million euros in the six months ended June 30, 2011); and

•

an increase of proceeds from sale/repayments of intangible, tangible and other non-current assets of 382 million euros (a net source of 394 million euros in the six months ended June 30, 2011 compared to a net source of 12 million euros in the six months ended June 30, 2010).

Such effects were partially offset by:

•

a decrease in proceeds from sale that resulted in a loss of control of subsidiaries or other businesses, net of cash disposed of equal to 143 million euros (a net use of 2 million euros in the six months ended June 30, 2011 compared to a source of 141 million euros in the six months ended June 30, 2010); and

•

an increase in capital expenditures (tangible and intangible assets on a cash basis) of 197 million euros (2,622 million euros in the six months ended June 30, 2011 compared to 2,425 million euros in the six months ended June 30, 2010).

Cash flows from (used in) financing activities. Cash flows used in financing activities were 3,810 million euros in the six months ended June 30, 2011, compared to 2,601 million euros in the six months ended June 30, 2010.

Cash flows used in financing activities in the six months ended June 30, 2011 reflected mainly the following:

•

a decrease in financial liabilities and other of 2,330 million euros, as a result of the repayments of non-current financial liabilities (3,514 million euros), the negative change in current financial liabilities and other (874 million euros) offset in part by the issuance of new debt (2,058 million euros); and

•	the payment of dividends of 1,325 million euros.

Cash flows used in financing activities in the six months ended June 30, 2010 of 2,601 million euros reflected mainly the following:

•

a decrease in financial liabilities and other of 1,585 million euros as a result of the repayments of non-current financial liabilities (4,323 million euros), offset in part by the issuance of new debt (1,457 million euros) and the change in current financial liabilities and other (1,281 million euros); and

•	the payment of dividends of 1,060 million euros.

2011 Half-Yearly Financial Report	Liquidity And Capital Resources

¢ Capital Resources

❖ Net Financial Debt

Net Financial Debt as of June 30, 2011 and December 31, 2010 is detailed as follows:

	As of June 30, 2011	As of December 31, 2010
	(Unaudited)
	(millions of euros)
Non-current financial liabilities	33,086	34,348
Current financial liabilities	5,408	6,882

GROSS FINANCIAL DEBT (A)	38,494	41,230

Securities, financial receivables and other non-current financial assets (B)	(1,542)	(1,863)

Current financial assets:
—Securities other than investments	(1,301)	(1,316)
—Financial receivables and other current financial assets	(386)	(438)
—Cash and cash equivalents	(3,760)	(5,526)

Total current financial assets (C)	(5,447)	(7,280)

FINANCIAL ASSETS (D=B+C)	(6,989)	(9,143)

NET FINANCIAL DEBT (A + D)	31,505	32,087

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, fully hedging exchange rate risk and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying.

Furthermore, in order to determine its exposure to interest rates, the Group defines an optimum composition for the fixed-rate and floating-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operating activities, the targeted optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at around 60% - 70% for the fixed-rate component and 30% - 40% for the floating-rate component.

In managing market risks, the Group has adopted a “Guideline policy for debt management using derivative instruments” and mainly uses IRS and CCIRS derivative financial instruments.

The volatility of interest rates and exchange rates, featuring prominently in the financial markets beginning in the fourth quarter of 2008, significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities.

2011 Half-Yearly Financial Report	Liquidity And Capital Resources

❖ CHANGE IN NET FINANCIAL DEBT DURING THE SIX MONTHS ENDED JUNE 30, 2011

The following chart summarizes the main transactions which had an impact on the change in net financial debt during the six months ended June 30, 2011:

In particular:

•	Capital expenditures on an accrual basis amounted to 2,037 million euros in the six months ended June 30, 2011, increasing 16 million euros compared to the first half of 2010:

	Six months ended June 30,
	2011		2010		Changes
	(millions of euros, except percentages)
		%		%
Domestic	1,358	66.7	1,487	73.6	(129)
Brazil	444	21.8	507	25.1	(63)
Argentina	205	10.1	—	—	205
Media, Olivetti and Other Operations	30	1.4	27	1.3	3
Adjustments and eliminations	—	—	—	—	—

Total	2,037	100.0	2,021	100.0	16

Specifically, the reduction in the capital expenditures of the Domestic Business Unit (-129 million euros; -8.7%), which also benefits from the effects of the programs to cut costs and capital expenditures, and of the Brazil Business Unit (-63 million euros) is offset by the entry of the Argentina Business Unit in the scope of consolidation (+205 million euros).

•

Sale of investments and other disposals totals 392 million euros and 386 million euros of that amount refers to the portion already received, net of related accessory charges, from the sale of EtecSA (Cuba). The transaction specifically provides that the Telecom Italia Group will receive a total of 706 million U.S. dollars, of which 500 million U.S. dollars was paid by the buyer on January 31, 2011; the

2011 Half-Yearly Financial Report	Liquidity And Capital Resources

remaining amount will be paid by EtecSA in 36 monthly installments. The receivable is secured by specific guarantees.

•

Finance expenses, income taxes and other net non-operating flow mainly includes the payment, during the first half of 2011, of net finance expenses, income taxes and also the change in non-operating receivables and payables.

During the first half of 2010, the item also included the court ordered deposit of 282 million euros for the precautionary confiscation of liquid resources relating to the Telecom Italia Sparkle case. The seizure order was reversed in August 2010.

•

Financial investments (acquisition of stakes in the Sofora – Telecom Argentina group). During the first half of 2011, the Telecom Italia Group increased the stakes held in Sofora Telecomunicaciones S.A. and in Nortel Inversora S.A. (the controlling holding company of the Telecom Argentina group, which, in turn, is controlled by Sofora Telecomunicaciones) for a total investment of 155 million euros. In particular:

•

on January 24, 2011, the Telecom Italia Group, through its subsidiary Telecom Italia International N.V., purchased 2,351,752 Nortel American Depositary Shares (ADS), representing Preferidas B shares, from Fintech Investment Ltd for 65.8 million U.S. dollars.

The ADSs in question represent 117,587.6 Preferidas B shares (without voting rights);

•

on March 9, 2011, Telecom Italia, through its subsidiary Telecom Italia International N.V., purchased a 10% stake in Sofora Telecomunicaciones S.A. from the local partner Werthein and thus increased its investment holding in Sofora from 58% to 68% of the company’s share capital. The transaction did not alter or modify either the governance rights of the Telecom Argentina group established by agreement between the shareholders signed by the Telecom Italia Group and Werthein, which is still in force, or the commitments undertaken by the Telecom Italia Group with the Argentine antitrust authorities.

In view of the above increments in the investments, the economic stake of the Telecom Italia Group in Telecom Argentina rose from 16.2% at December 31, 2010 to the current 21.1%.

* * *

The following should also be taken into account with respect to net financial debt:

•	Sale of receivables to factoring companies

The sales of receivables to factoring companies finalized during the first half of 2011 resulted in a positive effect on net financial debt at June 30, 2011 of 815 million euros (1,209 million euros at December 31, 2010).

2011 Half-Yearly Financial Report	Liquidity And Capital Resources

❖ GROSS FINANCIAL DEBT

On a consolidated basis, at June 30, 2011, our gross financial debt amounted to 38,494 million euros (41,230 million euros at December 31, 2010).

Bonds

Bonds at June 30, 2011 were recorded for 26,828 million euros (29,578 million euros at December 31, 2010). Their nominal repayment amount was 26,041 million euros, a reduction of 2,288 million euros compared to December 31, 2010 (28,329 million euros).

The change in bonds during the first half of 2011 was as follows:

NEW ISSUES

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 750 million euros 4.75% maturing 5/25/2018	EUR	750	05/25/2011
Telecom Italia S.p.A. 1,000 million euros 5.125% maturing 1/25/2016	EUR	1,000	01/25/2011

REPAYMENTS

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia Finance S.A. 7.50% 1,791 million euros (1)	EUR	1,791	04/20/2011
Telecom Italia Capital S.A. Floating Rate Notes 400 million dollars, 3M USD LIBOR 0.48%, issued with a guarantee from Telecom Italia S.p.A.	USD	400	02/01/2011
Telecom Italia Capital S.p.A. 4.5% 750 million euros	EUR	750	01/28/2011

(1)	Net of 209 million euros bought back by the company during 2009 – 2011.

BUYBACKS

As it did in past years, in the first half of 2011 the Telecom Italia Group bought back bonds to:

•	give investors a further possibility of monetizing their positions;

•	partially repay some debt securities before maturity, increasing the overall return on the Group’s liquidity without incurring additional risks.

In particular, the following bonds were repurchased:

(millions of original currency)	Currency	Amount	Buyback period
Telecom Italia Finance S.A. 1,791 million euros 7.50% maturing April 2011 (*)	EUR	93	January – March 2011
Telecom Italia Finance S.A. 813 million euros 7.25% maturing April 2012	EUR	187	January – March 2011

(*)	During 2009 and 2010, an amount of 116 million euros was already bought back. The total amount bought back between 2009 and 2011 is therefore 209 million euros.

With reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, the nominal amount at June 30, 2011 was equal to 283 million euros and decreased by 22 million euros compared to December 31, 2010 (305 million euros).

2011 Half-Yearly Financial Report	Liquidity And Capital Resources

❖ REVOLVING CREDIT FACILITY AND TERM LOAN

The following table shows the composition and the drawdown of the syndicated committed credit lines available at June 30, 2011. These are represented by the Revolving Credit Facility for a total of 8 billion euros expiring August 2014, the syndicated revolving line for a total of 1.25 billion euros expiring in February 2013 and the revolving line for 200 million euros signed on December 20, 2010 expiring on June 19, 2012 (renewable at the discretion of Telecom Italia up to December 18, 2013).

	As of June 30, 2011		As of December 31, 2010
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down
Term Loan – expiring February 2013	1.25	—	1.25	—
Revolving Credit Facility – expiring August 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility – expiring June 2012 (renewable until December 2013)	0.2	0.12	0.2	0.12

Total	9.45	1.62	9.45	1.62

Lehman Brothers Bankhaus AG London Branch bank is the Lender of the Revolving Credit Facility expiring 2014 with a commitment of 19 million euros and an amount disbursed of 3.56 million euros.

With regard to Lehman Brothers Bankhaus AG’s commitment, the Telecom Italia Group has not received any communication from Lehman Brothers Bankhaus AG, or from its representatives or directors or agent about the committed facility which, at this time, entails changes compared to the situation prior to the bankruptcy of Lehman Brothers Holding Inc.

❖ MATURITIES OF FINANCIAL LIABILITIES AND AVERAGE COST OF DEBT

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities) is 7.67 years.

The average cost of the Group’s debt, considered as the cost for the period calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is equal to about 5.4%.

For details of the maturities of financial liabilities in terms of expected nominal repayment amount, as contractually agreed, reference should be made to the Notes “Financial liabilities (current and non-current)” and “Financial risk management” of the Notes to the Unaudited Interim Consolidated Financial Statements at June 30, 2011 included elsewhere in this Report on Form 6-K.

❖ CURRENT FINANCIAL ASSETS AND LIQUIDITY MARGIN

The Telecom Italia Group’s available liquidity margin, calculated as the sum of Cash and cash equivalents and Securities other than investments, amounted to 5,061 million euros at June 30, 2011 (6,842 million euros at December 31, 2010) which, together with its unused committed credit lines for 7.8 billion euros, is expected to allow the Group to amply meet its repayment obligations over the next 24 months.

In particular:

•	Cash and cash equivalents amounted to 3,760 million euros at June 30, 2011 (5,526 million euros at December 31, 2010).

The different technical forms of investing available cash at June 30, 2011, which includes euro commercial paper for 174 million euros, can be analyzed as follows:

-	Maturities: investments have a maximum maturity date of three months;

-	Counterpart risk: investments of European companies are made with leading banking, financial and industrial institutions with high-credit-quality and a rating of at least A-. Investments of South American companies are made with primary local counterparts;

-	Country risk: investments are made mainly in major European financial markets;

•	Securities other than investments, amounted to 1,301 million euros at June 30, 2011 (1,316 million euros at December 31, 2010). Such forms of investment represent alternatives to the investment of

2011 Half-Yearly Financial Report	Liquidity And Capital Resources

liquidity with the aim of raising the return. These mainly consist of 1,149 million euros in Italian treasury bonds purchased by Telecom Italia S.p.A. (with A ratings by S&P’s); 150 million euros in bonds issued by counterparts with a rating by S&P’s of at least BBB+ with different maturities, but all with an active market, that is, readily convertible into cash.

❖ DEBT TO EQUITY RATIO

The Telecom Italia Group’s debt to equity ratio, calculated as the ratio of consolidated net financial debt to equity (including Non-controlling interests), was 107.3% as of June 30, 2011 and 98.4% as of December 31, 2010.

❖ RATIO OF EARNINGS TO FIXED CHARGES

The Telecom Italia Group’s consolidated ratios of earnings to fixed charges (which have been extracted or derived from the 2010 Annual Report) for the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006 are as follows:

Year Ended December 31,
2010	2009	2008	2007	2006
2.84	2.51	2.21	2.67	3.13

Our consolidated ratio of earnings to fixed charges for the six months ended June 30, 2011 is as follows:

Six months ended June 30, 2011
(Unaudited)
0.01

For purposes of calculating the ratio of “earnings to fixed charges”:

•	“Earnings” is calculated by adding:

-	profit (loss) before tax from continuing operations;

-	“fixed charges” (as defined below);

-	amortization of capitalized interest and issue debt discounts or premiums;

-	dividends from associates and joint ventures accounted for using the equity method; and

-	share of losses of associates and joint ventures accounted for using the equity method;

and then subtracting:

-	capitalized interest for the applicable period; and

-	share of earnings of associates and joint ventures accounted for using the equity method.

•	“Fixed charges” is calculated by adding:

-	interest expenses (both expensed and capitalized);

-	issue costs and any original issue debt discounts or premiums; and

-	an estimate of the interest within rental expense for operating leases.

2011 Half-Yearly Financial Report	Liquidity And Capital Resources

❖ CREDIT RATINGS

Telecom Italia’s credit ratings at the date of this report by the major rating agencies are the following:

Standard&Poor’s		Moody’s		Fitch Ratings
Rating	Outlook	Rating	Outlook	Rating	Outlook

BBB	Stable	Baa2	Negative	BBB	Stable

Although ratings downgrades do not have an immediate impact on outstanding debt, except for outstanding debt instruments that specifically contemplate ratings in order to determine interest expenses, or on its relative cost to us, downgrades could lead to a greater risk with respect to refinancing existing debt or higher refinancing costs. See page 7 under “Item 3. Key Information 3.1. Risk Factors” in the 2010 Annual Report.

For a discussion on financial instrument contractual clauses related to credit rating changes, please see the “Note—Financial liabilities (current and non-current)” of the Notes to the Consolidated Financial Statements included elsewhere in this Report on Form 6-K.

❖ OFF-BALANCE SHEET ARRANGEMENTS

As of June 30, 2011, the Telecom Italia Group had the following items that are considered to be off-balance sheet arrangements.

Sureties were provided for 20 million euros, net of back-to-back guarantees received. They mainly refer to guarantees by Telecom Italia on behalf of associates (5 million euros) and other medium/long-term financial transactions.

For further details please see “Note—Contingent liabilities, other information, commitments and guarantees” of the Notes to the Unaudited Interim Consolidated Financial Statements at June 30, 2011 included elsewhere in this Report on Form 6-K.

❖ CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table aggregates our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future in terms of nominal amounts and carrying values.

As of June 30, 2011, the nominal repayment amounts of financial payables and the relating expiration dates were as follows:

Maturities of gross financial debt – nominal repayment amount

	Amounts due as of June 30,
	2012	2013	2014	2015	2016	After 2016	Total
	(millions of euros)
Bonds	3,277	2,500	3,749	865	3,893	11,757	26,041
Loans and other financial liabilities	765	480	1,549	2,340	856	2,387	8,377
Finance lease liabilities	239	140	172	149	130	787	1,617

Total	4,281	3,120	5,470	3,354	4,879	14,931	36,035
Current financial liabilities	475	—	—	—	—	—	475

Total	4,756	3,120	5,470	3,354	4,879	14,931	36,510

For further details please see also “Note—Financial liabilities (current and non-current)” of the Notes to the Unaudited Interim Consolidated Financial Statements at June 30, 2011 included elsewhere in this Report on Form 6-K.

2011 Half-Yearly Financial Report	Research And Development

RESEARCH AND DEVELOPMENT

Research and development activities at Telecom Italia are carried out by the Information Technology, TILab and Innovation & Industry Relations departments, which oversee the analysis of new technologies and the development of engineering needed to deliver the services offered to customers. Activities to enhance and generate competitive advantage for the Group are of particular importance and are pursued through strategic management of the relationship between research, Intellectual Property Rights (IPR) and business, aimed at developing the company’s assets in patents rights. Seven new applications for patents were filed during the first half of 2011.

RELEVANT STAKEHOLDERS AND ISSUES

The relevant stakeholders for research and development are:

•	the areas of the company involved (e.g. Marketing and Purchasing);

•	the suppliers, for the joint development of solutions in accordance with the technical requirements of Telecom Italia;

•

research centers and universities, for cooperation and joint projects. In 2011, 13 new collaborative projects were begun with Italian universities, in addition to the 9 already under way at the beginning of 2010, covering research into new technologies, encryption algorithms, new services and new communication standards;

•	the standardisation organisations and forums (including NGMN, OpenIPTV Forum, OMA, 3GPP, ETSI, TM Forum, W3C, ITU-T) in which Telecom Italia is actively involved;

•

the Ministries (Ministry for Economic Development and Ministry of Education, Universities and Research), the European Union and public authorities (e.g. CNR and local authorities) for projects funded through participation in competitive tenders, and partnership initiatives;

•

non-governmental organisations, associations, alliances and industry forums (e.g. GSMA, m-health, Consorzio tema.mobility) which bring together all the entities involved in the value chain of the specific market;

•	international research and development organisations (e.g. EURESCO and Joint Technology Initiative).

The themes on which projects are developed are identified on the basis of the Three-Year Technological Plan, the reference document for the Group, which provides guidelines for the evolution of the network, platform and services.

Published annually, following a wide-ranging process involving all the areas of the company involved, the Plan identifies the main external factors (regulations, standards, vendors, other market operators) that may influence the company’s strategies and highlights the emerging and cross-cutting technologies in other sectors that may be of interest to the Group.

PROJECTS AND INITIATIVES IN THE FIRST HALF OF 2011

The themes identified can be arranged in 3 macro-strands:

•	Information Technology to support business;

•	services to reduce environmental impact;

•	services for the community.

Information Technology to support business

Research and development activities in this area, both internal and contracted to external suppliers, were aimed at supporting the Operating Units and Business Units and related to:

•

software products dedicated to the management of new commercial offers and new services for customers (business support systems), to the proper functioning of network support systems (operational support systems), and to security;

•	testing and specific checks for tenders and new network architecture;

•	new hardware infrastructure to support applications.

The main activities were:

•	development of new Customer Centric “Single Convergent Billing” to manage the billing of fixed/mobile services for Consumer customers;

2011 Half-Yearly Financial Report	Research And Development

•	completion of the development of the Customer Centric “CRM Business” platform for the commercial management of mobile services to SOHO, SME, enterprise and top customers;

•

evolution of IT platforms to support the business functions in implementing new services and launching commercial offers for consumer, business and top customers (e.g. offers related to the Nuvola Italiana—Italian Cloud service).

Services to reduce environmental impact

•

Next Generation Data Center: this project aims to develop the hardware infrastructure according to virtualisation and cloud computing principles, based on replacing the physical servers in the Telecom Italia Data Center by making shared use of infrastructure between the various applications. The project, which aims to develop commercial offers for the ICT market (e.g. ospit@ virtuale), allows logistical and energy optimisations to be achieved.

•

Next Generation Workplace: this is a personal computing evolution that allows centrally managed content and applications to be accessed remotely and in multichannel mode, replacing traditional workstations, based on a desktop, with highly “simplified” PCs that only contain the basic network information needed to communicate with the centralised infrastructure. In addition to contributing in a decisive way to reducing energy consumption, the project is aimed at improving the operational flexibility of employees, establishing the foundation for future development of work models (e.g. teleworking).

•

ITS & Infomobility Platform: this aims to enable new mobility services for Public Administration and private users by gradually introducing the idea of a vehicle constantly connected with the outside world (e.g. service centre, roadside infrastructure, occupants, other vehicles, etc.). The objective is to improve the efficiency and eco-sustainability of transport for the benefit of the community. The vision and solutions are developed in close synergy with the industry standardisation activities in which Telecom Italia is closely involved.

•	Smart metering: solutions that allow energy consumption to be monitored and optimised, including TI-Green and GreenHome.

•

Smart Town: the solution provides a package of services for municipalities by using the public lighting network and is offered as part of the Digital Town (Smart Cities) initiative involving Italy’s main cities.

•

EARTH (Energy Aware Radio and neTwork tecHnologies): studies network architectures and individual radio components of existing and future generation mobile systems in order to improve their energy efficiency by at least 50% compared to current standards, with resulting benefits in terms of savings and a reduction in harmful emissions.

•

Telepresence: development of a prototype for the telepresence service for business customers, the features of which guarantee a high standard of video quality (resolution up to full HD), visibility of the whole person, smoothness in the reproduction of movements and polyphonic audio with echo and background noise suppression. The prototype is distinguished by the use of low cost technologies such as HD consumer webcam, 50” plasma TV, medium range PC and new low cost sound cards.

Services for the community

•	Solutions for reducing the geographical divide: these are intended to facilitate access to broadband in areas with digital divide problems and new urban areas.

•

Laboratorio Accreditato di Prova (LAP) - accredited test laboratory: operates within TILab and carries out testing activities on ICT services and systems for the company’s internal departments and for external companies and organisations. The LAP is accredited as a provider of various services to the Ministry of Economic Development, SIT (Italian calibration service) and Accredia (the new national accreditation body) based on European Regulation EC 765/2008. During the first half of 2011, a new Technical Operating Sector was set up, consisting of the laboratory for mobile telephony added value services (VAS) and three new accredited services for performing tests.

•

Smart Inclusion: this project allows young long term hospital patients to stay in contact with their school and family home via a touch screen terminal fitted with a camera, while also allowing doctors to optimise the management of care procedures. The technical solution has been created by Telecom Italia by using innovative technologies such as plastic fiber optics and power lines, as well as specific software developments, mainly based on open source platforms.

2011 Half-Yearly Financial Report	Research And Development

•

E-learning and evolved teaching methods: a series of initiatives have been launched in the field of schooling with the aim of fulfilling the demand for evolved systems based on collaboration, communication and the use of innovative devices such as IMBs—Interactive Multimedia Boards.

•

Nuvola Italiana_Home Doctor: remote healthcare based on monitoring the physiological parameters of the patient directly from home or in appropriately equipped premises. The measurements are carried out by combining technologies developed by Telecom Italia with the standard medical electronic apparatus on sale.

•

MuoviTI: this is an experimental remote monitoring application for people with movement difficulties, which allows healthcare personnel to monitor the physical exercise taken by patients remotely. The system uses devices and sensors that can be worn by the patient and process the data on site and transmit the results to the Telecom Italia remote monitoring platform for them to be checked by authorised personnel (doctors and relatives). The application is based on the SPINE framework, an open source project developed with the academic world (Universities of Calabria and Berkeley and the University of Texas in Dallas). The testing of MuoviTi on a number of patients being treated in the rehabilitation department of the Novara University “Maggiore della Carità” Hospital began in 2010 with the assistance of the Mario Boella Institute.

For additional details, reference should be made to the Note “Other information” of the Notes to the Unaudited Interim Consolidated Financial Statements at June 30, 2011 included elsewhere in this Report on Form 6-K.

2011 Half-Yearly Financial Report	Board of Directors

BOARD OF DIRECTORS

The ordinary shareholders’ meeting held on April 12, 2011 appointed the new board of directors of the Company composed of 15 directors who will remain in office for three years until the approval of the financial statements for the year ended December 31, 2013.

On April 13, 2011, the Telecom Italia board of directors appointed Franco Bernabè Executive Chairman, Aldo Minucci Deputy Chairman and Marco Patuano Managing Director and Chief Operations Officer. On June 6, 2011, the director Ferdinando Falco Beccalli submitted his resignation.

Consequently, the board of directors of the Company is now composed as follows:

Executive Chairman	Franco Bernabè

Deputy Chairman	Aldo Minucci

Managing Director and Chief Operations Officer	Marco Patuano

Directors

César Alierta Izuel

Tarak Ben Ammar

Elio Cosimo Catania (independent)

Jean Paul Fitoussi (independent)

Gabriele Galateri di Genola

Julio Linares López

Gaetano Micciché

Renato Pagliaro

Francesco Profumo (independent)

Mauro Sentinelli (independent)

Luigi Zingales (independent)

Secretary to the Board	Antonino Cusimano

2011 Half-Yearly Financial Report	Recent Developments

RECENT DEVELOPMENTS

Proposed Subscription for TIM Participações Common Share Offering

On September 15, 2011, Telecom Italia announced its intention to subscribe, through its wholly-owned subsidiary TIM Brasil, for common shares offered by TIM Participações S.A. in its announced offering to preserve its current 66.94% interest in TIM Participações. On September 15, 2011, TIM Participações announced the proposed sale of 190,796,858 of its common shares, the net proceeds from which it intends to use to develop and expand its network infrastructure. The number of common shares to be sold by TIM Participações remains subject to change following the marketing period, as well as the underwriters’ overallotment option to purchase up to an additional 15% of the number of offered shares not subscribed for by Telecom Italia.

For further recent developments please also see “Legal Proceedings” section included elsewhere in this Report on Form 6-K and “Events subsequent to June 30, 2011” of the Notes to the Unaudited Interim Consolidated Financial Statements at June 30, 2011 included elsewhere in this Report on Form 6-K.

2011 Half-Yearly Financial Report	Legal Proceedings

LEGAL PROCEEDINGS

Fastweb

Recently, the following disputes with Fastweb, described in the Note “Contingent liabilities, other information, commitments and guarantees” of the Notes to the Unaudited Interim Consolidated Financial Statements at June 30, 2011 included elsewhere in this Report on Form 6-K, were the subject of conciliation with the final termination of such disputes:

•

judgment at Milan Civil Court for the presumed abusive nature of the Telecom Italia winback strategy in the residential and non-residential fixed line telephone service supply markets and in the broadband access retail services;

•

judgment at the Milan Court, by which Fastweb claimed damages of approximately 65 million euros (Fastweb also submitted a subordinate claim, quantifying the damages at 87 million euros) for presumed acts of unfair competition and misleading advertising as part of the “Impresa Semplice” advertising campaign, for the offer of integrated services to small and medium-sized enterprises.

Antitrust Case A428

In addition to the information provided in the Note “Contingent liabilities, other information, commitments and guarantees” of the Notes to the Unaudited Interim Consolidated Financial Statements at June 30, 2011 included elsewhere in this Report on Form 6-K, please note as follows.

While reiterating that it had always acted in full compliance with applicable regulations, Telecom Italia filed a proposal of undertakings in order to remove all of the concerns set out in the AGCM decision to open the investigation. Deeming that such proposal was not manifestly groundless, AGCM published it on its website on August 5, 2011, inviting comments from interested third parties.

Since the procedure to evaluate the undertakings is still underway, it is premature to opine about the outcome of the proceedings.

Unaudited Interim Consolidated Financial Statements	Consolidated Statements Of Financial Position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF JUNE 30, 2011 AND

DECEMBER 31, 2010 — ASSETS

	Note	As of June 30, 2011	As of December 31, 2010
		Unaudited
		(millions of euros)
NON—CURRENT ASSETS
Intangible assets
Goodwill	4	40,691	43,912
Other intangible assets	5	7,459	7,903

		48,150	51,815

Tangible assets	6
Property, plant and equipment owned		14,588	15,373
Assets held under finance leases		1,124	1,177

		15,712	16,550

Other non—current assets
Investments in associates and joint ventures accounted for using the equity method	7	73	85
Other investments	7	44	43
Securities, financial receivables and other non—current financial assets	7	1,542	1,863
Miscellaneous receivables and other non—current assets	7	1,131	934
Deferred tax assets		1,141	1,863

		3,931	4,788

TOTAL NON—CURRENT ASSETS (A)		67,793	73,153

CURRENT ASSETS
Inventories		460	387
Trade and miscellaneous receivables and other current assets	8	8,474	7,790
Current income tax receivables		131	132
Securities other than investments		1,301	1,316
Financial receivables and other current financial assets		386	438
Cash and cash equivalents		3,760	5,526

Current assets sub—total		14,512	15,589

Discontinued operations/Non—current assets held for sale
– of a financial nature		—	—
– of a non—financial nature		—	389

		—	389

TOTAL CURRENT ASSETS (B)		14,512	15,978

TOTAL ASSETS (A+B)		82,305	89,131

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Consolidated Statements Of Financial Position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF JUNE 30, 2011 AND

DECEMBER 31, 2010 — EQUITY AND LIABILITIES

	Note	As of June 30, 2011	As of December 31, 2010
		Unaudited
		(millions of euros)
EQUITY	9
Share capital issued		10,689	10,689
Less: treasury shares		(89)	(89)

Share capital		10,600	10,600
Paid—in capital		1,697	1,697
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period		13,464	16,522

Equity attributable to owners of the Parent		25,761	28,819
Equity attributable to non-controlling interests		3,593	3,791

TOTAL EQUITY (A)		29,354	32,610

NON—CURRENT LIABILITIES
Non—current financial liabilities	10	33,086	34,348
Employee benefits	13	1,068	1,129
Deferred tax liabilities		894	1,027
Provisions	14	825	860
Miscellaneous payables and other non—current liabilities		1,059	1,086

TOTAL NON—CURRENT LIABILITIES (B)		36,932	38,450

CURRENT LIABILITIES
Current financial liabilities	10	5,408	6,882
Trade and miscellaneous payables and other current liabilities	15	10,409	10,954
Current income tax payables		202	235

Current liabilities sub—total		16,019	18,071

Liabilities directly associated with Discontinued operations/Non—current assets held for sale
– of a financial nature		—	—
– of a non—financial nature		—	—

		—	—

TOTAL CURRENT LIABILITIES (C)		16,019	18,071

TOTAL LIABILITIES (D=B+C)		52,951	56,521

TOTAL EQUITY AND LIABILITIES (A+D)		82,305	89,131

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Separate Consolidated Income Statements

SEPARATE CONSOLIDATED INCOME STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,

2011 AND 2010

		Six months ended June 30,
	Note	2011	2010
		Unaudited (millions of euros)
Revenues		14,543	13,223
Other income		108	104

Total operating revenues and other income		14,651	13,327

Acquisition of goods and services		(6,232)	(5,368)
Employee benefits expenses		(1,964)	(1,845)
Other operating expenses		(844)	(570)
Changes in inventories		81	(125)
Internally generated assets		285	314
Depreciation and amortization		(2,843)	(2,845)
Gains (losses) on disposals of non—current assets		(3)	(2)
Impairment reversals (losses) on non—current assets		(3,182)	(5)

Operating profit (loss)		(51)	2,881

Share of profits (losses) of associates and joint ventures accounted for using the equity method		(12)	39
Other income (expenses) from investments		15	2
Finance income	17	1,685	3,464
Finance expenses	17	(2,646)	(4,462)

Profit (loss) before tax from continuing operations		(1,009)	1,924
Income tax expense		(777)	(682)

Profit (loss) from continuing operations		(1,786)	1,242
Profit (loss) from Discontinued operations/Non—current assets held for sale		(11)	(2)

Profit (loss) for the period	18	(1,797)	1,240
Attributable to:
• Owners of the Parent		(2,013)	1,211
• Non-controlling interests		216	29

		Six months ended June 30,
	Note	2011	2010
		Unaudited
		(euros)
Basic and Diluted Earnings Per Share (EPS) (*)	19
- Ordinary Share		(0.11)	0.06
- Savings Share		(0.11)	0.07
Of which:
- From continuing operations
- Ordinary Share		(0.11)	0.06
- Savings Share		(0.11)	0.07
- From Discontinued operations/Non—current assets held for sale
- Ordinary Share		—	—
- Savings Share		—	—

(*)	Basic EPS is equal to diluted EPS.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Consolidated Statements Of Comprehensive Income

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX MONTHS

ENDED JUNE 30, 2011 AND 2010

		Six months ended June 30,
		2011	2010
		Unaudited (millions of euros)
Profit (loss) for the period	(A)	(1,797)	1,240

Other components of the Statement of Comprehensive Income:
• Available-for-sale financial assets
- Profit (loss) from fair value adjustments		5	15
- Loss (profit) transferred to the Separate Consolidated Income Statement		1	5
- Income tax expense		(1)	(7)

	(B)	5	13

• Hedging instruments:
- Profit (loss) from fair value adjustments		(346)	1,394
- Loss (profit) transferred to the Separate Consolidated Income Statement		634	(1,111)
- Income tax expense		(80)	(76)

	(C)	208	207

• Exchange differences on translating foreign operations:
- Profit (loss) on translating foreign operations		(360)	589
- Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		75	—
- Income tax expense		—	—

	(D)	(285)	589

• Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
- Profit (loss)		1	54
- Loss (profit) transferred to the Separate Consolidated Income Statement		—	—
- Income tax expense		—	—

	(E)	1	54

Total	(F=B+C+D+E)	(71)	863

Total profit (loss) for the period	(A+F)	(1,868)	2,103

Attributable to:
• Owners of the Parent		(1,851)	1,928
• Non-controlling interests		(17)	175

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED

JUNE 30, 2011 AND 2010

•	CHANGES IN EQUITY FROM JANUARY 1, TO JUNE 30, 2010

	Equity attributable to owners of the Parent
	Share capital	Paid-in capital	Fair value adjustments on available- for-sale financial assets	Fair value adjustments on hedging instruments	Exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Equity attributable to Non- controlling interests	Total equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h=a+b+c+d+ e+f+g)	(i)	(h+i)
	Unaudited (millions of euros)
Balance at December 31, 2009	10,585	1,689	(4)	(494)	983	(110)	13,303	25,952	1,168	27,120

Changes in equity during the period:
• Dividends approved	—	—	—	—	—	—	(1,029)	(1,029)	(34)	(1,063)
• Total comprehensive income (loss) for the period	—	—	13	207	443	54	1,211	1,928	175	2,103
• Issue of equity instruments	—	—	—	—	—	—	1	1	—	1
• Effect of the Telecom Italia Media share capital increase transaction	—	—	—	—	—	—	3	3	44	47
• Other changes	—	—	—	—	—	—	15	15	11	26

Balance at June 30, 2010	10,585	1,689	9	(287)	1,426	(56)	13,504	26,870	1,364	28,234

•	CHANGES IN EQUITY FROM JANUARY 1, TO JUNE 30, 2011 – Note 9

	Equity attributable to owners of the Parent
	Share capital	Paid-in capital	Fair value adjustments on available -for-sale financial assets	Fair value adjustments on hedging instruments	Exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Equity attributable to Non-controlling interests	Total equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h=a+b+c+d +e+f+g)	(i)	(h+i)
	Unaudited (millions of euros)
Balance at December 31, 2010	10,600	1,697	(7)	(284)	1,401	(1)	15,413	28,819	3,791	32,610

Changes in equity during the period:
• Dividends approved	—	—	—	—	—	—	(1,184)	(1,184)	(73)	(1,257)
• Total comprehensive income (loss) for the period	—	—	5	208	(52)	1	(2,013)	(1,851)	(17)	(1,868)
• Issue of equity instruments	—	—	—	—	—	—	4	4	—	4
• Effect of increase in economic stake in Argentina Business Unit	—	—	—	—	—	—	(36)	(36)	(117)	(153)
• Other changes	—	—	—	—	—	—	9	9	9	18

Balance at June 30, 2011	10,600	1,697	(2)	(76)	1,349	—	12,193	25,761	3,593	29,354

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30,

2011 AND 2010

		Six months ended June 30,
	Note	2011	2010
		Unaudited (millions of euros)
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) from continuing operations		(1,786)	1,242
Adjustments for:
Depreciation and amortization		2,843	2,845
Impairment losses (reversals) on non—current assets (including investments)		3,189	52
Net change in deferred tax assets and liabilities		509	618
Losses (gains) realized on disposals of non—current assets (including investments)		(11)	1
Share of losses (profits) of associates and joint ventures accounted for using the equity method		12	(39)
Change in employee benefits		(55)	(5)
Change in inventories		(73)	109
Change in trade receivables and net amounts due from customers on construction contracts		(278)	(598)
Change in trade payables		(258)	(621)
Net change in current income tax receivables/payables		(53)	(4)
Net change in miscellaneous receivables/payables and other assets/liabilities		2	(626)

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)		4,041	2,974

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	5	(853)	(896)
Purchase of tangible assets on an accrual basis	6	(1,184)	(1,125)

Total purchase of intangible and tangible assets on an accrual basis		(2,037)	(2,021)
Change in amounts due to fixed asset suppliers		(585)	(404)

Total purchase of intangible and tangible assets on a cash basis		(2,622)	(2,425)
Acquisitions of control of subsidiaries or other businesses, net of cash acquired		—	(3)
Acquisitions/disposals of other investments		(1)	—
Change in financial receivables and other financial assets		516	(339)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		(2)	141
Proceeds from sale/repayments of intangible, tangible and other non—current assets		394	12

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)		(1,715)	(2,614)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other		(874)	1,281
Proceeds from non—current financial liabilities (including current portion)		2,058	1,457
Repayments of non—current financial liabilities (including current portion)		(3,514)	(4,323)
Share capital proceeds/Reimbursements (including subsidiaries)		—	44
Dividends paid		(1,325)	(1,060)
Changes in ownership interests in consolidated subsidiaries		(155)	—

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)		(3,810)	(2,601)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON—CURRENT ASSETS HELD FOR SALE (D)		—	—

AGGREGATE CASH FLOWS (E=A+B+C+D)		(1,484)	(2,241)
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (F)		5,282	5,484
Net foreign exchange differences on net cash and cash equivalents (G)		(54)	117

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (H=E+F+G)		3,744	3,360

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX

MONTHS ENDED JUNE 30, 2011 AND 2010

	Six months ended June 30,
	2011	2010
	Unaudited (millions of euros)
ADDITIONAL CASH FLOW INFORMATION:
Income taxes (paid) received	(208)	(49)

Interest expense paid	(1,792)	(1,795)

Interest income received	632	618

Dividends received	1	1

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD:
• Cash and cash equivalents – from continuing operations	5,526	5,504
• Bank overdrafts repayable on demand – from continuing operations	(244)	(101)
• Cash and cash equivalents – from discontinued operations/non—current assets held for sale	—	81
• Bank overdrafts repayable on demand – from discontinued operations/Non—current assets held for sale	—	—

	5,282	5,484

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD:
• Cash and cash equivalents – from continuing operations	3,760	3,507
• Bank overdrafts repayable on demand – from continuing operations	(16)	(166)
• Cash and cash equivalents – from discontinued operations/Non—current assets held for sale	—	19
• Bank overdrafts repayable on demand – from discontinued operations/Non—current assets held for sale	—	—

	3,744	3,360

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 1—FORM, CONTENT AND OTHER GENERAL INFORMATION

•	Form and content

Telecom Italia (the “Parent”) and its subsidiaries form the “Telecom Italia Group” or the “Group”. Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent, Telecom Italia, are located in Milan, Italy at Piazza degli Affari 2.

The duration of Telecom Italia S.p.A., as stated in the company’s bylaws, extends until December 31, 2100.

The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector, particularly the fixed and mobile domestic and international telecommunications sector, the television sector and the office products sector.

The Telecom Italia Group half-year consolidated financial statements at June 30, 2011 have been prepared on a going concern basis (further details are provided in the Note “Accounting policies”) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (designated as “IFRS”).

In the first half of 2011, the Telecom Italia Group has not elected the early adoption of any IFRS.

The Telecom Italia Group half-year consolidated financial statements at June 30, 2011 have been prepared in accordance with IAS 34 (Interim Financial Reporting) and, as permitted by this standard, do not include all the information that would be required in annual financial statements; accordingly, these financial statements should be read together with the 2010 Telecom Italia Group consolidated financial statements.

For purposes of comparison, the consolidated statement of financial position at December 31, 2010 and the separate consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows as well as the consolidated statement of changes in equity for the first half of 2010 have been presented in accordance with IAS 34.

The Telecom Italia Group half-year consolidated financial statements at June 30, 2011 are expressed in euro (rounded to the nearest million, unless otherwise indicated).

Publication of the Telecom Italia Group half-year consolidated financial statements at June 30, 2011 was approved by resolution of the Board of Directors’ meeting held on August 4, 2011.

•	Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•	the consolidated statement of financial position has been prepared by classifying assets and liabilities according to “current and non-current” criterion;

•

the separate consolidated income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the practices of the industrial sector of reference;

•	the consolidated statement of comprehensive income includes the profit or loss for the period as shown in the separate consolidated income statement and all other non-owner changes in equity;

•	the consolidated statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

•	Segment reporting

An operating segment is a component of an entity:

(a)	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

(b)	whose operating results are regularly reviewed by the entity’s chief operating decision maker (in the case of Telecom Italia the Board of Directors) to make decisions about resources to be allocated to the segment and assess its performance; and

(c)	for which discrete financial information is available.

In particular, the operating segments of the Telecom Italia Group are organized according to the relative geographic location (Domestic, Brazil and Argentina) for the telecommunications business and according to the specific businesses for the other segments.

The term “operating segment” is considered synonymous with “Business Unit”.

The operating segments of the Telecom Italia Group are as follows:

•

Domestic: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (international wholesale), as well as the relative support activities;

•	Brazil: includes mobile and fixed telecommunications operations in Brazil;

•	Argentina: includes mobile and fixed telecommunications operations in Argentina, as well as mobile telecommunications operations in Paraguay;

•	Media: includes television network operations and management;

•	Olivetti: includes manufacturing operations for digital printing systems and office products and Information Technology services;

•	Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

•	Scope of consolidation

The changes in the scope of consolidation at June 30, 2011 compared to December 31, 2010 are listed as follows:

Entry of companies in the scope of consolidation:

Company		Business Unit	Month
Flagship Store Verona 1 S.r.l.	newly formed	Domestic	April 2011
Flagship Store Firenze 1 S.r.l.	newly formed	Domestic	April 2011
Flagship Store Sanremo 1 S.r.l.	newly formed	Domestic	January 2011

There were no other company changes in the scope of consolidation.

Besides the above, the changes in the scope of consolidation at June 30, 2011 compared to June 30, 2010 are listed as follows:

Entry of companies in the scope of consolidation:

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Company		Business Unit	Month
Telecom Italia Finance Ireland Ltd	newly formed	Other Operations	December 2010
Flagship Store Bolzano 1 S.r.l.	newly formed	Domestic	December 2010
Flagship Store Torino 1 S.r.l.	newly formed	Domestic	November 2010
Flagship Store Bologna 1 S.r.l.	newly formed	Domestic	October 2010
Sofora Telecomunicaciones S.A. and related subsidiaries:	acquisition of control	Argentina	October 2010
- Nortel Inversora S.A. - Telecom Argentina S.A. - Micro Sistemas S.A. - Núcleo S.A. - Telecom Argentina USA Inc. - Telecom Personal S.A. - Springville S.A.
Flagship Store Milano 2 S.r.l.	newly formed	Domestic	September 2010
Flagship Store Modena 1 S.r.l.	newly formed	Domestic	September 2010
Flagship Store Roma 2 S.r.l.	newly formed	Domestic	September 2010
Flagship Store Taranto 1 S.r.l.	newly formed	Domestic	September 2010
Flagship Store Vicenza 1 S.r.l.	newly formed	Domestic	September 2010
Flagship Store Catania 1 S.r.l.	newly formed	Domestic	July 2010

Exit of companies from the scope of consolidation:

Company		Business Unit	Month
Brasilco S.r.l. (in liquidation)	liquidated	Other Operations	December 2010
Elettra TLC S.p.A.	sold	Domestic	September 2010
BBNed N.V. - BBeyond B.V. - InterNLnet B.V.	sold	Other Operations	October 2010

Merger of companies:

Company		Business Unit	Month
Mediterranean Nautilus Ltd	merged in Telecom Italia Sparkle Luxembourg S.A.	Domestic	December 2010

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

A breakdown of the number of subsidiaries, associates and joint ventures of the Telecom Italia Group is as follows:

	6/30/2011
	Italy	Abroad	Total
Companies:
subsidiaries consolidated line-by-line	43	68	111
joint ventures accounted for using the equity method	1	—	1
associates accounted for using the equity method	15	—	15

Total companies	59	68	127

	12/31/2010
	Italy	Abroad	Total
Companies:
subsidiaries consolidated line-by-line	40	68	108
joint ventures accounted for using the equity method	1	—	1
associates accounted for using the equity method	15	2	17

Total companies	56	70	126

	6/30/2010
	Italy	Abroad	Total
Companies:
subsidiaries consolidated line-by-line (*)	33	63	96
joint ventures accounted for using the equity method	1	1	2
associates accounted for using the equity method	16	2	18

Total companies	50	66	116

(*)	Including subsidiaries classified in Discontinued operations/Non-current assets held for sale.

Further details are provided in the Note “List of companies of the Telecom Italia Group”.

NOTE 2—ACCOUNTING POLICIES

•	Going concern

The half-year consolidated financial statements at June 30, 2011 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than 12 months).

In particular, consideration has been given to the following factors which management believes, at this time, are not such as to generate doubts as to the Group’s ability to continue as a going concern:

•	the main risks and uncertainties (that are for the most part of exogenous nature) to which the Group and the various activities of the Telecom Italia Group are exposed:

•	changes in the general macroeconomic situation in the Italian and South American markets;

•	variations in business conditions;

•	changes to laws and regulations (price and rate variations);

•	outcomes of disputes and litigations with regulatory authorities, competitors and other parties;

•	financial risks (interest rate and/or exchange rate trends);

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

•

the mix between risk capital and debt capital considered optimal as well as the policy for the remuneration of risk capital, described in the 2010 consolidated financial statements in the paragraph devoted to the “Share capital information” under the Note “Equity”;

•	the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note “Financial risk management”.

•	Accounting policies and principles of consolidation

The accounting policies and principles of consolidation adopted in the preparation of the half-year consolidated financial statements at June 30, 2011 have been applied on a basis consistent with those used for the annual consolidated financial statements at December 31, 2010, to which reference should be made, except for the new standards and interpretations adopted by the Group since January 1, 2011 - that, as described below, did not have any effect on the half-year condensed consolidated financial statements -, as well as changes required because of the nature of interim financial reporting.

Specifically, in the half-year consolidated financial statements at June 30, 2011, income taxes for the first six months of the individual consolidated companies are calculated according to the best possible estimate based on available information and on a reasonable forecast of performance up to the end of the tax period. Conventionally, the income tax liabilities (current and deferred) on the profit for the interim period of the individual consolidated companies are recorded net of advances and tax receivables (excluding receivables for which refunds have been requested) as well as deferred tax assets, and classified in “Deferred tax liabilities”; if the balance between deferred tax assets and deferred tax liabilities is an asset it is conventionally recognized in “Deferred tax assets”.

•	Use of estimates

The preparation of the half-year consolidated financial statements at June 30, 2011 and related disclosure requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the amount of revenues and costs during the period. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

With regard to the most important accounting estimates, please refer to those illustrated in the annual consolidated financial statements at December 31, 2010.

•	New Standards and Interpretations issued by IASB and in force from January 1, 2011

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the IFRS in force from January 1, 2011 are reported below and briefly summarized.

Amendment to IAS 32 (Classification of Rights Issues)

The amendments to IAS 32 regard the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously such rights issues had to be accounted for as derivative liabilities. The amendments require that, provided certain conditions

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated.

The application of these amendments did not have an impact on the half-year condensed consolidated financial statements at June 30, 2011.

Amendments to IAS 24 (Related Party Disclosures)

The amendments to IAS 24 provide a partial exemption from the disclosure requirements for government-related entities. In addition the definition of related party was revised and some clarifications were introduced on the disclosure content.

The application of these amendments did not have an impact on the half-year condensed consolidated financial statements at June 30, 2011.

Amendments to IFRIC 14 (Prepayments of a Minimum Funding Requirement)

The amendments to IFRIC 14 refer to when an entity is subject to minimum funding requirements and makes an early payment of contribution to cover those requirements. The amendments permit such an entity to treat the benefit of such an early payment as an asset.

The application of these amendments did not have an impact on the half-year condensed consolidated financial statements at June 30, 2011.

IFRIC 19 (Extinguishing Financial Liabilities with Equity Instruments)

IFRIC 19 clarifies the accounting treatment when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. In particular, IFRIC 19 clarifies as follows:

•	the entity’s equity instruments issued to a creditor are part of the consideration paid to extinguish the financial liability;

•

the equity instruments issued are measured at their fair value. If their fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished;

•

the difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the separate consolidated income statement.

The application of this interpretation did not have an impact on the half-year condensed consolidated financial statements at June 30, 2011.

Improvements to IFRS - issued in 2010

In 2010, IASB issued the following improvements to IFRSs:

•	IFRS 1 (First-Time adoption of International Financial Reporting Standards)

The amendments refer to the disclosure to be provided for the following specific cases: accounting policy changes in the year of first-time adoption of IFRS and use of the deemed cost after the date of transition to IFRS, also with reference to operations subject to rate regulation.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

•	IFRS 3 (Business combinations)

The amendments:

•	limit the choice to measure non-controlling interests either at fair value or at the proportionate share of the acquiree’s net identifiable assets at the acquisition date;

•	clarify that IFRS 2 should be applied at the acquisition date both for share-based payment transactions of the acquiree and for those replaced by the acquirer;

•	clarify requirements for contingent considerations.

•	IFRS 7 (Financial instruments: disclosures)

The amendment requires qualitative disclosure in the context of the quantitative disclosure to help users to form an overall picture of the nature and extent of risks arising from financial instruments.

Furthermore, the amendment clarifies the required level of disclosure about credit risk and collateral held and provide relief from disclosure of renegotiated loans.

•	IAS 1 (Presentation of financial statements)

The amendment clarifies that an entity may present the analysis of each component of other comprehensive income either in the statement of changes in equity or in the notes to the financial statements.

•	IAS 27 (Consolidated and separate financial statements)

The amendment clarifies the adoption requirements of the amendments made to IAS 21, IAS 28 and IAS 31 as a result of the revision of IAS 27 in 2008.

•	IAS 34 (Interim financial reporting)

The amendments emphasize the principle that the disclosure about significant events and transactions in interim periods should update the relevant information presented in the most recent annual financial report. In particular, the amendments clarify how to apply this principle in respect of financial instruments and their fair values.

•	IFRIC 13 (Customer loyalty programmes)

The amendment clarifies how to measure the fair value for the award credits.

The application of the “Improvements to IFRS (issued in 2010)” did not have an impact on the half-year condensed consolidated financial statements at June 30, 2011.

•	New Standards and Interpretations issued by IASB not yet in force

A summary of IFRSs recently issued by IASB, that will be effective for fiscal years beginning on January 1, 2012 or after is as follows.

IFRS 9 (Financial Instruments)

In November 2009, the IASB issued IFRS 9 (Financial Instruments); furthermore, in October 2010 the IASB issued an expanded and amended version of such standard. In particular, this standard regards the classification and measurement of financial assets and financial liabilities and represents the first part of a three-part project to replace IAS 39 Financial Instruments: Recognition and Measurement. The new

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

standard must be applied for annual periods beginning on or after January 1, 2013. The Group is evaluating if the application of this standard will result in material effects on the consolidated financial statements.

Amendments to IFRS 7 (Disclosures—Transfers of Financial Assets)

In October 2010, IASB issued some amendments to IFRS 7 (Disclosures—Transfers of Financial Assets). The Amendments to IFRS 7 require as follows:

•	enhancements to the existing disclosures where an asset is transferred but is not derecognized;

•	new disclosures for assets that are derecognized but the entity continues to have a continuing exposure to the asset after the sale.

The amendments are effective beginning January 1, 2012. Comparative disclosures for 2011 are not required. The application of these amendments are not expected to have a material impact on the consolidated financial statements.

Amendments to IAS 12 (Income Taxes)

In December 2010, IASB issued amendments to IAS 12 (Income Taxes). IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. The amendment provides a practical solution to the problem by introducing a presumption that recovery of the carrying amount will normally be through sale. As a result of the amendments, SIC-21 Income Taxes—Recovery of Revalued Non-Depreciable Assets would no longer apply to investment properties carried at fair value.

The amendments are effective beginning January 1, 2012, with earlier application permitted. The application of these amendments is not expected to have a material impact on the consolidated financial statements.

IFRS 10 (Consolidated financial statements)

In May 2011, the IASB issued IFRS 10 (Consolidated financial statements) which replaces SIC-12, (Consolidation – special purpose entities) in its entirety, as well as all those parts of IAS 27 (Consolidated and separate financial statements) that address when and how an investor should prepare consolidated financial statements.

IFRS 10 introduces some changes in the definition of control, including also some applicative guidelines (including agency relationships and holding of potential voting rights).

In particular, an investor is able to control another entity, through its voting rights or through contractual agreements, when it has the right to variable returns (positive or negative) arising from its involvement with the investee and has the ability to influence those returns through the power exercised over the same investee.

The assessment of the control requirements must be carried out continuously and not only at the time of the investment.

IFRS 10 is effective beginning January 1, 2013 and should be applied retrospectively.

Earlier application is permitted. If an entity applies this IFRS earlier, it shall disclose that fact and apply at the same time IFRS 11 (Joint Arrangements), IFRS 12 (Disclosure of interests in other entities), IAS 27 (as amended in 2011) (Separate Financial Statements) and IAS 28 (as amended in 2011) (Investments in associates and Joint Ventures). The Group is evaluating if the application of this standard will result in material effects on the consolidated financial statements.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

IFRS 11 (Joint Arrangements)

In May 2011, IASB issued IFRS 11 (Joint Arrangements) which supersedes IAS 31 (Interests in Joint Ventures) and SIC-13 (Jointly controlled Entities – Non-Monetary contributions by Venturers).

The existence of a joint arrangement is not sufficient to support the presence of a joint venture. The joint arrangement must be analyzed in order to understand the rights and obligations arising from the agreement. In fact it could include both a joint operation and a joint venture, defined as follows:

•	Joint operation. The parties (joint operators) involved have the contractual rights to the assets and obligations for the liabilities relating to the arrangement. Therefore joint operations include:

•	Jointly controlled operations, in which each entity controls own activities utilized in the manufacture of goods in common;

•	Jointly controlled assets, for which each participant has the right and often the joint ownership of assets utilized in the production of goods.

•	Joint venture. The parties have rights to the net assets or outcome of the arrangement of the activity undertaken by the joint venture (jointly controlled entities).

The difference between joint venture and joint operation is based on the substance of the agreement rather than on the contractual form.

IFRS 11 requires the use of the equity method of accounting for interests in joint ventures. The proportionate consolidation method is eliminated.

IFRS 11 is effective beginning January 1, 2013 and should be applied retrospectively. Earlier application is permitted but if an entity applies this IFRS earlier, it shall disclose that fact and apply at the same time IFRS 10 (Consolidated financial statements), IFRS 12 (Disclosure of interests in other entities), IAS 27 (as amended in 2011) (Separate Financial Statements) and IAS 28 (as amended in 2011) (Investments in associates and joint ventures). The application of this standard is not expected to have a material impact on the consolidated financial statements.

IFRS 12 (Disclosure of interests in other entities)

In May 2011, the IASB issued IFRS 12 (Disclosure of interests in other entities) which provides for the disclosure requirements to be provided in the financial statements in order to evaluate the nature of and risks associated with all forms of its interests in other entities, including joint arrangements, subsidiaries, associates and special purpose vehicles.

IFRS 12 is effective beginning January 1, 2013. Earlier application is permitted but if an entity declare its early adoption it shall disclose that fact and apply at the same time IFRS 10 (Consolidated financial statements), IFRS 11 (Joint Arrangements), IAS 27 (as amended in 2011) (Separate Financial Statements) and IAS 28 (as amended in 2011) (Investments in associates and joint ventures). Furthermore, entities are allowed to adopt, before January 1, 2013, the new disclosures required by IFRS 12 without doing reference to the early adoption of such a standard. The application of this standard is not expected to have a material impact on the consolidated financial statements.

IFRS 13 (Fair value measurement)

In May 2011, the IASB issued IFRS 13 (Fair value measurement) which aims to improve consistency and comparability in fair value measurement through the so called “fair value hierarchy”. The requirements do

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs.

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The measurement and disclosure requirements included in IFRS 13 do not apply to share-based payment transactions within the scope of IFRS 2 (Share-based Payment) and leasing transactions within the scope of IAS 17 (Leases).

IFRS 13 is effective beginning January 1, 2013 and should be applied prospectively. Earlier application is permitted. The application of this standard is not expected to have a material impact on the consolidated financial statements.

IAS 27 revised (Separate Financial Statements)

In May 2011, the IASB issued IAS 27 revised (Separate Financial Statements) which includes the provisions on separate financial statements while those related to the consolidated financial statements have been included in the new IFRS 10.

The objective of IAS 27 is to prescribe the accounting policies and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity elects, or is required by local regulations, to present separate financial statements.

IAS 27 revised is effective beginning January 1, 2013; earlier application is permitted. If an entity applies this standard earlier, it shall disclose that fact and apply at the same time IFRS 10 (Consolidated financial statements), IFRS 11 (Joint Arrangements), IFRS 12 (Disclosure of interests in other entities) and IAS 28 revised (Investments in associates and joint ventures). The application of this standard is not expected to have a material impact on the consolidated financial statements.

IAS 28 revised (Investments in associates and joint ventures)

In May 2011, the IASB issued IAS 28 revised (Investments in associates and joint ventures).

The objective of IAS 28 revised is to prescribe the accounting for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

IAS 28 revised is effective beginning January 1, 2013; however earlier application is permitted. If an entity applies this standard earlier, it shall disclose that fact and apply at the same time IFRS 10 (Consolidated financial statements), IFRS 11 (Joint Arrangements), IFRS 12 (Disclosure of interests in other entities) and IAS 27 revised (Separate Financial Statements). The application of this standard is not expected to have a material impact on the consolidated financial statements.

Amendments to IAS 1 (Presentation of Financial Statements)

In June 2011, the IASB issued some amendments to IAS 1 (Presentation of Financial Statements) which:

•	from one side, reaffirm existing requirements that items in Other Comprehensive Income (OCI) and profit or loss should be presented as either a single statement or two consecutive statements;

•

from the other side, revise the way OCI is presented. In fact the amendments require to group separately those elements which will be reclassified (“recycled”) to the profit or loss section of the comprehensive income or to the separate income statement and those elements that will not.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The amendments are effective beginning January 1, 2013; earlier application is permitted. The application of these amendments is not expected to have a material impact on the consolidated financial statements.

Amendments to IAS 19 (Employee benefits)

In June 2011, the IASB issued some amendments to IAS 19 (Employee Benefits) which led, among other things, the following improvements:

•	elimination of the possibility to defer the recognition of actuarial gains and losses (the so-called “corridor method”), thus improving the comparability and faithful of the presentation;

•

streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including, inter alia, the inclusion of their re-measurements effects to be presented in “Other comprehensive income”;

•

enhancement of the disclosures about defined benefit plans, providing better information on the characteristics of the same plans and on the risks to which the entities are exposed to as a result of their participation in these plans.

The amendments to IAS 19 are effective beginning January 1, 2013; earlier application is permitted. The application of these amendments is not expected to have a material impact on the consolidated financial statements.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 3—BUSINESS COMBINATIONS

Acquisition of control of Sofora Telecomunicaciones S.A.

On October 13, 2010, once the necessary government authorizations were obtained, an agreement was formalized for the transfer of an 8% stake in Sofora Telecomunicaciones S.A. (“Sofora”) – the holding company which controls Telecom Argentina – from the Werthein group to Telecom Italia International, as established in the agreements signed between the Telecom Italia Group and the Werthein group on August 5, 2010.

The accounting effects of the business combination as set forth in IFRS 3 can be summarized as follows:

•	the valuation of the stake acquired is 130 million euros and corresponds to the fair value of the options relinquished by the Telecom Italia Group. The measurement also includes the control premium;

•

the stake held in the Sofora group before acquisition of control was previously accounted for using the equity method and was remeasured at fair value at the acquisition date of control and came to about 394 million euros. This remeasurement produced a positive impact on the separate consolidated income statement of 266 million euros, net of the reversal to the separate consolidated income statement of the reserve for negative exchange differences;

•

all the assets acquired and liabilities assumed of the acquired group were measured for their recognition at fair value. In the second half of 2011 – and in any case within one year of the acquisition – the provisional values of the assets and liabilities recorded at the acquisition date will be adjusted with retroactive effect to take into account their acquisition-date fair value with the consequent recalculation of goodwill. Besides the values allocated to the assets acquired and the liabilities assumed, goodwill was recorded for 166 million euros, calculated as illustrated in the following table:

(millions of euros)
Valuation of the stake acquired	130
Fair value of stake held in the Sofora group before acquisition of control	394
Value of net assets attributed to non-controlling interests	2,003

Total (a)	2,527

Value of net assets acquired (b)	2,361

Goodwill (a – b)	166

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The principal values of the assets and liabilities at the acquisition date of the Sofora group (Argentina) are as follows:

Sofora group – values at the acquisition date

(millions of euros)			Current amounts to Fair Value	Carrying amounts
Goodwill			166	—
Other non-current assets			3,648	1,483
of which Other intangible assets			1,807	214
of which Tangible assets			1,823	1,251
Current assets			887	873
of which Cash and cash equivalents			392	392

Total assets	(a	)	4,701	2,356

Total non-current liabilities			1,137	377
of which Deferred tax liabilities			807	44
of which Provisions			100	100
of which Non-current financial liabilities			183	183
Total current liabilities			1,037	1,035
of which Current financial liabilities			216	216

Total liabilities	(b	)	2,174	1,412

Net assets	(a-b	)	2,527	944

Share of Non-controlling interests			2,003	814
Share of the Telecom Italia Group			524	130

“Non-controlling interests” are measured in proportion to the share of the non-controlling interests in the net identifiable assets of the acquired company.

Had the acquisition taken place on January 1, 2010, the Telecom Italia Group consolidated financial statements would have included higher Revenues of approximately 1.3 billion euros and higher EBIT (operating profit) of approximately 0.3 billion euros.

During the first half of 2011, the Telecom Italia Group increased the stakes held in Sofora Telecomunicaciones S.A. and in Nortel Inversora S.A. (the controlling holding company of the Telecom Argentina group, which, in turn, is controlled by Sofora Telecomunicaciones) for a total investment of 155 million euros.

In particular:

•

on January 24, 2011, the Telecom Italia Group, through its subsidiary Telecom Italia International N.V., purchased 2,351,752 Nortel American Depositary Shares (ADS), representing Preferidas B shares, from Fintech Investment Ltd for 65.8 million U.S. dollars.

The ADSs in question represent 117,587.6 Preferidas B shares (without voting rights);

•

on March 9, 2011, Telecom Italia, through its subsidiary Telecom Italia International N.V., purchased a 10% stake in Sofora Telecomunicaciones S.A. from the local partner Werthein and thus increased its investment holding in Sofora from 58% to 68% of the company’s share capital. The transaction did not alter or modify either the governance rights of the Telecom Argentina group established by agreement between the shareholders signed by the Telecom Italia Group and Werthein, which is still in force, or the commitments undertaken by the Telecom Italia Group with the Argentine antitrust authorities.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

In view of the above increments in the investments, the economic stake of the Telecom Italia Group in Telecom Argentina rose from 16.2% at December 31, 2010 to the current 21.1%.

NOTE 4—GOODWILL

Details of goodwill and changes during the first half of 2011 are presented in the following tables:

	As of December 31, 2010	Increase	Impairment charge	Exchange differences	Reclassification	As of June 30, 2011
		Unaudited
	(millions of euros)
Domestic	41,947	—	(3,182)	—	—	38,765
Core Domestic	41,532	—	(3,182)	—	—	38,350
International Wholesale	415	—	—	—	—	415
Brazil	1,610	—	—	(21)	—	1,589
Argentina	173	—	—	(18)	—	155
Media	182	—	—		—	182
Other Operations	—	—	—		—	—

Total	43,912	—	(3,182)	(39)	—	40,691

The impairment charge in the first half of 2011 of 3,182 million euros on the goodwill of the Domestic Business Unit is the result of the impairment test conducted at June 30, 2011 using the same method adopted in previous impairment tests and particularly comparing the value in use of the Core Domestic Cash-Generating Unit (CGU) with its carrying amount at the same date.

In particular the Goodwill under IAS 36 is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired.

The impairment test is carried out on two levels. At a first level, an estimate is made of the recoverable amount of the individual cash-generating units (or groups of units) to which goodwill is allocated and at a second level the group is considered as a whole. The cash-generating units (or groups of units) to which goodwill was allocated are the following:

Segment	Cash generating units (or groups of units)
Domestic	Core Domestic
International Wholesale
Brazil	Tim Brasil
Argentina	Sofora
Media	Telecom Italia Media

The value used to determine the recoverable amount of the cash-generating units (or groups of units) to which goodwill has been allocated is the value in use for the Domestic and Brazil CGUs, whereas the Sofora – Telecom Argentina group and the Telecom Italia Media CGUs have been measured on the basis of stock market capitalization (fair value). As for the other three cash-generating units for which the recoverable value has been estimated on the basis of the value in use, the basic assumptions to which the result is more sensitive are reported in the following table:

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Core Domestic	International Wholesale	Brazil
EBITDA margin (EBITDA/revenues) during the period of the plan	EBITDA margin (EBITDA/revenues) during the period of the plan	EBITDA margin (EBITDA/revenues) during the period of the plan

Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan

Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)

BRL/euro exchange rate

Cost of capital	Cost of capital	Cost of capital

Long-term growth rate	Long-term growth rate	Long-term growth rate

At December 31, 2010, the impairment test for the Core Domestic CGU was based on the estimate of the value in use according to the data in the three-year plan approved by the Board of Directors but not yet announced to the market. In order to consider this asymmetry of information an alternative scenario was also considered which took into account an unfavorable change in the key variables (downside scenario). Even averaging the plan flows with the downside scenario no impairment losses were shown in the goodwill allocated to the Core Domestic CGU. When the Board of Directors approved the impairment results at December 31, 2010 it however established that for the purpose of the next interim impairment test the revised consensus of the analysts following the announcement of the plan would have to be considered. In the first half of 2011, the worsening of financial market variables and forecasts of a weaker macroeconomic scenario led to a downward revision of the analysts’ consensus about the Core Domestic CGU. When impairment was tested at June 30, 2011 – even though the results of the first half enabled the Group to confirm the guidance announced to the market in accordance with IAS 36.33, which requires greater emphasis to be given to external indications for purposes of the projection of future cash flows used in estimating the value in use, consideration had to be given to the revised consensus of the analysts owing to greater uncertainty over the prospects of economic growth in the following years. In such a scenario, also under the impairment testing procedure approved by the Group, the estimate of the value in use is based on the results of the CGU aligned to the updated budget forecasts for 2011 and also for the following years, as a result of which a greater weight is attributed to the forecasts of market consensus which projects lower results for the next three years (which will then stabilize), compared to the plan forecasts which instead project improving results for the next three years. As for the long-term growth rate (g) relating to the Core Domestic CGU, the same rate was used as the one for the impairment test at December 31, 2010 (-0.26%). In compliance with the impairment procedure, the variable represented by the capital expenditures (Capex) needed to support the long-term performance of the business was drawn from the consensus of the analysts and considered at 15.42% of revenues.

The estimate of the value in use for the CGUs International Wholesale and Brazil is based on the data in the three-year plan.

The net improvement in the consensus of the analysts’ relating to the performance of the Brazil CGU – partly as a result of the new competitive scenario linked to the acquisition of AES Atimus – led, instead, with regard to the latter CGU, to an upward revision of the long-term growth rate (g), in line with awaited inflation rate.

The nominal growth rates used to estimate the terminal value are the following (the growth rate of Brazil refers to flows in Brazilian reais):

Core Domestic	International Wholesale	Brazil
-0.26%	-0.5%	+3.10%

Such rates fall within the range of growth rates applied by the analysts who follow Telecom Italia shares (as can be seen in the reports published after the announcement of the Group’s first-quarter 2011 results and up to July 21, 2011).

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Also the cost of capital, relating to the Core Domestic CGU, recorded an increase from December 31, 2010, mainly driven by the upswing in the long-term rates of Italian government securities from 7.90% to 8.19%.

The cost of capital was estimated by considering the following:

a)	the criterion for the estimate of CAPM - Capital Asset Pricing Model (the criterion used by the Group to estimate the value in use and referred to in Annex A of IAS 36);

b)	the Beta coefficient for the Core Domestic CGU and International Wholesale arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure (beta coefficient = 1.14 vs. 1.06 at December 31, 2010);

c)	the Beta coefficient for the Brazil CGU calculated on the basis of the list price of the corresponding ADR compared to the relative stock market index (beta coefficient = 0.97 vs. 1.06 at December 31, 2010);

d)	in the case of International Wholesale, a “full equity “ financial structure was considered since it is representative of the normal financial structure of the business;

e)	for the principal operating segments of the Group, reference for comparison purposes was made to the weighted average cost of capital (wacc) identified by the analysts who follow Telecom Italia stock in their reports published after the announcement of the Group’s first-quarter 2011 results and up to July 21, 2011.

On the basis of these elements, the post-tax and pre-tax weighted average cost of capital and the capitalization rates (WACC - g) have been estimated for each cash-generating unit (the values of Brazil refer to flows in Brazilian reais) as follows:

	Core Domestic %	International Wholesale %	Brazil %
WACC post tax	8.19	10.62	11.36
WACC post tax — g	8.45	11.12	8.26
WACC pre tax	12.06	15.63	15.34
WACC pre tax — g	12.32	16.13	12.24

The differences between the values in use and the carrying amounts at June 30, 2011 of the three CGUs before the impairment test are the following:

	Core Domestic	International Wholesale	Brazil
	(millions of euros)
Difference between value in use and carrying amounts	(3,182)	153	3,106

Compared to December 31, 2010, the changes in the values in use of the individual CGUs are the following:

	Core Domestic	International Wholesale	Brazil
	(millions of euros)
Value in use changes 06/30/2011 vs. 12/31/2010	(6,110)	(96)	2,003

For purposes of the sensitivity analysis, four principal variables were considered for the two CGUs whose value in use is in excess of the carrying amount: the pre-tax discount rate, the growth rate in the terminal value (g),

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

the compound annual growth rate (CAGR) of EBITDA in the years 2012-2013 (CAGR 2011-2013) and capital expenditures in proportion to revenues (capex/revenues). The following tables report the values of the key variables used in estimating the value in use and the changes in such variables needed to render the recoverable amount of the respective CGUs equal to their carrying amount.

Value of key variables used in estimating the value in use

	Core Domestic	International Wholesale	Brazil
	%	%	%
Pre-tax discount rate	12.06	15.63	15.34
Long-term growth rate (g)	(0.26)	(0.5)	3.10
Compound Annual Growth Rate (CAGR) of EBITDA 2011-2013	(0.26)	4.37	12.87
Capital expenditures rate (Capex/Revenues)	15.42	from 6.04 to 7.84	from 14.39 to 18.77

Changes in key variables needed to render the recoverable amount equal to the carrying amount

	International Wholesale	Brazil
	%	%
Pre-tax discount rate	3.00	5.21
Long-term growth rate (g)	(3.54)	(5.74)
Compound Annual Growth Rate (CAGR) of EBITDA 2011-2013	(6.13)	(10.53)
Capital expenditures rate (Capex/Revenues)	1.90	4.92

A second level impairment test was then conducted to test for impairment at the level of the entire Group, in order to include the Central Functions and the cash-generating units of the Group without any goodwill allocation (Olivetti). The total recoverable amount of all the cash-generating units of the Group was compared with the carrying amount of the total operating capital referring to the same units/segments post-impairment losses at the first level. No impairment losses resulted at this further level of testing.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 5—OTHER INTANGIBLE ASSETS

Other intangible assets decreased by 444 million euros compared to December 31, 2010. Details on the composition and movements are as follows:

	As of December 31, 2010	Additions	Amortization	Impairment losses/ reversals	Disposals	Exchange differences	Other changes	As of June 30, 2011
		Unaudited
	(millions of euros)
Industrial patents and intellectual property rights	2,629	460	(718)	—	—	(8)	112	2,475
Concessions, licenses, trademarks and similar rights	3,700	44	(163)	—	(1)	(109)	5	3,476
Of which licenses with indefinite useful life	462	—	—	—	—	(48)	—	414
Other intangible assets	1,179	158	(211)	—	—	(103)	2	1,025
Work in progress and advance payments	395	191	—	—	—	—	(103)	483

Total	7,903	853	(1,092)	—	(1)	(220)	16	7,459

Additions in the first half of 2011 include 145 million euros of internally generated assets (178 million euros in the first half of 2010).

Industrial patents and intellectual property rights at June 30, 2011 consist almost entirely of applications software purchased outright and user license rights acquired for an indefinite period of time. They mainly refer to Telecom Italia S.p.A. (1,569 million euros) and the Brazil Business Unit (798 million euros).

Concessions, licenses, trademarks and similar rights at June 30, 2011 mainly refer to:

•	unamortized cost of telephone licenses (1,504 million euros for Telecom Italia S.p.A., 822 million euros for the Brazil Business Unit and 434 million euros for the Argentina Business Unit);

•	Indefeasible Rights of Use-IRU (209 million euros) referring mainly to the Telecom Italia Sparkle group companies (International Wholesale);

•	TV frequencies of the Media Business Unit (119 million euros);

•	unamortized cost of the trademarks of the Argentina Business Unit (317 million euros).

Other intangible assets at June 30, 2011 mainly include the increase in value attributed to the customer portfolio of the Argentina Business Unit, measured provisionally following the business combination on the acquisition of control of Sofora Telecomunicaciones S.A. (777 million euros), the capitalization of subscriber acquisition costs for 215 million euros (227 million euros at December 31, 2010), referring to some sales offerings of Telecom Italia S.p.A. (142 million euros), the Brazil Business Unit (3 million euros) and the Argentina Business Unit (70 million euros).

This line item also includes “entry fees and charges for goodwill” relating to the Telecom Italia S.p.A. “stores project”. The unamortized amount is equal to 31 million euros.

Work in progress and advance payments increased 88 million euros owing principally to the lower levels of operations normally recorded in the first part of the year by Telecom Italia S.p.A.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 6—TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

Property, plant and equipment owned

Property, plant and equipment owned decreased 785 million euros compared to December 31, 2010. Details on the composition and movements are as follows:

	As of December 31, 2010	Additions	Depreciation	Impairment losses / Reversals	Disposals	Exchange differences	Other changes	As of June 30, 2011
		Unaudited
	(millions of euros)
Land	244	—	—	—	—	(13)	1	232
Buildings (civil and industrial)	810	2	(34)	—	—	(35)	23	766
Plant and equipment	12,184	735	(1,476)	—	(7)	(147)	581	11,870
Manufacturing and distribution equipment	28	3	(7)	—	—	—	6	30
Other	790	108	(177)	—	(4)	(26)	(9)	682
Construction in progress and advance payments	1,317	320	—	—	—	(33)	(596)	1,008

Total	15,373	1,168	(1,694)	—	(11)	(254)	(6)	14,588

Additions in the first half of 2011 include 140 million euros of internally generated assets (136 million euros in the first half of 2010).

Assets held under finance leases

Assets held under finance leases show a reduction of 53 million euros compared to December 31, 2010. Details on the composition and movements are as follows:

	As of December 31, 2010	Additions	Depreciation	Other changes	As of June 30, 2011
		Unaudited
	(millions of euros)
Buildings (civil and industrial)	1,124	5	(55)	1	1,075
Other	11	4	(2)	—	13
Construction in progress and advance payments	42	7	—	(13)	36

Total	1,177	16	(57)	(12)	1,124

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 7—OTHER NON—CURRENT ASSETS

Other non-current assets decreased 857 million euros compared to December 31, 2010 and include:

	As of June 30, 2011	As of December 31, 2010
	Unaudited
	(millions of euros)
Investments accounted for using the equity method:
- Associates	72	84
- Joint ventures	1	1

	73	85

Other investments	44	43

Securities, financial receivables and other non–current financial assets:
- Securities other than investments	12	13
- Financial receivables and other non–current financial assets	1,530	1,850

	1,542	1,863
Miscellaneous receivables and other non–current assets:
- Miscellaneous receivables	533	417
- Medium/long–term prepaid expenses	598	517

	1,131	934

Deferred tax assets	1,141	1,863

Total	3,931	4,788

Investments in associates accounted for using the equity method include the investments in Italtel Group (27 million euros), Tiglio I (22 million euros), Teleleasing (20 million euros) and other minor companies (3 million euros).

Investments in joint ventures accounted for using the equity method include the 50% investment in Consorzio Tema Mobility.

Other investments include the investments in Fin.Priv. (15 million euros), SIA (11 million euros), Assicurazioni Generali (3 million euros) and other minor companies (15 million euros).

The list of companies accounted for using the equity method is presented in the Note “List of companies of the Telecom Italia Group”.

Financial receivables and other non-current financial assets are composed as follows:

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

	As of June 30, 2011	As of December 31, 2010
	Unaudited
	(millions of euros)
Receivables for rent contracts	185	199
Receivables from employees	42	45
Hedging derivatives relating to hedged items classified as non–current assets/liabilities of a financial nature	1,222	1,524
Non-hedging derivatives	7	7
Other financial receivables	74	75

Total	1,530	1,850

Financial receivables for rent contracts refer to:

•	Teleleasing lease contracts negotiated directly with customers and of which Telecom Italia is the guarantor;

•	medium/long-term portion of rental contracts, with the rendering of accessory services under the “full rent” formula.

The total amount (non-current and current portion) of these receivables is as follows:

	As of June 30, 2011	As of December 31, 2010
	Unaudited
	(millions of euros)
Non – current portion	185	199
Current portion	109	72

Total	294	271

Hedging derivatives relating to hedged items classified in non-current assets and liabilities of a financial nature refer to the mark-to-market component.

Miscellaneous receivables and other non-current assets amount to 1,131 million euros (934 million euros at December 31, 2010). They include, among others, medium/long-term prepaid expenses of 598 million euros (517 million euros at December 31, 2010) relating to the deferral of costs in connection with the recognition of revenues.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 8—TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets increased 684 million euros compared to December 31, 2010 and are composed of the following:

	As of June 30, 2011	As of December 31, 2010
	Unaudited
	(millions of euros)
Amounts due on construction contracts	38	36

Trade receivables:
• Receivables from customers	4,711	4,536
• Receivables from other telecommunication operators	1,904	1,870

	6,615	6,406

Miscellaneous receivables and other current assets:
• Other receivables	1,093	873
• Trade and miscellaneous prepaid expenses	728	475

	1,821	1,348

Total	8,474	7,790

Trade receivables amount to a 6,615 million euros (6,406 million euros at December 31, 2010), and are net of the provision for bad debts of 848 million euros (876 million euros at December 31, 2010).

Trade receivables specifically refer to Telecom Italia S.p.A. (4,242 million euros), the Brazil Business Unit (1,323 million euros) and the Argentina Business Unit (521 million euros).

Trade receivables include 36 million euros (29 million euros at December 31, 2010) of medium/long-term trade receivables from customers, principally in respect of Indefeasible Rights of Use – IRU.

Other receivables amount to 1,093 million euros (873 million euros at December 31, 2010), and are net of a provision for bad debts of 131 million euros (84 million euros at December 31, 2010). Details are as follows:

	As of June 30, 2011	As of December 31, 2010
	Unaudited
	(millions of euros)
Advances to suppliers	52	46
Receivables from employees	29	27
Tax receivables	432	346
Sundry receivables	580	454

Total	1,093	873

Sundry receivables mainly include:

•

receivables from factoring companies for 260 million euros, of which 115 million euros is from Mediofactoring, a company in the Intesa SanPaolo group, and 145 million euros from other factoring companies;

•	receivable for the Italian Universal Service (53 million euros);

•	receivables from the Italian state and the European Union (39 million euros) for grants regarding research and training projects.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Trade and miscellaneous prepaid expenses mainly pertain to building leases, rentals and maintenance payments as well as the deferral of costs referring to the recognition of revenues. Trade prepaid expenses particularly include 488 million euros of the Parent, Telecom Italia (deferral of costs relating to the recognition of revenues for 203 million euros, property leases for 66 million euros, rental and maintenance payments for 29 million euros and insurance premiums for 19 million euros).

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 9—EQUITY

Equity includes:

	As of June 30, 2011	As of December 31, 2010
	Unaudited
	(millions of euros)
Equity attributable to owners of the Parent	25,761	28,819
Equity attributable to Non-controlling Interest	3,593	3,791

Total	29,354	32,610

The composition of the Equity attributable to owners of the Parent is the following:

	As of June 30, 2011	As of December 31, 2010
	Unaudited
	(millions of euros)
Share capital of the Parent (net of treasury shares held by the Group)	10,600	10,600
Paid-in capital	1,697	1,697
Sundry reserves and retained earnings (accumulated losses), including the profit (loss) for the period (*)	13,464	16,522

Total	25,761	28,819

(*) of which:
Reserve for available-for-sale financial assets	(2)	(7)
Reserve for cash flow hedges	(76)	(284)
Reserve for exchange differences on translating foreign operations	1,349	1,401
Other gains (losses) of associates and joint ventures accounted for using the equity method	—	(1)
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	12,193	15,413

On the basis of the resolution passed by the shareholders’ meeting held on April 12, 2011, an amount of 1,192 million euros of the profit for the year 2010 shown in the financial statements of the Parent, Telecom Italia S.p.A. was appropriated as dividends for distribution to the shareholders as follows:

•	0.058 euro for each ordinary share;

•	0.069 euro for each savings share;

gross of withholdings as established by law.

Authorizations for the issue of convertible bonds and the buyback of treasury shares

The board of directors of Telecom Italia S.p.A., during the first half of 2011, did not exercise the right to issue bonds convertible into ordinary shares, nor were there changes in the number of treasury shares held by the Telecom Italia Group.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

As concerns the authorization for the buyback of treasury shares, the ordinary shareholders’ meeting held on April 12, 2011, resolved on the following:

•

to authorize, for a period of 18 months, starting from the date of the shareholders’ resolution, the buyback, on one or more occasions and at any time, of Telecom Italia S.p.A. savings shares, within the quantitative limits established by law and, in any case, within a maximum expenditure limit of 800,000,000 euros; the purchase price must be – in accordance with regulatory requirements or recognized market practices – between a minimum and a maximum of the weighted average stock market prices of the savings shares recorded by Borsa Italiana S.p.A. in the last ten days of trading prior to the date of the buyback or of fixing the price, respectively decreased or increased by 20%; the buyback of treasury shares should nevertheless be within the limits of the available reserves shown in the most recent financial statements approved at the time of carrying out the transaction. The purchases should be carried out on regulated markets, in the manner set out by Borsa Italiana S.p.A., in accordance with art. 132 of Legislative Decree 58 dated February 24, 1998 and art. 144 bis, paragraph 1, letter b) and c) of Consob Regulation 11971/99;

•

to authorize, for the same period of 18 months, starting from the date of this shareholders’ resolution, the disposal in whole or in part, on one or more occasions and at any time, of Telecom Italia S.p.A. savings shares in the Company’s portfolio, with the right to proceed, in case of disposal, to subsequent buyback transactions up to the expiration date of the shareholders’ authorization, keeping in mind the limits established by law also with regard to the number of treasury shares that the Company can hold at any one time and also providing for compliance with the expenditure limit and the other conditions as established above by these resolutions; the disposals may be carried out according to the manner permitted by the current law or regulation in force, at the discretion of the board of directors;

•

to mandate the board of directors to take the necessary steps for account postings to be made following treasury share buyback and disposal transactions, in accordance with the provisions of the law and the accounting principles applicable at the time; to mandate the chairman of the board of directors and the chief executive officer, jointly and severally and through agents, to execute the transactions that are the subject of this resolution.

Future potential changes in share capital

With regard to the details of “Future potential changes in share capital”, reference should be made to the Note “Earnings per share”.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 10—FINANCIAL LIABILITIES (CURRENT AND NON—CURRENT)

Financial liabilities are composed as follows:

	As of June 30, 2011	As of December 31, 2010
	Unaudited
	(millions of euros)
Financial payables (medium/long—term):
• Bonds	23,153	24,589
• Amounts due to banks	5,513	5,501
• Other financial payables	438	503

	29,104	30,593
Finance lease liabilities (medium/long—term)	1,379	1,442
Other financial liabilities (medium/long—term):
• Hedging derivatives relating to hedged items classified as Non–current assets/liabilities of a financial nature	2,509	2,238
• Non – hedging derivatives	93	74
• Other liabilities	1	1

	2,603	2,313

Total non current financial liabilities (A)	33,086	34,348

Financial payables (short—term):
• Bonds	3,675	4,989
• Amounts due to banks	647	873
• Other financial payables	495	517

	4,817	6,379
Finance lease liabilities (short-term)	254	232
Other financial liabilities (short-term):
• Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	336	269
• Non – hedging derivatives	1	2

	337	271

Total current financial liabilities (B)	5,408	6,882

Total financial liabilities (C)= (A+B)	38,494	41,230

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Bonds are composed as follows:

	As of June 30, 2011	As of December 31, 2010
	Unaudited
	(millions of euros)
Non–current portion	23,153	24,589
Current portion	3,675	4,989

Total carrying amounts	26,828	29,578
Adjustment due to fair value hedge accounting and measurement at amortized cost	(787)	(1,249)

Total nominal repayment amount	26,041	28,329

The nominal repayment amount totals 26,041 million euros, decreasing 2,288 million euros compared to December 31, 2010 (28,329 million euros): this change can be attributed to a higher amount of repayments and buybacks compared to new bond issues and the valuation of bonds at different exchange rates (mostly the USD and euro). The exchange rate effect, with the opposite sign, is valued under the component “Hedging derivatives”.

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price as of June 30, 2011 (%)	Market value as of June 30, 2011 (millions of euros)
Unaudited
Bonds issued by Telecom Italia S.p.A.
Euro	1,250	1,250	6.250%	02/01/2002	02/01/2012	98.952	102.190	1,277
Euro	1,000	1,000	3 month Euribor +0.53%	12/06/2005	12/06/2012	100	99.610	996
Euro	650	650	6.750%	03/19/2009	03/21/2013	99.574	105.669	687
Euro	500	500	3 month Euribor +0.63%	07/19/2007	07/19/2013	100	99.462	497
Euro	500	500	7.875%	01/22/2009	01/22/2014	99.728	110.366	552
Euro	673	673	4.750%	05/19/2006	05/19/2014	99.156	102.699	691
Euro	120	120	3 month Euribor +0.66%	11/23/2004	11/23/2015	100	95.844	115
GBP	500	554	5.625%	06/29/2005	12/29/2015	99.878	103.173	572
Euro	1,000	1,000	5.125%	01/25/2011	01/25/2016	99.686	101.437	1,014
Euro	850	850	8.250%	03/19/2009	03/21/2016	99.740	113.822	967
Euro	400	400	3 month Euribor +0.79%	06/07/2007	06/07/2016	100	96.060	384
GBP	750	831	7.375%	05/26/2009	12/15/2017	99.608	110.077	915
Euro	750	750	4.750%	05/25/2011	05/25/2018	99.889	97.035	728
Euro	1,250	1,250	5.375%	01/29/2004	01/29/2019	99.070	99.289	1,241
GBP	850	942	6.375%	06/24/2004	06/24/2019	98.850	101.329	954
Euro	283	283	6 month Euribor (base 365)	01/01/2002	01/01/2022	100	100	283
Euro	1,250	1,250	5.250%	02/10/2010	02/10/2022	99.295	94.270	1,178
GBP	400	443	5.875%	05/19/2006	05/19/2023	99.622	92.864	412
Euro	670	670	5.250%	03/17/2005	03/17/2055	99.667	72.883	488

Sub—Total		13,916						13,951

Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	108	107.7	3 month Euribor + 1.30%	03/12/2010	03/14/2012	100	100.413	108
Euro	813	812.5	7.250%	04/24/2002	04/24/2012	(*)101.651	103.699	843
Euro	850	850	6.875%	01/24/2003	01/24/2013	99.332	105.689	898
JPY	20,000	172	3.550%	04/22/2002	05/14/2032	99.250	102.668	177
Euro	1,015	1,015	7.750%	01/24/2003	01/24/2033	(*)109.646	105.726	1,073

Sub—Total		2,957						3,099

Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	850	588.1	3 month U.S.$ Libor +0.61%	07/18/2006	07/18/2011	100	99.995	588
USD	750	518.9	6.200%	07/18/2006	07/18/2011	99.826	100.100	519
USD	2,000	1,383.8	5.250%	10/29/2003	11/15/2013	99.742	105.090	1,454
USD	1,000	691.9	6.175%	06/18/2009	06/18/2014	100	108.174	748
USD	1,250	864.9	4.950%	10/06/2004	09/30/2014	99.651	104.673	905
USD	1,400	968.7	5.250%	09/28/2005	10/01/2015	99.370	103.837	1,006
USD	1,000	691.9	6.999%	06/04/2008	06/04/2018	100	108.511	751
USD	1,000	691.9	7.175%	06/18/2009	06/18/2019	100	109.431	757
USD	1,000	691.9	6.375%	10/29/2003	11/15/2033	99.558	89.464	619
USD	1,000	691.9	6.000%	10/06/2004	09/30/2034	99.081	85.409	591
USD	1,000	691.9	7.200%	07/18/2006	07/18/2036	99.440	95.141	658
USD	1,000	691.9	7.721%	06/04/2008	06/04/2038	100	99.798	691

Sub—Total		9,168						9,287

Total		26,041						26,337

(*)	Weighted average issue price for bonds issued with more than one tranche.

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website http://www.telecomitalia.com.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The following table lists the changes in bonds during the first half of 2011:

NEW ISSUES

	Currency	Amount (millions)	Issue date
Telecom Italia S.p.A. 750 million euros 4.75% maturing 05/25/2018	Euro	750	05/25/2011
Telecom Italia S.p.A. 1,000 million euros 5.125% maturing 01/25/2016	Euro	1,000	01/25/2011

REPAYMENTS

	Currency	Amount (millions)	Repayment date
Telecom Italia Finance S.A. 7.50% 1,791 million euros (1)	Euro	1,791	04/20/2011
Telecom Italia Capital S.A. Floating Rate Notes 400 million U.S. dollars, 3 months USD LIBOR + 0.48% issued with a guarantee from Telecom Italia S.p.A.	USD	400	02/01/2011
Telecom Italia S.p.A. 4.5% 750 million euros	Euro	750	01/28/2011

(1)	Net of repayments by the company for 209 million euros during the years 2009-2011.

BUYBACKS

	Currency	Amount (millions)	Buyback period
Telecom Italia Finance S.A. 1,791 million euros 7.50% maturing April 2011 (*)	Euro	93	January-March 2011
Telecom Italia Finance S.A. 813 million euros 7.25% maturing April 2012	Euro	187	January-March 2011

(*)	During the years 2009 and 2010, bonds had already been bought back for 116 million euros. Therefore the total amount bought back is 209 million euros.

Financial covenants/other covenants/other features of bonds

The bonds listed do not contain financial covenants (e.g. ratios such a Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group or the failure to fulfill certain payment obligations in excess of 100 million euros on certain capital markets indebtedness. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the securities summarized here carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Medium/long-term amounts due to banks total 5,513 million euros (5,501 million euros at December 31, 2010), increasing 12 million euros.

Short-term amounts due to banks total 647 million euros, decreasing 226 million euros (873 million euros at December 31, 2010). Short-term amounts due to banks include 506 million euros for the current portion of medium/long-term amount due to banks.

Medium/long-term other financial payables amount to 438 million euros (503 million euros at December 31, 2010). They include 175 million euros of the Telecom Italia Finance S.A. loan for 20,000 million Japanese yen due in 2029 and 249 million euros of debt certificates regulated by German law denominated “Schuldschein” issued by Telecom Italia Finance S.A., maturing 2013. Short-term other financial payables amount to 495 million euros (517 million euros at December 31, 2010) and include 162 million euros of the current portion of medium/long-term other financial payables.

At June 30, 2011, other financial payables include about 140 million euros (183 million euros at December 31, 2010) relating to Nortel Inversora S.A. Preferred Shares Serie A. These are preferred shares regulated by Argentine law, without voting rights except for specific cases stated in the relative issue conditions, repayable at pre-determined maturities according to a pre-established repayment plan. The shares are remunerated and have the right, among other things, to a base annual cumulative yield, calculated as a fixed percentage of the subscription value net of repayments already made, regardless of the results for the year reported by Nortel Inversora S.A.. Because of their features, the Nortel Inversora S.A. Preferred Shares Serie A are considered liabilities of a financial nature pursuant to IFRS adopted by the Telecom Italia Group.

Medium/long-term finance lease liabilities total 1,379 million euros (1,442 million euros at December 31, 2010) and mainly refer to building sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to 254 million euros (232 million euros at December 31, 2010).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 2,509 million euros (2,238 million euros at December 31, 2010). Hedging derivatives relating to items classified as current liabilities of a financial nature total 336 million euros (269 million euros at December 31, 2010). Further details are provided in the Note “Derivatives”.

Non-hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 93 million euros (74 million euros at December 31, 2010). Non-hedging derivatives relating to items classified as current liabilities of a financial nature total 1 million euros (2 million euros at December 31, 2010). These refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS. Further details are provided in the Note “Derivatives”.

Revolving Credit Facility

Currently, the Telecom Italia Group has three Revolving Credit Facilities (RCF):

•	a syndicated credit line expiring August 2014 for 8 billion euros, of which 1.5 billion euros is drawn down,

•	a syndicated credit line expiring February 2013 for 1.25 billion euros, not drawn down,

•

a revolving credit line for a total of 200 million euros signed December 20, 2010 and expiring June 19, 2012 (renewable at the discretion of Telecom Italia, up to December 18, 2013), of which 120 million euros is drawn down.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Gross financial debt according to the original currency of the transaction is as follows:

	As of June 30, 2011		As of December 31, 2010
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
	Unaudited
USD	13,797	9,546	14,196	10,624
GBP	2,533	2,806	2,531	2,940
BRL	2,632	1,167	2,682	1,205
JPY	20,821	179	20,834	192
ARS	836	141	973	183
PYG	179,486	31	186,914	31
EURO		24,624		26,055

		38,494		41,230
Discontinued operations		—		—

		38,494		41,230

The analysis of gross financial debt by effective interest rate bracket excluding the effect of derivative hedging instruments, if any, is the following:

	As of June 30, 2011	As of December 31, 2010
	Unaudited
	(millions of euros)
Up to 2.5%	5,889	6,520
From 2.5% to 5%	4,248	4,240
From 5% to 7.5%	18,726	20,306
From 7.5% to 10%	4,780	5,064
Over 10%	905	1,002
Accruals/deferrals, MTM and derivatives	3,946	4,098

	38,494	41,230
Discontinued operations	—	—

	38,494	41,230

Instead, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

	As of June 30, 2011	As of December 31, 2010
	Unaudited
	(millions of euros)
Up to 2.5%	9,502	11,714
From 2.5% to 5%	5,300	6,236
From 5% to 7.5%	16,621	15,969
From 7.5% to 10%	2,018	1,995
Over 10%	1,107	1,218
Accruals/deferrals, MTM and derivatives	3,946	4,098

	38,494	41,230
Discontinued operations	—	—

	38,494	41,230

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Detail of the maturities of Financial liabilities – nominal repayment amount:

	Maturing by June 30, of the year:
	2012	2013	2014	2015	2016	After 2016	Total
	Unaudited
	(millions of euros)
Bonds	3,277	2,500	3,749	865	3,893	11,757	26,041
Loans and other financial liabilities	765	480	1,549	2,340	856	2,387	8,377
Finance lease liabilities	239	140	172	149	130	787	1,617

Total	4,281	3,120	5,470	3,354	4,879	14,931	36,035

Current financial liabilities	475	—	—	—	—	—	475

Total	4,756	3,120	5,470	3,354	4,879	14,931	36,510

Covenants and negative pledges relating to outstanding positions at June 30, 2011

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 1,052 million euros (out of a total of 2,658 million euros at June 30, 2011) is not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

for all loans not secured by collateral, if the Company’s credit rating of unsubordinated and unsecured medium/long-term debt is lower than BBB for Standard &Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform the EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia S.p.A. fails to provide the guarantees, the EIB shall have the right to demand immediate repayment of the amount disbursed. The current ratings did not require new guarantees or repayments of loans.

The syndicated bank lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) which would oblige the Company to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread added to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014 and a minimum of 0.90% and a maximum of 2.50% for the line expiring in 2013.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). The same negative pledge covenant is also found in the export credit loan agreements.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control:

•

Multi-currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum disbursed (currently equal to 1,500,000,000 euros) to the same. Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

voting rights in the shareholders’ meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa SanPaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders’ agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories;

•

Revolving credit facility (1,250,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on February 12, 2010 and contemplates a discipline similar to that contained in the August 1, 2005 credit facility agreement, even though it was updated to take into account the October 28, 2009 modifications to the April 28, 2007 shareholders’ agreement. Therefore, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired, directly or indirectly (through subsidiaries) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.), with the provisions described above remaining unchanged;

•

Revolving credit facility (200 million euros). The agreement was signed between Telecom Italia and Unicredit S.p.A. on December 20, 2010 and contemplates a discipline basically identical to that of the February 12, 2010 credit facility. The amount disbursed is currently 120 million euros;

•

Bonds. The regulations covering the bonds issued under the EMTN Programme by both Olivetti and Telecom Italia and bonds denominated in U.S. dollars typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or of the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

•

Contracts with the European Investment Bank (EIB). The contracts signed by Telecom Italia with the EIB, for a total maximum amount of approximately 2.65 billion euros, carry the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of share capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project;

•

Export Credit Agreement (residual nominal amount of 50 million euros). The contract was signed in 2004 by Telecom Italia and Société Générale and provides for the repayment of the loan in 2013. It is provided that, in the event of a change in control and subsequent failure to reach an agreement with the lender bank, Telecom Italia shall reimburse the outstanding loan on the first date on which payment of interest shall be due.

Finally, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, as of June 30, 2011, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 11—FINANCIAL RISK MANAGEMENT

Financial risk management objectives and policies of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•	credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the definition, at a central level, of guidelines for directing operations;

•	the activity of an internal committee which monitors the level of exposure to market risks consistently with prefixed general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•	the monitoring of the results achieved;

•	the exclusion of the use of financial instruments for speculative purposes.

The policies for the management and the sensitivity analyses of the above financial risks by the Telecom Italia Group are described below.

Identification of risks and analyses

The Telecom Italia Group is exposed to market risks as a result of changes in interest rates and exchange rates in the markets in which it operates or has bond issues, principally Europe, the United States, Great Britain and Latin America.

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.

The Group defines an optimum composition for fixed-rate and variable-rate debt and uses derivative financial instruments to achieve that prefixed composition. In consideration of the Group’s operating activities, the optimum combination of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in the range 60% - 70% for the fixed-rate component and 30% - 40% for the variable-rate component.

In managing market risk, the Group adopted a “Guideline policy for debt management using derivative instruments” and mainly uses the following:

•	Interest Rate Swaps (IRS): used to modify the profile of the original exposure to interest rate risks on loans and bonds, whether fixed or variable;

•

Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards: used to convert loans and bonds issued in currencies other than euro – principally in U.S. dollars and British pounds – to the function al currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risks on instruments denominated in currencies other than euro and the management of the interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are put into place with high-credit-quality banking and financial counterparts with a high credit rating.

The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. These analyses illustrate the effects produced by a given and assumed change in the levels of the relevant variables in the various reference markets (exchange rates, interest rates and prices) on finance income and expenses

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

•

The sensitivity analyses were performed by applying reasonably possible variations in the relevant risk variables to the amounts in the financial statements at June 30, 2011, assuming that such amounts are representative of the entire year.

•	The exchange risk of the Group’s loans denominated in currencies other than euro is fully hedged, therefore, the exchange risk is not considered in the sensitivity analysis under IFRS 7.

•

The changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in the reference interest rates, generate an impact on profit only when, in accordance with IAS 39, they are accounted for at their fair value. All fixed-rate instruments which are accounted for at amortized cost are not subject to interest rate risk as defined by IFRS 7.

•

In the case of fair value hedge relationships, fair value changes of the underlying hedged item and the derivative instrument, due to changes in the reference interest rates, are almost entirely offset in the income statement for the year. Therefore, these financial instruments are not exposed to interest rate risk.

•

The changes in value of financial instruments designated in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly they are included in this analysis.

•

The changes in value, produced by changes in the reference interest rates of variable-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly they are included in this analysis.

Interest rate risk – Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of the Group’s derivatives. In particular:

•

with regard to derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in keeping with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments are accrued in a specific undistributable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•

if at June 30, 2011 the interest rates in the various markets in which the Telecom Italia Group operates had been 100 basis points higher/lower compared to that actually realized, then higher/lower finance expenses, before the tax effect, would have been recognized in the income statement for 81 million euros (75 million euros at December 31, 2010).

Allocation of the financial structure between fixed rate and variable rate

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, Euro Commercial Papers and receivables on sales of securities), has been considered in the category of variable rate.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

TOTAL FINANCIAL LIABILITIES (at the nominal repayment amount)

	6/30/2011			12/31/2010
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
	Unaudited
	(millions of euros)
Bonds	16,765	9,276	26,041	17,632	10,697	28,329
Loans and other financial liabilities	6,559	3,435	9,994	6,166	3,015	9,181

Total non-current financial liabilities (including the current portion of medium/long term financial liabilities)	23,324	12,711	36,035	23,798	13,712	37,510
Total current financial liabilities (*)	39	436	475	31	694	725

Total (**)	23,363	13,147	36,510	23,829	14,406	38,235

(*)	At June 30, 2011, variable-rate current liabilities include 278 million euros of payables to other lenders for installments paid in advance which are conventionally classified in this line item even though they are not correlated to a definite rate parameter (313 million euros at December 31, 2010).
(**)	Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

FINANCIAL ASSETS (at the nominal investment amount)

	6/30/2011			12/31/2010
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
	Unaudited
	(millions of euros)
Cash and cash equivalents	—	3,082	3,082	—	4,264	4,264
Euro Commercial Papers	—	174	174	—	214	214
Securities	124	1,737	1,861	103	2,262	2,365
Other receivables	515	95	610	584	133	717

Total (*)	639	5,088	5,727	687	6,873	7,560

(*)	Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments.

The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

TOTAL FINANCIAL LIABILITIES

	6/30/2011		12/31/2010
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	Unaudited
	(millions of euros)	(%)	(millions of euros)	(%)
Bonds	25,894	5.83	28,131	5.88
Loans and other financial liabilities	8,654	4.51	9,001	4.35

Total (*)	34,548	5.50	37,132	5.51

(*)	Liabilities directly associated with Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

TOTAL FINANCIAL ASSETS

	6/30/2011		12/31/2010
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	Unaudited
	(millions of euros)	(%)	(millions of euros)	(%)
Cash and cash equivalents	3,082	1.94	4,264	1.19
Euro Commercial Papers	174	1.39	214	1.07
Securities	1,861	5.21	2,365	6.32
Other receivables	416	5.28	403	5.02

Total (*)	5,533	3.28	7,246	3.07

(*)	Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

With reference to the concept of market risk, in the broad sense, the Group has interest coupon step-ups and step-downs for certain bonds that change in relation to changes in ratings. Such mechanisms, however, do not affect interest rate exposure, as previously described above, or the determination of the current effective interest rate.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

Credit risk

Credit risk represents the Telecom Italia Group’s exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterpart could arise or from factors more strictly technical, commercial or administrative.

The Telecom Italia Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements.

The accruals to the provision for bad debts are recorded for an exact amount on credit positions that present an element of individual risk. On credit positions that do not present such characteristics, accruals are recorded by customer segment on the basis of the average uncollectibility estimated on the basis of statistics.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Regarding the credit risk relating to the asset components which contribute to the determination of “Net financial debt”, it should be noted that the management of the Group’s liquidity is guided by conservative criteria and is principally based on the following:

•	money market management: the investment of temporary excess cash resources during the year which are expected to turn around within the subsequent 12-month period;

•

bond portfolio management: the investment of a permanent level of liquidity, the investment of that part of liquidity which is expected to turn around for cash requirement purposes after a 12-month period, as well as the improvement in the average yield.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits of the European companies are made with leading high-credit-quality banking and financial institutions with at least an A- rating. Investments by the companies in South America are made with leading local counterparts. Moreover, deposits are made generally for periods of less than three months. As for other temporary investments of liquidity, there are investments in Euro Commercial Papers (the issuers all have an A- rating by S&P’s and headquarters in Europe). With regard to bond portfolio management, the issuers have at least a BBB+ by S&P’s.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different banking counterparts. Consequently, there are no significant positions with any one single counterpart.

Liquidity risk

The Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a current treasury margin to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

Current financial assets at June 30, 2011, together with unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 24 months.

13% of gross financial debt at June 30, 2011 (nominal repayment amount) will become due in the next 12 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the interest rate and exchange rate conditions in place at June 30, 2011. The portion of principal and interest of the hedged liabilities includes both the disbursements and the receipts of the relative hedging derivatives.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Financial liabilities – Maturities of contractually expected disbursements

		maturing by June 30, of the year:
		2012	2013	2014	2015	2016	After 2016	Total
		Unaudited
		(millions of euros)
Bonds	Principal	3,277	2,500	3,749	865	3,893	11,757	26,041
	Interest	1,439	1,246	1,117	964	891	7,632	13,289

Loans and other financial liabilities	Principal	765	480	1,549	2,340	856	2,387	8,377
	Interest	248	224	184	74	16	(218)	528

Finance lease liabilities	Principal	239	140	172	149	130	787	1,617
	Interest	102	96	88	80	72	211	649

Non-current financial liabilities (*)	Principal	4,281	3,120	5,470	3,354	4,879	14,931	36,035
	Interest	1,789	1,566	1,389	1,118	979	7,625	14,466

Current financial liabilities	Principal	475	—	—	—	—	—	475
	Interest	2	—	—	—	—	—	2

Total financial liabilities	Principal	4,756	3,120	5,470	3,354	4,879	14,931	36,510
	Interest	1,791	1,566	1,389	1,118	979	7,625	14,468

(*)	These include hedging and non-hedging derivatives.

Derivatives on financial liabilities – Contractually expected interest flows

	maturing by June 30, of the year:
	2012	2013	2014	2015	2016	After 2016	Total
	Unaudited
	(millions of euros)
Disbursements	939	911	833	645	565	4,356	8,249
Receipts	(915)	(897)	(810)	(674)	(616)	(4,730)	(8,642)

Hedging derivatives – net (receipts) disbursements	24	14	23	(29)	(51)	(374)	(393)

Disbursements	—	—	—	—	—	—	—
Receipts	(1)	(1)	—	—	—	—	(2)

Non-hedging derivatives – net (receipts) disbursements	(1)	(1)	—	—	—	—	(2)

Total net (receipts) disbursements	23	13	23	(29)	(51)	(374)	(395)

During the first half of 2011, the Group proceeded to refinance debt as follows:

•	on January 25, 2011, Telecom Italia S.p.A. issued bonds for 1,000 million euros, annual coupon of 5.125% maturing January 25, 2016;

•	on May 25, 2011 Telecom Italia S.p.A. issued bonds for 750 million euros, annual coupon of 4.75% maturing May 25, 2018.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Fair value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models.

The mark-to-market calculation is determined by discounting to present value the interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.

The fair value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference interest and principal, in the respective currencies of denomination.

Fair value measurement

There were no changes in the fair value measurements of the Group’s financial instruments compared to the classifications made according to the IFRS 7 levels indicated in the annual consolidated financial statements at December 31, 2010, to which reference can be made.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 12—DERIVATIVES

The following table presents the derivative financial instruments of the Telecom Italia Group at June 30, 2011 and at December 31, 2010 by type:

Type	Hedged risk	Notional amount as of June 30, 2011	Notional amount as of December 31, 2010	Mark to Market Spot (Clean Price) as of June 30, 2011	Mark to Market Spot (Clean Price) as of December 31, 2010
		Unaudited		Unaudited
		(millions of euros)
Interest Rate Swaps	Interest Rate Risk	4,320	5,320	16	44
Cross Currency and Interest Rate Swaps	Interest Rate Risk and currency exchange rate risk	5,315	5,648	(337)	(67)

Total Fair Value Hedge Derivatives		9,635	10,968	(321)	(23)

Interest Rate Swaps	Interest Rate Risk	3,370	3,370	(244)	(332)
Cross Currency and Interest Rate Swaps	Interest Rate Risk and currency exchange rate risk	9,610	10,402	(1,034)	(617)
Commodity Swap and Options	Commodity Risk (energy)	11	10	2	2
Forward and Forex Options	Currency exchange rate risk	2	3	—	—

Total Cash Flow Hedge Derivatives		12,993	13,785	(1,276)	(947)

Total Non—Hedge Accounting Derivatives		675	630	(72)	(59)

Total Telecom Italia Group Derivatives		23,303	25,383	(1,669)	(1,029)

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 13—EMPLOYEE BENEFITS

Employee benefits decreased 86 million euros compared to December 31, 2010 and are composed of the following:

		As of December 31, 2010	Provision charges/ present value	Decreases	Exchange differences and reclassification	As of June 30, 2011
			Unaudited
		(millions of euros)
Provision for employee severance indemnities	(A)	986	(21)	(16)	—	949

Provision for pension plans		59	—	(1)	(34)	24
Provision for termination benefit incentives		275	4	(18)	—	261

Total other provisions for employee benefits (*)	(B)	334	4	(19)	(34)	285

Total	(A+B)	1,320	(17)	(35)	(34)	1,234

Of which:
Non—current portion		1,129				1,068
Current portion (*)		191				166

(*)	The Current portion refers only to Other provisions for employee benefits.

Provision for employee severance indemnities refers only to the Italian companies of the Group and decreased in total by 37 million euros; the reduction of 16 million euros, shown in the “Decrease” column, refers to indemnities paid to employees who terminated employment or for advances. The negative change of 21 million euros in the “Provision charges/present value” column is the sum of provision charges for interest accruing during the half (+21 million euros) and adjustments made to the Provisions of the companies (-42 million euros) principally as a result of a higher discount rate – coinciding with the return on 10-year government securities – adopted for purposes of the actuarial calculation of employee severance indemnities, compensated only in part by the effects of the consideration of higher inflation.

The effect on the income statement, included in employee benefits expenses, is as follows:

	Six months ended June 30,
	2011	2010
	Unaudited
	(millions of euros)
Current service cost (*)	—	—
Finance expenses (**)	21	23
Net actuarial (gains) losses recognized during the period	(42)	—

Total	(21)	23

Effective return on plan assets	n/a	n/a

(*)	Following the social security reform, the quotas intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expense” in “Social security expenses” and not as “Employee severance indemnities expenses”. The latter account will still be used only for the severance indemnity expenses of companies with less than 50 employees (equal to 0.2 million euros in the first half of 2011 compared to 0.5 million euros in the first half of 2010).
(**)	In 2010, Finance expenses include the portion relating to Elettra, sold at the end of 2010.

Provisions for pension plans principally refer to pension plans operating in foreign companies of the Group.

Provisions for termination benefit incentives decreased by 14 million euros mainly due to the utilization, during

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

the period, of the mobility fund under Law 223/91 on the part of the Parent, Telecom Italia, Telecom Italia Sparkle, SSC, Olivetti and Olivetti I-Jet.

NOTE 14—PROVISIONS

Provisions decreased 6 million euros compared to December 31, 2010 and are composed of the following:

	As of December 31, 2010	Increases	Taken to income	Used directly	Exchange differences and other changes	As of June 30, 2011
		Unaudited
	(millions of euros)
Provision for taxation and tax risks	163	7	(2)	(26)	(13)	129
Provision for restoration costs	459	5	—	(5)	(3)	456
Provision for legal disputes	333	89	(1)	(56)	2	367
Provision for commercial risks	63	6	(1)	(4)	1	65
Provision for risks and charges on investments and corporate—related transactions	115	13	(2)	(4)	(6)	116
Other provisions	138	1	—	(2)	(5)	132

Total	1,271	121	(6)	(97)	(24)	1,265

Of which:
Non—current portion	860					825
Current portion	411					440

Provision for restoration costs refers to the charge for the estimated cost to dismantle tangible assets and restore the sites of Telecom Italia S.p.A., the Brazil Business Unit and the Argentina Business Unit.

Provision for legal disputes principally refers to disputes of the Parent, Telecom Italia. The net increase of 34 million euros in the first half of 2011 stems from provision charges for litigation with personnel (27 million euros), social security entities (3 million euros) and third parties, always in reference to the Parent.

Other provisions largely comprise the provision set aside in prior years for the Telecom Italia Sparkle case in the amount of 86 million euros and the provision for the liberalization of frequencies of the Parent, Telecom Italia.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 15—TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities decreased 545 million euros compared to December 31, 2010 and are composed of the following:

		As of June 30, 2011	As of December 31, 2010
		Unaudited
		(millions of euros)
Payables on construction work	(A)	27	23

Trade payables:
• Payables to suppliers		4,019	4,943
• Payables to other telecommunication operators		1,421	1,341

	(B)	5,440	6,284

Tax payables	(C)	1,109	685

Miscellaneous payables and other current liabilities:
• Payables for employee compensation		529	537
• Payables to social security agencies		176	273
• Trade and miscellaneous deferred income		886	871
• Advances received		27	27
• Customer—related items		1,214	1,179
• Payables for TLC operating fee		57	48
• Dividends approved, but not yet paid to shareholders		21	93
• Other current liabilities		317	332
• Employee benefits (except for Employee severance indemnities) for the current portions expected to be settled within 1 year		166	191
• Provisions for risks and charges for the current portions expected to be settled within 1 year		440	411

	(D)	3,833	3,962

Total	(A+B+C+D)	10,409	10,954

Trade payables (all due within 1 year) amounting to 5,440 million euros (6,284 million euros at December 31, 2010) mainly refer to Telecom Italia S.p.A. (3,010 million euros), the Brazil Business Unit (1,124 million euros) and the Argentina Business Unit (647 million euros). The reduction is mainly due to the contraction in the acquisitions of goods and services and capital expenditures of the Parent, Telecom Italia.

Tax payables particularly refer to the VAT payable of Telecom Italia S.p.A. (606 million euros), the government concession tax of Telecom Italia S.p.A. (93 million euros), other tax payables of the Brazil Business Unit (258 million euros) and the Argentina Business Unit (70 million euros).

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 16—CONTINGENT LIABILITIES, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

The most significant arbitration cases and legal or fiscal disputes in which the Telecom Italia Group is involved at June 30, 2011 are described below.

The Telecom Italia Group has posted liabilities totaling 170 million euros for those disputes described below for which an adverse outcome is deemed likely.

a) Litigation, Pending legal Action and Other Information

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Rome Public Prosecutor’s Office

On February 23, 2010, the Guardia di Finanza (Finance Police), authorised by the Rome Public Prosecutor’s Office, served the following documents on Telecom Italia Sparkle:

•

an order setting the date of the hearing in chambers on the request for application of the suspension from trading activities to be replaced by the appointment of a receiver pursuant to legislative decree no. 231/2001;

•

an order for the preventive seizure of a total of approximately 298 million euros (corresponding to the unlawfully accrued VAT credit for those tax years in which the alleged unlawful activities took place).

The alleged offences of some ex-directors, ex-employees and employees of Telecom Italia Sparkle were transnational conspiracy, tax evasion in league with others, transnational money laundering, reinvestment of unlawful revenues and false registration of ownership of assets. The offences of transnational conspiracy, transnational money laundering and reinvestment of unlawful revenues also constitute predicate offences of the administrative liability of the organisation, pursuant to legislative decree no. 231/2001.

Telecom Italia Sparkle therefore set in motion a series of initiatives involving, in particular:

•	the precautionary suspension of employees involved in the proceedings, and the termination of the employment of those employees on remand;

•

appointment of an independent professional (Professor Paolo Ferro-Luzzi) to, among other things, verify that the organisational tools required by legislative decree no. 231/2001 (so called “231 Model”) have been adopted and actually implemented;

•

a guarantee bond for approximately 72 million euros payable to the Judicial Authorities involved in the event of confiscation – pursuant to article 19 of legislative decree no. 231/2001 – of this sum as the profits of the alleged offences, with an irrevocable judgment;

•

a guarantee bond for approximately 123 million euros payable to the Tax Authorities, representing the difference between the amount already subject to precautionary seizure, as VAT deducted in tax years 2005, 2006 and 2007 (approximately 298 million euros) and the estimated maximum sum that might be payable by Telecom Italia Sparkle to settle its tax affairs in the event of assessment or settlement procedures agreed with the Agenzia delle Entrate (Revenues Agency);

•

the adoption of a series of internal measures that incorporated the final suggestions formulated by Prof. Ferro-Luzzi on the governance of the company, its organisation and control arrangements, operations, and the “231 Model”.

In the light of these initiatives, and after revocation of the request to appoint a receiver by the Rome Prosecutor’s Office, the judge in the preliminary investigation (the GIP) declared that there are “no grounds to proceed”.

In May 2010 the Guardia di Finanza communicated a “note of findings” to Telecom Italia Sparkle, stating:

•	that the VAT on the services attributable to the fraud mentioned above, deducted in the 2005, 2006 and 2007 tax years, totaling approximately 298 million euros, was not deductible;

•

that the costs of the aforementioned operations were not deductible for the purposes of corporation tax and regional tax (IRES and IRAP), for an estimated total amount of approximately 429 million euros, plus fines and interest.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Subsequently, in July 2010, the Lazio regional office of the Agenzia delle Entrate (Revenues Agency), taking note of the findings raised by the Guardia di Finanza, served three notices of assessment on Telecom Italia Sparkle, notifying the company of the non-deductibility of VAT totaling approximately 298 million euros, as mentioned above, plus interest and fines.

In July Telecom Italia Sparkle paid a proportion of the fines (25% of the sum imposed), the whole of the VAT considered to be non-deductible, plus the interest, for a total of 418 million euros. After the payment, the bank guarantee for approximately 123 million euros, which had been issued in favour of the tax authorities, lapsed.

Moreover, in August 2010, the application for the preventive seizure ordered by the Rome Prosecutor’s Office in February 2010 to be revoked was granted. In consequence, the assets seized were released, apart from a sum of 10 million euros that remains under seizure for guarantees connected to the criminal proceedings currently underway.

Finally, granting the application made in August 2010 by the Rome Prosecutor’s Office, the judge in the preliminary investigation ordered the immediate trial of the defendants currently subject to precautionary measures. In particular, the application requested the immediate trial of the ex-chief executive and two ex-employees of Telecom Italia Sparkle.

In relation to this trial, Telecom Italia Sparkle made an application to bring a civil action against all the defendants. The Court ruled this application inadmissible in its hearing on December 18, 2010, since it considered such an action incompatible with the company’s position as a subject of investigation pursuant to legislative decree no. 231/2001.

Given the complexity of the case, and the fact that the investigations are continuing, and that in consequence it is not yet possible to have full knowledge of all the acts of the proceedings, at present the company cannot formulate definitive predictions of their outcome, without prejudice to the defence that Telecom Italia Sparkle will pursue with the maximum vigour to demonstrate its non-involvement in the matters at issue. Regarding the effects of a conviction under legislative decree no. 231/2001, in addition to the administrative fines (which would be relatively small) and any interdiction, the profits of the crime would be confiscated, and in the current formulation of the charge by the public prosecutors and without prejudice to the defence considerations that will be developed in relation to this, would total approximately 72 million euros (a sum already guaranteed by the bond mentioned above and already set aside in the 2009 consolidated financial statements).

So for as the residual fiscal risk is concerned, the Agenzia delle Entrate (Revenues Agency) has not, so far, issued notices of assessment in relation to the claim of the Guardia di Finanza relating to direct taxation. In this respect, Telecom Italia Sparkle – also based on the opinion of authoritative professionals – believes that if this too should happen, the risk of losing such a case is only possible, not probable. As a result, no provision to cover the fiscal risk for direct taxation has been made.

National fiscal disputes

On March 25, 2011 the Milan Agenzia delle Entrate served two notices of demand on both Telecom Italia S.p.A. and subsidiary Olivetti Multiservices S.p.A. relating to property transfers made in March 2006 to the Raissa and Spazio Industriale funds, for which the companies in question were accused of non-payment of stamp duty and mortgage tax, and have therefore been asked to pay approximately 10 million euros in tax and interest; it should be recalled that similar notices were served in December 2010 concerning property transfers to the same funds in December 2005; the amount claimed totalled approximately 61 million euros.

So far as the notices of demand served in December 2010 are concerned, the companies – also supported by authoritative professional opinions – asserted that they had operated within the full respect of the tax laws and that the claims made by the Agenzia should therefore be considered to be unfounded in law; for this reason they contested the notices, and appealed to the Milan Commissione Tributaria Provinciale (Provincial Tax Commission); this body, at the request of the company, granted a stay of execution of the notices. In addition, the companies have already filed an application for an internal review and suspension with the competent offices of the Agenzia delle Entrate.

Since the two new notices of demand are of the same nature as those served in December 2010 and appealed by the companies, the above evaluation applies to them too; hence the companies have appealed the latest notices served, and asked the Provincial Tax Commission to suspend them. They have also filed an application for an internal review and suspension with the Agenzia delle Entrate.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The Milan Provincial Tax Commission has set a date for a full appeal hearing in October next, in response to an application for postponement filed by the Agenzia delle Entrate in agreement with the companies.

International tax disputes

On March 22, 2011 Tim Celular was served notice of a tax assessment issued by the Federal Tax Authorities of Brazil for a total sum of 1,265 million Reais (approximately 550 million euros), including penalties and interest, as a result of the completion of a tax investigation of financial years 2006, 2007, 2008 and 2009 for the companies Tim Nordeste Telecomunicações S.A. and Tim Nordeste S.A (previously called Maxitel), companies which have been progressively incorporated into Tim Celular with the aim of rationalising the corporate structure in Brazil.

The assessment notice includes various adjustments; the main claims may be summarised as follows: (i) non-recognition of the fiscal effects of the merger of Tim Nordeste Telecomunicações S.A. and Maxitel S.A., (ii) non-recognition of the fiscal deductibility of the write-down of goodwill relating to the purchase of Tele Nordeste Celular Participações S.A. (“TNC”). The adjustments included in the assessment notice were challenged by Tim Celular, before the administrative court, with the submission of an initial defense on April 20, 2011. The Management, as confirmed by two legal opinions, believes it is unlikely that the company could suffer any negative consequences in relation to these matters.

Application for indictment of Telecom Italia S.p.A. for an administrative offence pursuant to Legislative Decree 231/2001.

In December 2008 Telecom Italia received notification of the application for its committal for trial for the administrative offence specified in articles 21 and 25, subsections 2 and 4, of legislative decree 231/2001 in relation to the affairs that have involved some ex-employees and ex-collaborators of the Company charged – among other things – with offences involving corruption of public officials, with the object of acquiring information from confidential files.

Before the preliminary hearing, Telecom Italia submitted a motion for the application of plea bargaining pursuant to article 63 of legislative decree 231/2001, after having made provision, as employer, for financial reparation to be offered to those employees and ex-employees on whom illegal dossiers were compiled and whose names appeared on the request for committal for trial (incurring total costs of 1.8 million euros for this purpose) and after having reached a settlement with the government departments, the only parties taking civil action against the Company, of all claims for compensation related to the facts that are the object of the criminal proceedings (against payment of the sum of 750 thousand euros). In a judgment pronounced on May 28, 2010, the Judge accepted that the fines of 400 thousand euros that the Company had agreed to pay were adequate: after this judgment, Telecom Italia was definitively no longer a defendant in the criminal trial. At the same time, the Judge approved the motion for settlement of the proceedings presented by many other defendants, including ex-employees of the Group.

In a judgment on the same date, the charges of unlawful appropriation of the assets of Telecom Italia and its subsidiary Telecom Italia Latam, which had been admitted to the trial as civil parties precisely in relation to these offences, were declared to be without foundation. Both companies are challenging this judgment, and have appealed to the Supreme Court (Corte di Cassazione). Until the aforementioned judgment that there is no case to answer has been made final, Telecom Italia still benefits from the conservative seizure of the assets of one of the defendants, worth over 15 million euros.

Thus at the end of the preliminary hearing phase, subsidiaries Telecom Italia Latam and Telecom Italia Audit and Compliance Services remained civil parties in the trial for damages deriving from crimes other than unlawful appropriation, while the Company remained part of the criminal proceedings as the entity with civil liability, pursuant to article 2049 of the Italian Civil Code, for the actions of the three ex-employee defendants committed for trial. In this capacity, Telecom Italia has been served with conservative seizure orders for approximately 6 million euros in favour of the civil parties in the proceedings against the ex-employee defendants; all of these orders were, however, subsequently revoked by the Milan Review Court. The revocation

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

orders by the Review Court, which had been appealed by the civil parties before the Supreme Court, were confirmed by the latter in a hearing on May 27, last.

The trial phase of the proceedings opened in September 2010 before Section One of the Milan Court of Assizes. During the first sessions, Telecom Italia filed its application to be a civil party in the proceedings against all the defendants committed for trial, for all the offences of which they are accused, including the crimes of corruption and criminal conspiracy. The Company’s petition to be joined as a civil party was granted by the Court on January 26, 2011. Telecom Italia is also the party with civil liability in relation to the 11 persons charged with criminal conspiracy, corruption and hacking against a total of 32 civil parties.

In the preliminary hearing phase, the Court, in its order of May 18, 2011, granted the Prosecutor’s application for the admission into evidence, as body of proof, of all the dossiers that the judge in the preliminary investigation (GIP) had returned to the Prosecutor’s Office during the hearing for destruction pursuant to article 240 of the Code of Penal Procedure, in which he specified that he could not grant the request for its destruction due to the enduring uncertainty about the actual unlawful provenance of the information it contained.

Lastly, on June 7, 2011 Telecom Italia, as civil party to the criminal proceedings for the crimes of criminal conspiracy, corruption and hacking, filed a new application for the conservative seizure of the assets of one of the co-accused for a sum of 40 million euros to protect its interests. The Court recently granted this application, issuing an order for the conservative seizure of the assets that had previously been the subject to preemptive seizure, to the total value of approximately 15 million euros in favour of Telecom Italia.

In relation to the details of the requests for the company to pay/indemnify third parties, it should be noted that, given the current state of play, and on the basis of the elements available that can be used for estimates, it is deemed possible that the company could lose such proceedings; only in relation to a single case, given the elements available and the progress of the current proceedings, is there any probability that the company could lose, and hence a modest provision has been made in the risk fund.

Antitrust Case A426

On May 13, 2010, following a complaint lodged by Fastweb, AGCM started an investigation into an alleged abuse of dominant position by Telecom Italia. According to Fastweb, Telecom Italia carried out an exclusionary conduct with respect to the public tenders held in 2010 by Consip and Enel for the award of contracts for fixed telephony services and IP connectivity. In particular, according to the complainant, Telecom Italia did not provide its competitors with some pieces of information of technical-economic nature that were allegedly essential for the submission of competitive bids, and provided its retail divisions with network services at more favorable conditions than those applied to all other operators.

Fastweb had previously filed a similar complaint to AgCom which wholly dismissed the case in a note issued on May 26, 2010.

While reiterating that it had always acted in full compliance with applicable regulations, Telecom Italia filed a proposal of undertakings in order to remove all of the concerns set out in the AGCM’s decision to open the investigation. Deeming that such proposal was not manifestly groundless, AGCM published it on its website on July 29, 2011, inviting comments from interested third parties.

Since the procedure to evaluate the undertakings is still underway, it is premature to opine about the outcome of the proceedings.

Antitrust Case A428

On June 23, 2010, prompted by complaints filed by Wind and Fastweb, AGCM started an investigation into two alleged abuses of dominant position by Telecom Italia. Firstly, according to Wind, Telecom Italia carried out a technical boycott strategy vis-à-vis its competitors, hindering or delaying the activation of services by means of unjustified and spurious refusals. Moreover, according to both complainants, Telecom Italia allegedly offered its access services to final customers at economic and technical conditions that could not be matched by its competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

the Country in which disaggregated access services to the local network are available, and hence where other operators can oppose greater competition.

In any case, with reference to one of the complained-of offers (relating to an invitation to tender issued by the Florence municipal authority), on February 1, 2011 AgCom closed its investigation on the economic terms of Telecom Italia’s offer with regards to traffic services, after verifying that it could be matched by its competitors. On April 18, 2011 Fastweb challenged AgCom’s decision before the Administrative Court for Lazio (TAR), alleging that the analysis of replicability conducted by AgCom was incorrect.

Given the stage of the investigation, a proper assessment of the outcome of the procedure would be premature.

Dispute for adjustments on concession charges for the years 1994-1998

Some disputes, in cases brought in previous years by Telecom Italia and Tim, are still pending. These relate to the request by the Ministry of Communications that the Company pay adjustments to the amounts paid in charges for concessions in the years 1994-1998.

Dispute concerning the concession charge for 1998

Telecom Italia has issued proceedings against the Presidenza del Consiglio dei Ministri (the office of the Prime Minister) before the Rome Court for compensation of the damage caused by the Italian State through appeal judgment no. 7506/09 by the Consiglio di Stato (Council of State) that, in the view of the Company, violates the principles of current European community law.

The case was also brought in the light of community jurisprudence that recognises the right to assert the responsibility of the State in relation to violation of rights recognised in community law and injured by a judgment that has become definitive, in respect of which no other remedy may be applied. The aforementioned appeal judgment definitively denied the right of Telecom Italia to restitution of the concession charge for 1998 (totaling 386 million euros for Telecom Italia and 143 million euros for Tim, plus interest), already rejected by the Lazio regional administrative court despite the favourable and binding opinion of the European Court of Justice on February 23, 2008 concerning the conflict between EC Directive 97/13 on general authorisations and individual licences in the telecommunications services industry, and the national regulations that had unduly confirmed, for 1998, the obligation to pay the fee required to telecommunications concession holders, despite the intervening deregulation process. The compensation claimed has been quantified as approximately 529 million euros, plus legal interest and revaluation. The Avvocatura di Stato filed an appearance and submitted a counterclaim for the same sum. In the meantime, on January 15, 2011, Telecom Italia notified the Consiglio di Stato of its appeal for revocation of the judgment of the Consiglio di Stato itself that is the object of the proceedings.

FASTWEB

•

In judgment no. 750/2011, the Milan Appeal Court declared that it was not competent to decide the proceedings brought by Fastweb in October 2007, for the presumed abusive nature of the Telecom Italia winback strategy in the residential and non-residential fixed line telephone service supply markets and in the broadband access retail services, with a request for damages totaling approximately 1,070 million euros, and referred the matter to the Milan Court. The suit was based on the order of October 16, 2006 by the Milan Appeal Court, granting a motion for urgency filed by Fastweb that prevented any further use of allegedly abusive behaviour by Telecom Italia. After the aforementioned decision, Fastweb resubmitted the matter to the Milan Civil Court.

•

In June 2010, at the Milan Court, Fastweb claimed damages of approximately 65 million euros (Fastweb also submitted a subordinate claim, quantifying the damages at 87 million euros) for presumed acts of unfair competition and misleading advertising as part of the “Impresa Semplice” advertising campaign, for the offer of integrated services to small and medium-sized enterprises. The judgment referred to a preceding

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

opinion issued by the Jury of the IAP (Istituto di Autodisciplina Pubblicitaria), the advertising regulatory body, at the behest of Fastweb and other operators, that this advertising campaign was misleading. Telecom Italia, after rectifying some minor points raised by its competitors in these proceedings, entered an appearance contesting the claims of the other party, and submitted a counterclaim.

•

In January 2011, with its appointment of an arbitrator, Fastweb requested compensation for presumed damages totaling 146 million euros suffered after the alleged non-compliance with the provisions contained in the contract for the supply of the “unbundling of the local loop” (ULL). In particular, Fastweb complained that, in the period from July 2008 to June 2010, Telecom Italia had refused, unlawfully, to execute approximately 30,000 requests to migrate customers to the Fastweb network. When the Board of Arbitration is convened, the Company will present its defence, refuting the claims of the other party.

VODAFONE

The case brought by Vodafone before the Milan Court of Appeal in July 2006, for compensation for damages (initially quantified as approximately 525 million euros, and subsequently adjusted to 759 million euros) is still in progress. The case involves a presumed abuse of its dominant position by Telecom Italia, which allegedly exploited its position in the fixed telephony markets to strengthen its position in the closely connected mobile communication services market, which tended to exclude and hence damage its competitor. According to Vodafone, Telecom Italia’s abusive behaviour concerned its domestic and business customers, and is allegedly unlawful as a violation of the law on the protection of personal data.

Telecom Italia filed an appearance, contesting Vodafone’s claims in its contents and on procedural grounds.

H3G

In a writ issued in July 2011, H3G claimed damages of approximately 122 million euros plus interest, alleging presumed discriminatory behaviour and unfair competition by Telecom Italia against H3G in relation to fixed-mobile termination tariffs in the period 2008/2010. Telecom Italia will file an appearance, contesting the claims of the other party.

In addition, the following disputes with H3G are still outstanding:

•

a case brought by Telecom Italia for compensation of 230 million euros for damages related to the termination charges applied to it by H3G that were higher than those applied to other operators in the period between September 2005 and February 2008;

•

a case brought by H3G for compensation for presumed damages consequent on alleged discriminatory behaviour by Telecom Italia in the market for calls from its mobile network to H3G network customers. In particular, according to the complainant, Telecom Italia is accused of applying to its own sales divisions fees lower than those applied to H3G from April 2008. The damages claimed have been quantified as approximately 120 million euros. Telecom Italia has filed an appearance contesting the claims and submitting a counterclaim for 260 million euros;

•

a challenge by Telecom Italia before the Rome Appeal Court of the arbitration awards on the subject of mobile-mobile termination tariffs for the period between September 2005 and December 2007, which ordered Telecom Italia to pay the sum of approximately 87 million euros (of which approximately 58 million euros already declared enforceable);

•

a case started by H3G claiming compensation for presumed damages consequent on the alleged violation of the mobile customer portability procedures. The damages claimed have been quantified as approximately 60 million euros. Telecom Italia has filed an appearance contesting the claims and submitting a counterclaim for 20 million euros;

•

an injunction sought by Telecom Italia to recover approximately 21 million euros for additional costs already paid to H3G for the period from July 2010 to February 2011, after the repricing of the termination tariffs on the H3G mobile network (resolution 667/08/Cons).

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

FEDERAZIONE ANTI PIRATERIA AUDIOVISIVA (FAPAV)

In June 2010, antipiracy group Federazione Anti Pirateria Audiovisiva (FAPAV) issued proceedings against Telecom Italia in the Rome Court for compensation of the presumed damages (quantified at 320 million euros) resulting from its non-prevention of the unlawful downloading of films by customers of the Company accessing certain websites. According to the claimant, Telecom Italia did not adopt the necessary technical and administrative measures to prevent the illegal use of its network. Fapav also asked that the Company provide the Judicial Authorities with information that identifies the customers involved in the alleged unlawful activities.

These proceedings follow a precautionary procedure at the end of which the Rome Court excluded both the liability of Telecom Italia for the information it carries, and the obligation to suspend the internet access service of which Telecom Italia is merely supplier. The Court limited itself to ordering the Company to supply all the information in the Company’s possession on the alleged unlawful activity, apart from information that identifies the subjects involved.

Telecom Italia, which has already complied with the order, entered an appearance in this case, asking that the claims of the other party be rejected in their entirety. The Italian association of authors and publishers, SIAE, joined these proceedings to support FAPAV’s argument.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by Telecom Italia of its dominant position in the premium services market (based on the offer to the public of the services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviours relating to the management of the Company’s financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers for which, for regulatory reasons, Telecom Italia managed the revenues from the end customers on behalf of these OLOs. Telecom Italia filed an appearance, asking that the demand for compensation by rejected in its entirety.

TELEUNIT

With a writ issued in October 2009 before the Milan Appeal Court, Teleunit asked for alleged acts of abuse by Telecom Italia of its dominant position in the premium services market to be investigated. The complainant quantified its damages at a total of approximately 362 million euros.

Telecom Italia filed an appearance, contesting the claims of the other party.

POSTE

There are some pending actions brought by Ing. C. Olivetti & C. S.p.A. (now Telecom Italia) against Poste, the Italian postal service, concerning non-payment by Poste of services rendered under a series of contracts to supply IT goods and services. The judgments issued in the lower court established an outcome that was partially favourable to the ex-Olivetti, and have been appealed by Poste in individual rehearings.

In this respect, while a judgment of the Rome Appeal Court confirmed one of the outstanding payables to Telecom Italia, another judgment of the same Court declared void one of the disputed contracts. After this judgment, Poste issued a writ for the return of approximately 58 million euros, opposed by Telecom Italia, given that the judgment of the Supreme Court considering amendment of the above judgment is still pending.

In its opposition and appeal for suspension of execution, Telecom Italia argued that it had not been ordered to pay specific restitution at that time, and hence there was no valid right to execute the judgment. Accepting this argument, the Rome Court suspended execution.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Germany – AOL arbitration

In November 2008, AOL LLC and AOL Europe Sàrl (“AOL”) notified Telecom Italia Deutschland Holding GmbH (“TIDE”) and Telecom Italia S.p.A. of a request for arbitration before the International Chamber of Commerce in Paris, in relation to the agreement for TIDE’s acquisition of the broadband assets of the AOL Time Warner group, signed in September 2006 and implemented in February 2007. The purpose of the request for arbitration was to obtain:

•

a declaratory ruling that the contracts for the supply of services to a specific category of customers (the so-called Bring-Your-Own-Access or “BYOA”) must not be considered to have been sold to Telecom Italia and TIDE;

•

an order for the defendants to ensure that HanseNet, the German subsidiary of TIDE at that time, returns to AOL the amount allegedly received from the BYOA customers, totaling approximately 2 million euros.

In February 2009, Telecom Italia and TIDE filed their defences and counterclaims, requesting that AOL, after confirmation that the BYOA customers had to be assigned by AOL, should transfer them, if still possible, and in any event pay any amount improperly collected by AOL as revenues from such customers, or compensation for the damages suffered.

The Arbitration Panel issued a partial award in November 2010, in which it declared that it had jurisdiction to decide on the request for arbitration and considered that Telecom Italia and TIDE were not entitled to the transfer of the BYOA customer category, since they did not belong to the access business transferred in 2007.

The Panel reserved its right to issue one or more subsequent awards on the matters still unresolved concerning not only AOL’s request for compensation, but also the counterclaims filed by Telecom Italia and TIDE, granting time to the parties to file their defences on these aspects.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Germany – Telefónica arbitration

On May 4, 2011, Telecom Italia and TIDE were notified of a request for arbitration before the Paris International Chamber of Commerce (ICC) made by Telefonica Germany Customer Services Gmbh (TEFG) – a German company of Telefónica group – to obtain a declaratory relief related to an indemnification obligation of Telecom Italia and TIDE pursuant to the share purchase agreement for the sale of HanseNet signed in December 2009.

On July 4, 2011, Telecom Italia and TIDE filed their defenses, asking that the request for arbitration by TEFG be rejected as groundless.

Greece -DELAN

In 2005, Tim International N.V. (subsequently merged with and into Telecom Italia International N.V. on June 27, 2008) sold its entire shareholding in Tim Hellas through a Stock Purchase Agreement (“SPA”). Pursuant to this contract, Tim International undertook, among other things, to indemnify the purchaser in arbitration proceedings between Tim Hellas and Delan Cellular Services S.A. (“Delan”) that began in 1998.

In July 2006, Tim Hellas (whose name had changed in the meantime to Wind Hellas) informed Tim International about the issuance of an arbitration award in the Delan case that ordered Wind Hellas to compensate Delan for damages for an amount of approximately 52 million euros including interest. The arbitration award was challenged by Wind Hellas and declared null and void by the Athens Court of Appeal and in October 2007 Wind Hellas informed Tim International that the award had been declared null and void.

In March 2008, Wind Hellas informed Tim International that Delan (with the new name of Alpha Digital Television) had challenged the appeal court decision before the Greek Supreme Court, alleging a defect in the notification of the decision.

Tim International, in accordance with the provisions of the SPA, assumed the defence of Wind Hellas in the challenge before the Supreme Court. In September 2008, the Greek Supreme Court rejected the exception raised by Delan and confirmed the nullity of the award.

During 2009, Carothers Ltd., the company acting as successor of Delan, started legal proceedings both precautionary and on the merits against Wind Hellas before the Greek courts, on grounds similar to those raised in the arbitration case. Wind Hellas in turn summoned Telecom Italia International to appear, as guarantor, allegedly on the basis of the indemnification obligations contained in the SPA. The hearing for the pleading of both the case started by Carothers Ltd. against Wind Hellas and that started by Wind Hellas against Telecom Italia International based on the alleged indemnification obligations contained in the Stock Purchase agreement was held on June 1, 2011.

During 2010 Wind Hellas also summoned Telecom Italia International to appear as a third party in another legal case started in 2006 by Wind Hellas against what was at the time Delan (now Carothers), to challenge the validity of the arbitration clause in relation to the Delan arbitration, as well as to verify the absence of liability for the damages of Wind Hellas.

b) Other information

Mobile telephony: investigation of Dealers

The verification and regularization activities with reference to the prepaid SIM cards not correctly associated with a customer identity document, which had been activated in the period 2005-2008, continued. The number of SIM cards that remain to be regularized was approximately 565 thousand at June 30, 2011, a decrease of 22% from the number at the start of the year.

The investigations of the Milan Public Prosecutor into SIM cards with incorrect user registrations, previously examined in the Greenfield Project – the results of which were illustrated in the Annex to the 2010 Corporate Governance and Shareholding Structure report – and the phenomenon noted in the report by Deloitte Financial Advisory Services on irregular postponement of the natural expiry date (13 months after the last topup or other

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

chargeable post-sales action) of approximately 2.5 million prepaid SIM cards, continued. Telecom Italia, leveraging on its previous commitment to the regolarization of the irregular SIM cards, is continuing to provide every assistance to the Judicial Authorities.

c) Commitments and guarantees

Sureties were provided for 20 million euros, net of back-to-back guarantees received. They mainly refer to guarantees by Telecom Italia on behalf of associates (5 million euros) and other medium/long-term financial transactions.

Guarantees provided by third parties for obligations of the Group companies amounting 3,746 million euros refer to sureties both for loans (2,259 million euros) and the performance of contractual obligations (1,487 million euros).

Details of the main sureties, relating to loans EIB, at June 30, 2011 are as follows:

Amounts (1)
Unaudited
(millions of euros)
Issuer
BBVA - Banco Bilbao Vizcaya Argentaria	715
Intesa SanPaolo	471
Sumitomo	109
Bank of Tokyo - Mitsubishi UFJ	254
Banco Santander	86
Barclays Bank	75
CARIGE	92
Natixis	84
Other banks in favor of the EIB	109

(1)	These refer to loans secured from the EIB for the following projects: Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network and Telecom Italia Banda Larga Mezzogiorno.

The guarantee of 46 million euros by BNL/BNP Paribas relates to the loan secured from the EIB for the Telecom Italia Breitband Infrastruktur Deutschland Project. Of this amount, 40 million euros was repaid in advance on June 18, 2010 and will be valid for 13 months after repayment, as established in the contract, in order to protect against any clawback risk.

The guarantee of 163.5 million euros by BBVA relates to the loan secured from the EIB for the Breitband Infrastruktur Deutschland II Project. Of this amount, 142.2 million euros was repaid on September 30, 2010 and will be valid for 13 months after repayment, as established in the contract, in order to protect against any clawback risk.

The guarantees of 149.5 million euros by BBVA and 195.5 million euros by BNL/BNP Paribas relate to the loan secured from the EIB for the Banda Larga Mezzogiorno Project which expired on November 9, 2010 and November 12, 2010, respectively, and were replaced, as was Telecom Italia’s right, with other guaranteeing banks.

There are also sureties connected with the 3G service in Brazil for 91 million euros.

d) Assets pledged to secure financial liabilities

The contracts for low rate loans granted by the Brazilian Development Bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to an operating company of the Tim Brasil group for a total equivalent amount of 879 million euros are guaranteed by a part of that company’s receipts which are pledged on behalf of BNDES. The bank will have access to such receipts only in the event of default by the company, otherwise the funds are automatically transferred to accounts to which the company has full access.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 17—FINANCE INCOME AND FINANCE EXPENSES

Finance income

Finance income decreased 1,779 million euros compared to the first half of 2010 and is composed as follows:

		Six months ended June 30,
		2011	2010
		Unaudited
		(millions of euros)
Interest income and other finance income:
Income from financial receivables, recorded in non—current assets		—	—
Income from securities other than investments, recorded in non—current assets		—	—
Income from securities other than investments, recorded in current assets		29	19
Income other than the above:
- Interest income		95	64
- Foreign exchange gains		545	1,149
- Income from fair value hedge derivatives		174	232
- Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		289	333
- Income from non—hedging derivatives		12	28
- Miscellaneous finance income		19	22

	(A)	1,163	1,847

Positive fair value adjustments to:
Fair value hedge derivatives		93	1,515
Underlying financial assets and liabilities of fair value hedges		398	25
Non—hedging derivatives		31	77

	(B)	522	1,617

Reversal of impairment loss on financial assets other than investments	(C)	—	—

Total	(A+B+C)	1,685	3,464

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Finance expenses

Finance expenses decreased 1,816 million euros compared to the first half of 2010 and are composed as follows:

			Six months ended June 30,
			2011	2010
			Unaudited
			(millions of euros)
Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds			757	854
Interest expenses to banks			105	111
Interest expenses to others			99	103

			961	1,068
Commissions			25	19
Foreign exchange losses			543	1,158
Charges from fair value hedge derivatives			106	103
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)			365	387
Charges from non—hedging derivatives			32	55
Miscellaneous finance expenses			87	99

	(A	)	2,119	2,889

Negative fair value adjustments to:
Fair value hedge derivatives			405	41
Underlying financial assets and liabilities of fair value hedge derivatives			77	1,466
Non—hedging derivatives			45	66

	(B	)	527	1,573

Impairment losses on financial assets other than investments	(C	)	—	—

Total	(A+B+C	)	2,646	4,462

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

For a better understanding of the net effects, a table is presented below:

			Six months ended June 30,
			2011	2010
			Unaudited
			(millions of euros)
NET EXCHANGE GAINS AND LOSSES
Exchange gains			545	1,149
Exchange losses			(543)	(1,158)

Net exchange gains and losses:			2	(9)

NET RESULT FROM DERIVATIVES
Income from fair value hedge derivatives			174	232
Charges from fair value hedge derivatives			(106)	(103)

Net result from fair value hedge derivatives	(A	)	68	129

Positive effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component			289	333
Negative effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component			(365)	(387)

Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component	(B	)	(76)	(54)

Income from non-hedging derivatives			12	28
Charges from non-hedging derivatives			(32)	(55)

Net result from non-hedging derivatives	(C	)	(20)	(27)

Net result from derivatives:	(A+B+C	)	(28)	48

NET FAIR VALUE ADJUSTMENTS TO FAIR VALUE HEDGE DERIVATIVES AND UNDERLYING
Positive fair value adjustments to fair value hedge derivatives			93	1,515
Negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives			(77)	(1,466)

Net fair value adjustments	(D	)	16	49

Positive fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives			398	25
Negative fair value adjustments to fair value hedge derivatives			(405)	(41)

Net fair value adjustments	(E	)	(7)	(16)

Net fair value adjustments to fair value hedge derivatives and underlying:	(D+E	)	9	33

NET FAIR VALUE ADJUSTMENTS TO NON-HEDGING DERIVATIVES
Positive fair value adjustments to non-hedging derivatives	(F	)	31	77

Negative fair value adjustments to non-hedging derivatives	(G	)	(45)	(66)

Net fair value adjustments to non-hedging derivatives:	(F+G	)	(14)	11

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 18—PROFIT (LOSS) FOR THE PERIOD

Profit (loss) for the period decreased 3,037 million euros compared to the first half of 2010 and can be analyzed as follows:

			Six months ended June 30,
			2011	2010
			Unaudited
			(millions of euros)
Attributable to:
Owners of the Parent
Profit (loss) from continuing operations			(2,002)	1,213
Profit (loss) from Discontinued operations/Non-current assets held for sale			(11)	(2)

Profit (loss) for the period attributable to owners of the Parent	(A	)	(2,013)	1,211

Non-controlling interests
Profit (loss) from continuing operations			216	29
Profit (loss) from Discontinued operations/Non-current assets held for sale			—	—

Profit (loss) for the period attributable to Non-controlling interests	(B	)	216	29

Profit (loss) for the period	(A+B	)	(1,797)	1,240

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 19—EARNINGS PER SHARE

For purposes of the calculation of diluted earnings per share, account was only taken of the potential ordinary shares relating to the equity compensation plans of the employees for whom, at June 30, 2011, the market and non-market performance conditions were satisfied. For the first half of 2010, the additional dividends to which the savings shareholders are conventionally entitled (at an unvarying amount of 0.011 euros per share) were allocated entirely to the profit from continuing operations.

		Six months ended June 30, 2011	Six months ended June 30, 2010
Basic and diluted earnings per share
Profit (Loss) for the period attributable to owners of the Parent		(2,013)	1,211
Less: additional dividends for savings shares (0.011 euros per share)		—	(66)

	(millions of euros)	(2,013)	1,145

Average number of ordinary and savings shares	(millions)	19,284	19,245

Basic and diluted earnings per share - ordinary shares		(0.11)	0.06
Plus: additional dividends per savings share		—	0.01

Basic and diluted earnings per share - savings shares	(euros)	(0.11)	0.07

Basic and diluted earnings per share from continuing operations
Profit (loss) from continuing operations		(2,002)	1,213
Less: additional dividends for savings shares		—	(66)

	(millions of euros)	(2,002)	1,147

Average number of ordinary and savings shares	(millions)	19,284	19,245

Basic and diluted earnings per share from continuing operations – ordinary shares		(0.11)	0.06
Plus: additional dividends per savings share		—	0.01

Basic and diluted earnings per share from continuing operations – savings shares	(euros)	(0.11)	0.07

Basic and diluted earnings per share from Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros)	(11)	(2)

Average number of ordinary and savings shares	(millions)	19,284	19,245

Basic and diluted earnings per share from Discontinued operations/ Non-current assets held for sale – ordinary shares	(euros)	—	—

Basic and diluted earnings per share from Discontinued operations/ Non-current assets held for sale – savings shares	(euros)	—	—

		Six months ended June 30, 2011	Six months ended June 30, 2010
Average number of ordinary shares (*)		13,257,839,636	13,218,690,552
Average number of savings shares		6,026,120,661	6,026,120,661

Total		19,283,960,297	19,244,811,213

(*)	The number only takes into account the potential ordinary shares relating to the equity compensation plans of the employees for whom the market and non-market performance conditions were satisfied.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Future potential changes in share capital

The following table shows the future potential changes in share capital on the basis of the options and rights granted under equity compensation plans still outstanding at June 30, 2011:

	Number of maximum shares issuable	Par value (thousands of euros)	Paid-in capital (thousands of euros)	Subscription price per share (euros)
Additional capital increases not yet approved (ordinary shares)
Resolution by the shareholders’ meeting held on April 8, 2009	1,600,000,000	880,000	n.d.	n.d.
Broad-based Employee Share Ownership Plan 2010-2014 (bonus capital increase) (^)	8,915,442	4,903	—	—
“Long Term Incentive Plan 2010-2015” (capital increase in cash) (*)	n.d.	4,322	n.d.	n.d.
“Long Term Incentive Plan 2010-2015” (bonus capital increase) (**)	n.d.	4,322	—	—
“Long Term Incentive Plan 2011” (capital increase in cash for Selected Management) (°)	n.d.	5,000	n.d.	n.d.
“Long Term Incentive Plan 2011” (bonus capital increase for Selected Management) (°°)	n.d.	5,000	—	—
“Long Term Incentive Plan 2011” (bonus capital increase for Top Management) (°°°)	n.d.	5,500	—	—

Total additional capital increases not yet approved (ordinary shares)		909,047

(^)	On July 7, 2011, the board of directors approved a bonus capital increase for the same maximum par value and maximum number of shares. On August 2, 2011, the capital increase was set in motion with the grant of 8,876,296 bonus ordinary shares to those entitled, for a total par value of 4,881,962.80 euros.
(*)	A number of ordinary shares may be issued subscribable for a total maximum equivalent amount (including paid-in capital) originally equal to 5,000,000 euros (at June 30, 2011: 4,321,950 euros), with the subscription price to be determined by the board of directors.
(**)	A number of ordinary shares may be issued for the number needed to grant a bonus share for every share subscribed, up to a maximum amount originally equal to 5,000,000 euros (at June 30, 2011: 4,321,950 euros).
(°)	A number of ordinary shares may be issued subscribable for a total maximum equivalent amount (including paid-in capital) originally equal to 5,000,000 euros, with the subscription price to be determined by the board of directors. On July 7, 2011, at the time of the start of the plan by the board of directors, a total maximum amount was determined equal to 4,894,650 euros.
(°°)	A number of ordinary shares may be issued for the number needed to grant a bonus share for every share subscribed, up to a maximum amount originally equal to 5,000,000 euros. On July 7, 2011, at the time the start of the plan was approved by the board of directors, a total maximum amount was determined equal to 4,894,650 euros.
(°°°)	A number of ordinary shares may be issued as a bonus grant for a maximum amount originally equal to 5,500,000 euros, with the subscription price to be determined by the board of directors. On July 7, 2011, when the start of the plan was approved by the board of directors, a total maximum amount was determined equal to 3,256,200 euros.

With regard to the additional capital increases not yet approved, the following changes are noted during the first half of 2011:

the shareholders’ meeting held on April 12, 2011 granted the directors the right for five years from April 12, 2011 to increase share capital to service the “Long Term Incentive Plan 2011”, approved by the same shareholders’ meeting, as follows:

•

(i) in cash through the issue of new ordinary shares of par value 0.55 euros each, with normal dividend rights, for a maximum amount of 5,000,000 euros, with the exclusion of the pre-emptive right pursuant to art. 2441, paragraph 8, of the Italian Civil Code and art. 134, paragraph 2 of Legislative Decree 58/1998, reserved for a part of the employees (defined as “Selected Management”), beneficiaries of the “Long Term Incentive Plan 2011”, who in due time will be identified by the board of directors of the company, and, therefore, subsequently (ii) for a maximum amount of 5,000,000 euros through the appropriation of a corresponding maximum amount of profits or reserves in accordance with art. 2349 of the Italian Civil Code, with the issue of ordinary shares in the number needed to grant a bonus share for

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

every share subscribed in cash as above, within the dates, according to the conditions and in keeping with the manner provided by the “Long Term Incentive Plan 2011”;

•

for a maximum amount of 5,500,000 euros through the appropriation of a corresponding maximum amount of profits or reserves pursuant to art. 2349 of the Italian Civil Code, with the issue of ordinary shares reserved for a part of the employees (defined as “Top Management”), beneficiaries of the “Long Term Incentive Plan 2011”, who in due time will be identified by the board of directors of the company, within the dates, according to the conditions and in keeping with the manner provided by the “Long Term Incentive Plan 2011”.

As regards the share capital increase in cash, the board of directors shall fix the share issue price (including paid-in capital) in conformity with the provisions of the “Long Term Incentive Plan 2011” and shall also fix the period for its subscription, establishing that, if the approved capital increase is not fully subscribed to within that period, the share capital shall be increased for an amount equal to the subscriptions received up to the end of that period.

On July 7, 2011, the board of directors approved the start of the “Long Term Incentive Plan 2011” and conferred mandates for its implementation, defining the regulation and contractual documentation, identifying the Plan beneficiaries and establishing the total maximum amount of the capital increases for the Selected Management (4,894,650 euros for the capital increase in cash and 4,894,650 euros for the bonus capital increase) and for Top Management (3,256,200 euros for the bonus capital increase).

In reference to the “Broad-based Employee Share Ownership Plan 2010-2014”, on July 7, 2011, the board of directors, by the power granted to it by the special shareholders’ meeting held on April 29, 2010, passed a resolution for a bonus increase in share capital, pursuant to articles 2443 and 2349 of the Italian Civil Code, for a maximum par value of 4,903,493.10 euros with the issue of a maximum 8,915,442 ordinary shares of par value 0.55 euros each, with normal dividend rights, to be granted under the “Broad-based Employee Share Ownership Plan 2010-2014” by the latest date of September 15, 2011.

On August 2, 2011, the capital increase was set in motion with the grant of 8,876,296 bonus ordinary shares to those entitled, for a total par value of 4,881,962.80 euros.

Further details are provided in the Note “Equity compensation plans”.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 20—SEGMENT REPORTING

a) Operating segment reporting

Segment reporting is based on the following operating segments:

•	Domestic;

•	Brazil;

•	Argentina;

•	Media;

•	Olivetti;

•	Other operations.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

SEPARATE CONSOLIDATED INCOME STATEMENTS BY OPERATING SEGMENTS

	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	Six months ended June 30,
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	Unaudited
	(millions of euros)
Third—party revenues	9,314	10,064	3,489	2,865	1,509	—	108	116	123	136	—	42	—	—	14,543	13,223
Intragroup revenues	42	27	10	10	2	—	10	11	38	40	1	1	(103)	(89)	—	—

Revenues by operating segment	9,356	10,091	3,499	2,875	1,511	—	118	127	161	176	1	43	(103)	(89)	14,543	13,223
Other income	85	89	9	7	3	—	4	1	8	11	1	—	(2)	(4)	108	104

Total operating revenues and other income	9,441	10,180	3,508	2,882	1,514	—	122	128	169	187	2	43	(105)	(93)	14,651	13,327

Acquisition of goods and services	(3,312)	(3,586)	(2,150)	(1,576)	(617)	—	(81)	(83)	(166)	(181)	(3)	(30)	97	88	(6,232)	(5,368)
Employee benefits expenses	(1,529)	(1,627)	(161)	(141)	(208)	—	(30)	(30)	(35)	(34)	(2)	(14)	1	1	(1,964)	(1,845)
of which: accruals to employee severance indemnities	21	(23)	—	—	—	—	—	—	—	—	—	—	—	—	21	(23)
Other operating expenses	(341)	(268)	(337)	(290)	(157)	—	(3)	(5)	(3)	(3)	(6)	(3)	3	(1)	(844)	(570)
of which: Writedowns and expenses in connection with credit management and accruals to provisions	(223)	(173)	(77)	(93)	(20)	—	(1)	(4)	(2)	(1)	(5)	(1)	4	(2)	(324)	(274)
Changes in inventories	44	(64)	52	(75)	(26)	—	1	(1)	11	15	—	—	(1)	—	81	(125)
Internally generated assets	244	285	36	23	—	—	—	—	—	—	—	—	5	6	285	314
Depreciation and amortization	(2,046)	(2,157)	(507)	(656)	(260)	—	(29)	(30)	(3)	(3)	—	(10)	2	11	(2,843)	(2,845)
Gains (losses) on disposals of non—current assets	(5)	—	(1)	(2)	2	—	—	—	—	1	—	—	1	(1)	(3)	(2)
Impairment reversals (losses) on non—current assets	(3,182)	(5)	—	—	—	—	—	—	—	—	—	—	—	—	(3,182)	(5)

Operating profit (loss)	(686)	2,758	440	165	248	—	(20)	(21)	(27)	(18)	(9)	(14)	3	11	(51)	2,881

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(1)	(16)	—	—	—	—	—	—	—	—	(11)	55	—	—	(12)	39
Other income (expenses) from investments															15	2

Finance income															1,685	3,464

Finance expenses															(2,646)	(4,462)

Profit (loss) before tax from continuing operations															(1,009)	1,924
Income tax expense															(777)	(682)

Profit (loss) from continuing operations															(1,786)	1,242
Profit (loss) from Discontinued operations /Non—current assets held for sale															(11)	(2)

Profit (loss) for the period															(1,797)	1,240
Attributable to:
Owners of the Parent															(2,013)	1,211
Non-controlling interests															216	29

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

REVENUES BY OPERATING SEGMENT

	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	Six months ended June 30,
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	Unaudited
	(millions of euros)
Revenues from equipment sales – third party	364	373	348	138	127	—	—	—	123	136	—	—	—	—	962	647
Revenues from equipment sales – intragroup	—	1	—	—	—	—	—	—	19	22	—	—	(19)	(23)	—	—

Total revenues from equipment sales	364	374	348	138	127	—	—	—	142	158	—	—	(19)	(23)	962	647
Revenues from services – third party	8,947	9,691	3,141	2,727	1,382	—	108	116	—	—	—	42	—	—	13,578	12,576
Revenues from services – intragroup	42	26	10	10	2	—	10	11	19	18	1	1	(84)	(66)	—	—

Total revenues from services	8,989	9,717	3,151	2,737	1,384	—	118	127	19	18	1	43	(84)	(66)	13,578	12,576
Revenues on construction contracts – third party	3	—	—	—	—	—	—	—	—	—	—	—	—	—	3	—

Total revenues on construction contracts	3	—	—	—	—	—	—	—	—	—	—	—	—	—	3	—
Total third party revenues	9,314	10,064	3,489	2,865	1,509	—	108	116	123	136	—	42	—	—	14,543	13,223
Total intragroup revenues	42	27	10	10	2	—	10	11	38	40	1	1	(103)	(89)	—	—

Total revenues by operating segment	9,356	10,091	3,499	2,875	1,511	—	118	127	161	176	1	43	(103)	(89)	14,543	13,223

CAPITAL EXPENDITURES BY OPERATING SEGMENTS

	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	Six months ended June 30,
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	Unaudited
	(millions of euros)
Purchase of intangible assets	546	619	226	261	57	—	23	15	1	1	—	—	—	—	853	896
Purchase of tangible assets	812	868	218	246	148	—	3	6	2	2	1	3	—	—	1,184	1,125

Total capital expenditures	1,358	1,487	444	507	205	—	26	21	3	3	1	3	—	—	2,037	2,021

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

EMPLOYEES BY OPERATING SEGMENT

	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Consolidated Total
	As of June 30, 2011	As of December 31, 2010	As of June 30, 2011	As of December 31, 2010	As of June 30, 2011	As of December 31, 2010	As of June 30, 2011	As of December 31, 2010	As of June 30, 2011	As of December 31, 2010	As of June 30, 2011	As of December 31, 2010	As of June 30, 2011	As of December 31, 2010
	Unaudited		Unaudited		Unaudited		Unaudited		Unaudited		Unaudited		Unaudited
(number of employees)
Employees	56,309	56,530	10,007	10,114	16,090	15,650	803	777	1,088	1,090	38	39	84,335	84,200

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

ASSETS AND LIABILITIES BY OPERATING SEGMENT

	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total
	As of June 30, 2011	As of December 31, 2010	As of June 30, 2011	As of December 31, 2010	As of June 30, 2011	As of December 31, 2010	As of June 30, 2011	As of December 31, 2010	As of June 30, 2011	As of December 31, 2010	As of June 30, 2011	As of December 31, 2010	As of June 30, 2011	As of December 31, 2010	As of June 30, 2011	As of December 31, 2010
	Unaudited		Unaudited		Unaudited		Unaudited		Unaudited		Unaudited		Unaudited		Unaudited
	(millions of euros)
Non-current operating assets	54,683	58,532	6,245	6,296	3,553	4,017	456	459	15	14	88	40	(48)	(60)	64,992	69,298
Current operating assets	5,943	5,572	2,063	1,714	614	615	124	121	240	238	55	10	(105)	(119)	8,934	8,151

Total operating assets	60,626	64,104	8,308	8,010	4,167	4,632	580	580	255	252	143	50	(153)	(179)	73,926	77,449
Investments accounted for using the equity method	26	28	—	—	—	—	—	—	—	—	47	57	—	—	73	85
Discontinued operations/ Non— current assets held for sale																389
Unallocated assets															8,306	11,208

Total assets															82,305	89,131

Total operating liabilities	10,025	10,347	2,007	2,263	1,016	1,075	162	185	193	205	31	32	(156)	(186)	13,278	13,921
Liabilities directly associated with Discontinued operations/ Non— current assets held for sale															—	—
Unallocated liabilities															39,673	42,600
Equity															29,354	32,610

Total equity and liabilities															82,305	89,131

b) Reporting by geographical area

		Revenues				Non-current operating assets
		Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations
		Six months ended June 30,		Six months ended June 30,		As of June 30,	As of December 31,
		2011	2010	2011	2010	2011	2010
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		(millions of euros)
Italy	(A)	9,411	10,154	8,804	9,429	54,779	58,596
Outside Italy	(B)	5,132	3,069	5,739	3,794	10,213	10,702

Total	(A+B)	14,543	13,223	14,543	13,223	64,992	69,298

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 21—RELATED PARTY TRANSACTIONS

Transactions with related parties, when not dictated by specific laws, are in any case conducted at arm’s length.

The following tables present the balances relating to transactions with related parties and the incidence of those amounts on the separate consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows.

The effects on the individual line items of the separate consolidated income statements for the first six months of 2011 and 2010 are as follows:

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Separate consolidated income statement line items

Six months ended June 30, 2011

		Related parties
	Total	Associates and joint—ventures	Companies controlled by associates and joint—ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transaction of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item
	Unaudited
	(millions of euros)
Revenues	14,543	43	1	486	—	—	530	—	530	3.6
Other income	108	—	—	—	—	—	—	—	—
Acquisition of goods and services	6,232	11	23	322	—	—	356	—	356	5.7
Employees benefits expenses	1,964	—	—	2	46	7	55	—	55	2.8
Finance income	1,685	—	—	40	—	—	40	—	40	2.4
Finance expenses	2,646	12	—	48	—	—	60	—	60	2.3

(*)	Other related parties through directors, statutory auditors and key managers.

Separate consolidated income statement line items

Six months ended June 30, 2010

		Related parties
	Total	Associates and joint—ventures	Companies controlled by associates and joint—ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transaction of Discontinued Operations	Total related parties net of Disc.Op	% incidence on financial statement line item
	Unaudited
	(millions of euros)
Revenues	13,223	62	14	403	—	—	479	—	479	3.6
Other income	104	1	—	3	—	—	4	—	4	3.8
Acquisition of goods and services	5,368	41	3	232	—	—	276	—	276	5.1
Employees benefits expenses	1,845	—	—	2	47	4	53	—	53	2.9
Finance income	3,464	—	—	184	—	—	184	—	184	5.3
Finance expenses	4,462	15	—	20	—	—	35	—	35	0.8

(*)	Other related parties through directors, statutory auditors and key managers.

The effects on the individual line items of the consolidated statements of financial position at June 30, 2011 and at December 31, 2010 are as follows:

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Consolidated Statement of financial position line items

At June 30, 2011

		Related parties
	Total	Associates and joint—ventures	Companies controlled by associates and joint—ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transaction of Discontinued Operations	Total related parties net of Disc.Op	% incidence on financial statement line item
	Unaudited
	(millions of euros)
Securities, financial receivables and other non-current financial assets	1,542	—	—	97	—	—	97	—	97	6.3
Securities other than investments (Current assets)	1,301	—	—	11	—	—	11	—	11	0.8
Financial receivables and other current financial assets	386	—	—	14	—	—	14	—	14	3.6
Cash and cash equivalents	3,760	—	—	95	—	—	95	—	95	2.5
Non-current financial liabilities	33,086	182	—	237	—	—	419	—	419	1.3
Current financial liabilities	5,408	134	—	49	—	—	183	—	183	3.4
Miscellaneous receivables and other non-current assets	1,131	15	—	—	—	—	15	—	15	1.3
Trade and miscellaneous receivables and other current assets	8,474	27	1	250	—	—	278	—	278	3.3
Miscellaneous payables and other non-current liabilities	1,059	—	—	3	—	—	3	—	3	0.3
Trade and miscellaneous payables and other current liabilities	10,409	11	42	170	30	—	253	—	253	2.4

(*)	Other related parties through directors, statutory auditors and key managers.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Consolidated Statement of financial position line items

At December 31, 2010

		Related parties
	Total	Associates and joint—ventures	Companies controlled by associates and joint—ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transaction of Discontinued Operations	Total related parties net of Disc.Op	% incidence on financial statement line item
	(millions of euros)
Securities, financial receivables and other non-current financial assets	1,863	—	—	109	—	—	109	—	109	5.9
Securities other than investments (Current assets)	1,316	—	—	14	—	—	14	—	14	1.1
Financial receivables and other current financial assets	438	—	—	23	—	—	23	—	23	5.3
Cash and cash equivalents	5,526	—	—	113	—	—	113	—	113	2.0
Non-current financial liabilities	34,348	193	—	238	—	—	431	—	431	1.3
Current financial liabilities	6,882	118	—	128	—	—	246	—	246	3.6
Miscellaneous receivables and other non-current assets	934	15	—	—	—	—	15	—	15	1.6
Trade and miscellaneous receivables and other current assets	7,790	65	1	204	—	—	270	—	270	3.5
Miscellaneous payables and other non-current liabilities	1,086	—	—	4	—	—	4	—	4	0.4
Trade and miscellaneous payables and other current liabilities	10,954	18	39	236	32	—	325	—	325	3.0

(*)	Other related parties through directors, statutory auditors and key managers.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The effects on the individual line items of the consolidated statements of cash flows for the first six months of 2011 and 2010 are as follows:

Consolidated Statement of Cash flows line items

Six months ended June 30, 2011

		Related parties
	Total	Associates and joint—ventures	Companies controlled by associates and joint—ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transaction of Discontinued Operations	Total related parties net of Disc.Op	% incidence on financial statement line item
	Unaudited
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	2,037	1	89	—	—	—	90	—	90	4.4
Dividends Paid	1,325	—	—	191	1	—	192	—	192	14.5

(*)	Other related parties through directors, statutory auditors and key managers.

Consolidated Statement of Cash flows line items

Six months ended June 30, 2010

		Related parties
	Total	Associates and joint—ventures	Companies controlled by associates and joint—ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transaction of Discontinued Operations	Total related parties net of Disc.Op	% incidence on financial statement line item
	Unaudited
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	2,021	1	—	—	—	—	1	—	1	0.0
Dividend Paid	1,060	—	—	161	—	—	161	—	161	15.2

(*)	Other related parties through directors, statutory auditors and key managers.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Transactions with associates and joint ventures

The most significant amounts are summarized as follows:

	As of June 30, 2011	As of June 30, 2010	Type of contract
	Unaudited
	(millions of euros)
Separate consolidated income statement line items
Revenues
• ETECSA	—	3	International telecommunications services, roaming and technical assistance
• LI.SIT. S.p.A.	—	3	Lombardy Region social health system information networking and telephone services
• Nordcom S.p.A.	—	1	Telephone, data network connections and applications software and call center services
• Telbios S.p.A.	—	2	Supply of telephone services, ADSL, sale of equipment and property leases
• Teleleasing S.p.A.	42	52	Sale of equipment as per the 2000 collaboration agreement
• Other minor companies	1	1

Total revenues	43	62

Other income	—	1	Recovery of costs of personnel on secondment and recovery of costs for services rendered

Acquisition of goods and services
• ETECSA	5	31	International telecommunications services and roaming
• Nordcom S.p.A.	1	1	Purchase and development of computer solutions, supply of rented equipment and computer services, professional assistance services and applications maintenance services, supply and operation of customized offerings
• Telbios S.p.A.	—	2	Supply of audio/visual products and hardware systems and software services for remote medicine offerings and call center services
• Teleleasing S.p.A.	2	2	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement
• Tiglio I S.r.l.	—	2	Property leases
• TM News S.p.A.	2	2	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information (news, APCOM News data flow)
• Other minor companies	1	1

Total acquisition of goods and services	11	41

Finance expenses	12	15	Interest expenses for finance leases of equipment and finance leases with Teleleasing S.p.A.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

	As of June 30, 2011	As of December 31, 2010	Type of contract
	Unaudited
	(millions of euros)
Consolidated statement of financial position line items
Non-current financial liabilities
• Teleleasing S.p.A.	181	192	Finance lease of equipment and finance leases
• Tiglio I S.r.l.	1	1	Sale and leaseback transactions

Total non-current financial liabilities	182	193

Current financial liabilities	134	118	Interest expenses for finance leases of equipment and finance leases with Teleleasing S.p.A.

Other Statement of financial position line items
Miscellaneous receivables and other non-current assets	15	15	Miscellaneous receivables net of provision for bad debts

Trade and miscellaneous payables and other current liabilities
• ETECSA	—	29	International telecommunications services, roaming and dividends collectible
• Nordcom S.p.A.	—	1	Supply of data network connections and applications software
• Teleleasing S.p.A.	25	33	Sale of equipment as per the 2000 collaboration agreement
• TM News S.p.A.	1	1	Property leases and telecommunications services
• Other minor companies	1	1

Total trade and miscellaneous receivables and other current assets	27	65

Trade and miscellaneous payables and other current liabilities
• ETECSA	—	2	Telecommunications services and roaming
• Movenda S.p.A.	1	1	Development of computer solutions and applications software for SIM card laboratories and mobile handsets and professional services
• Nord.Com S.p.A.	1	1	Purchase and development of computer solutions
• Teleleasing S.p.A.	6	11	Purchase of goods sold under leasing arrangements with Telecom Italia customers as the 2000 collaboration agreement
• TM News S.p.A.	2	1	Press agency services and supply of information content
• Tiglio I S.r.l.	1	2	Property leases

Total trade and miscellaneous payables and other current liabilities	11	18

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

	As of June 30, 2011	As of June 30, 2010	Type of contract
	Unaudited
	(millions of euros)
Consolidated statement of cash flows line items
Purchase of intangible and tangible assets on an accrual basis	1	1	Acquisition from other minor companies

Transactions with companies controlled by associates and joint ventures

Following the September 23, 2010 subscription to Italtel Group S.p.A.’s capital increase, the stake held in that company by the Telecom Italia Group, through ordinary and preferred shares, rose from 19.37% to 34.68%, with a concomitant modification of governance. Consequently, from that date, the company is considered an associate and the companies controlled by Italtel Group S.p.A. are considered related parties of the Telecom Italia Group.

On October 13, 2010, the Sofora group entered the scope of consolidation after the stake held in the share capital of Sofora Telecomunicaciones S.A., the holding company of the Telecom Argentina group, was increased from 50% to 58%. Up to that date, Sofora Telecomunicaciones S.A.had been an associate and therefore a related party; the companies controlled by Sofora Telecomunicaciones S.A. had been related parties in that they had been subsidiaries of associates.

The most significant amounts are summarized as follows:

	As of June 30, 2011	As of June 30, 2010	Type of contract
	Unaudited
	(millions of euros)
Separate consolidated income statement line items
Revenues
• Italtel group	1	—	Supply of telephone and data transmission services, contact center and sale of LAN and MAN networks
• Sofora group - Telecom Argentina group	—	14	International telecommunications services and roaming; data and voice services, supply of “IRU” transmission capacity; supply of advanced platforms and technical assistance provided by Telecom Italia for the development of broadband and the study of Value-Added Services for the Telecom Argentina group

Total revenues	1	14

Acquisition of goods and services
• Italtel group	23	—	Hardware revision services, software development, maintenance and assistance contracts, platform updates, supply and management of customized offerings and supply and maintenance of switching equipment
• Sofora group – Telecom Argentina group	—	3	International telecommunications services and roaming

Total Acquisition of goods and services	23	3

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

	As of June 30, 2011	As of December 31, 2010	Type of contract
	Unaudited
	(millions of euros)
Consolidated statement of financial position line items
Trade and miscellaneous receivables and other current assets	1	1	Supply contracts related to CAPEX and OPEX to Italtel Group

Trade and miscellaneous payables and other current liabilities	42	39	Hardware revision services, software development and maintenance and assistance contracts to Italtel Group

	As of June 30, 2011	As of June 30, 2010	Type of contract
	Unaudited
	(millions of euros)
Consolidated statement of cash flows line items
Purchase of intangible and tangible assets on an accrual basis	89	—	Telecommunications devices from Italtel Group

At June 30, 2011, the Telecom Italia Group has provided guarantees on behalf of associates for a total of 5 million euros on behalf of Aree Urbane S.r.l.. At December 31, 2010, guarantees had been provided for a total of 16 million euros: on behalf of: Aree Urbane S.r.l. 5 million euros, EtecSA (Cuba) 3 million euros, TM News S.p.A. 2 million euros and Italtel Group 6 million euros and weak comfort letters had been issued for a total of 32 million euros on behalf of EtecSA (Cuba) on vendor loans.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Transactions with other related parties (through directors, statutory auditors and key managers)

The most significant amounts are summarized as follows:

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

	As of June 30, 2011	As of June 30, 2010	Type of contract
	Unaudited
	(millions of euros)
Separate consolidated income statement line items
Revenues
• ATM group	1	1	Supply of customized services and business data network
• Generali group	38	29	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications equipment and services for foreign holdings
• Intesa SanPaolo group	36	48	Telephone, data and international network services, ICT services, LAN network management and applications platform
• Mediobanca group	3	3	Telephone and MPLS data network services and marketing of data and VoIP devices
• Telefónica group	408	322	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software

Total revenues	486	403

Other income	—	3	Damage compensation from the Generali group

Acquisition of goods and services
• Generali group	15	13	Insurance premiums and property leases
• Intesa SanPaolo group	7	7	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
• Mediobanca group	1	1	Credit recovery activities
• Telefónica Group	298	211	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling
• Other minor companies	1	—

Total acquisition of goods and services	322	232

Employee benefits expenses	2	2	Non-obligatory employee insurance taken out with the Generali group

Finance income
• Intesa SanPaolo group	28	162	Bank accounts, deposits and hedging derivatives
• Mediobanca group	12	22	Bank accounts, deposits and hedging derivatives

Total Finance Income	40	184

Finance expenses
• Intesa SanPaolo group	35	10	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts
• Mediobanca group	13	10	Term Loan Facility and Revolving Credit Facility and hedging derivatives

Total Finance expenses	48	20

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

	As of June 30, 2011	As of December 31, 2010	Type of contract
	Unaudited
	(millions of euros)
Consolidated statement of financial position line items
Securities, financial receivables and other non-current financial assets
• Intesa SanPaolo group	81	81	Hedging derivatives
• Mediobanca group	16	28	Hedging derivatives

Total Securities, financial receivables and other non-current financial assets	97	109

Securities other than investments (current assets)
• Generali group	1	2	Bonds
• Intesa SanPaolo group	5	7	Bonds
• Mediobanca group	5	5	Bonds

Total Securities other than investments (current assets)	11	14

Financial receivables and other current financial assets
• Intesa SanPaolo group	9	10	Hedging derivatives
• Mediobanca group	5	13	Hedging derivatives

Total Financial receivables and other current financial assets	14	23

Cash and cash equivalent	95	113	Bank accounts and deposits with Intesa Sanpaolo group

Non-current financial liabilities
• Intesa SanPaolo group	175	176	Revolving Credit Facility, hedging derivatives, loans and finance lease liabilities
• Mediobanca group	62	62	Revolving Credit Facility and hedging derivatives

Total non-current financial liabilities	237	238

Current financial liabilities
• Intesa SanPaolo group	48	127	Bank accounts, hedging derivatives, finance lease liabilities and other financial payables
• Mediobanca group	1	1	Hedging derivatives

Total current financial liabilities	49	128

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
• ATM group	—	1	Supply of customized services and business data network
• China Unicom group	1	1	Supply of international telecommunications services and roaming
• Generali group	33	26	Supply of telephone and data transmission services, peripheral data networks, connections, storage, applications services and supply of telecommunications equipment and services for foreign holdings
• Intesa SanPaolo group	134	89	Supply of telephone and data and international network services, ICT services, LAN network management and applications platform
• Telefónica group	81	86	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
• Other minor companies	1	1

Total trade and miscellaneous receivables and other current assets	250	204

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

	As of June 30, 2011	As of December 31, 2010	Type of contract
	Unaudited
	(millions of euros)
Miscellaneous payables and other non-current liabilities	3	4	Deferred income relating to the supply of “IRU” transmission capacity to the Telefónica group

Trade and miscellaneous payables and other current liabilities
• A1 Investments group	1	1	Acquisition of “FISM rights”
• China Unicom group	1	1	International telecommunications services and roaming
• Generali group	4	—	Deferred income relating to outsourcing of data networks and central and peripheral telephony systems
• Intesa SanPaolo group	89	159	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
• Mediobanca group	2	1	Credit recovery activities and factoring commissions
• Telefónica group	72	73	Interconnection services, roaming, site sharing, co-billing agreements, broadband line sharing and unbundling
• Other minor companies	1	1

Total trade and miscellaneous payables and other current liabilities	170	236

	As of June 30, 2011	As of June 30, 2010	Type of contract
	Unaudited
	(millions of euros)
Consolidated statement of Cash flows line items
Dividends Paid
• Telco	174	150	Dividends paid
• Other minor companies	17	11	Dividends paid

Total dividends Paid	191	161

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

TRANSACTIONS WITH PENSION FUNDS

The most significant amounts are summarized as follows:

	As of June 30, 2011	As of June 30, 2010	Type of contract
	Unaudited (millions of euros)
Separate consolidated income statement line items
Employee benefits expenses			Contributions to pension funds
• Fontedir	6	7
• Telemaco	36	37
• Other Italian and foreign pension funds	4	3

Total employee benefits expenses	46	47

	As of June 30, 2011	As of December 31, 2010	Type of contract
	Unaudited
	(millions of euros)
Consolidated statement of financial position line items
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds
• Fontedir	4	5
• Telemaco	24	25
• Other Italian and foreign pension funds	2	2

Total trade and miscellaneous payables and other current liabilities	30	32

Remuneration to key managers

In the first half of 2011, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounts to 7.2 million euros (4.3 million euros in the first half of 2010), analyzed as follows:

	Six months ended June 30,
	2011	2010
	Unaudited
	(millions of euros)
Short-term remuneration	6.2	3.7
Long-term remuneration	0.4	—
Share-based payments (*)	0.6	0.6

	7.2	4.3

(*)	These refer to the fair value of the rights, accrued to June 30, under Telecom Italia S.p.A.’s share-based incentive plans (PSG, TOP 2008 and LTI 2011).

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

In the first half of 2011, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group on behalf of key managers amount to 175,000 euros (168,000 euros in the first half of 2010).

At June 30, 2011, key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia Group, including directors, are the following:

Directors:
Gabriele Galateri di Genola	Chairman of Telecom Italia S.p.A. (1)
Franco Bernabè	Chief Executive Officer of Telecom Italia S.p.A. (1) Executive Chairman and Chief Executive Officer of Telecom Italia S.p.A. (2)
Marco Patuano	Domestic Chief Executive Officer and Chief Operating Officer of Telecom Italia S.p.A. (2)
Managers:
Franco Bertone	Dirección General Ejecutiva (CEO) Telecom Argentina
Oscar Cicchetti (3)	Head of Technology & Operations
Stefano Ciurli	Head of Supply Chain & Real Estate
Antonino Cusimano	Head of Corporate Legal Affairs
Luca Luciani	Director Chairman of Tim Brasil
Andrea Mangoni	Head of Administration, Finance and Control & International Development
Antonio Migliardi	Head of Human Resources and Organization
Giuseppe Roberto Opilio (4)	Head of Technology

(1)	To April 12, 2011.
(2)	From April 13, 2011.
(3)	To April 14, 2011.
(4)	From April 15, 2011.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 22—EQUITY COMPENSATION PLANS

Equity compensation plans in effect at June 30, 2011 and at December 31, 2010 give the right to the subscription or to the grant of Telecom Italia ordinary shares depending on the period of each beneficiary’s participation in the plan and, in some cases, the extent to which the pre-set performance targets have been met.

These plans are used by Telecom Italia for retention purposes and as a long-term incentive for the managers and employees of the Group.

For the plans outstanding at June 30, 2011 and in place at December 31, 2010, reference should be made to the Telecom Italia Group consolidated financial statements at that date.

However, it should be noted that these plans do not have any significant effect on the economic result or on the financial position or on cash flows at June 30, 2011.

Description of Telecom Italia S.p.A. stock option plans

•	Top 2008 Plan

On April 15, 2011, the 8,550,000 options, already outstanding at December 31, 2010, became exercisable, in a ratio of 1 Telecom Italia ordinary share for each option, at the price of 1.95 euros per option. From April 15, to June 30, 2011, no options were exercised and the situation is therefore unchanged compared to December 31, 2010.

Description of other Telecom Italia S.p.A. equity compensation plans

•	Performance Share Granting Plan 2008 – 2011

Since the performance targets were not met, all the rights were forfeited and the plan expired on June 30, 2011.

•	Broad-based Employee Share Ownership Plan

The Broad-based Employee Share Ownership Plan consists of a subscription offering for Telecom Italia ordinary shares at a discount off the market price, reserved for employees of Telecom Italia or companies controlled by Telecom Italia with registered offices in Italy. A further grant of ordinary shares shall be made, in a ratio of one bonus share for every three subscribed shares, subject to retaining the subscribed shares and maintaining an employment relationship with companies of the Telecom Italia Group for one year from the subscription date.

On August 2, 2011, the capital increase was set in motion with the grant of 8,876,296 bonus ordinary shares to those entitled, for a total par value of 4,881,962.80 euros.

•	Long Term Incentive Plan 2010-2015 (LTI Plan 2010-2015)

The Long Term Incentive Plan 2010-2015 (LTI Plan 2010-2015) grants, to a selected number of Group management who are not already beneficiaries of other long-term incentive plans, a cash bonus based on three-year performance measured against pre-set targets, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price. By retaining these shares and maintaining an employment relationship with companies of the Group for the next two years, the employees shall be granted a bonus ordinary share for each share subscribed.

At June 30, 2011, the total maximum bonus that may be granted to the beneficiaries is 8,643,900 euros; the maximum amount of the investment at market price, and the relative capital increase in cash, is therefore equal to 4,321,950 euros and the bonus share grant and the relative bonus increase in capital is the same amount.

•	Long Term Incentive Plan 2011 (LTI Plan 2011)

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The new plan, approved by the shareholders’ meeting on April 12, 2011, replicates the basic rationale of the LTI 2010-2015 Plan. It covers Executive Management, Top Management and a selected number of management. The plan is formulated according to a rolling perspective so that, normally, each year a new incentive cycle comes into effect, factored over the time frame of the company’s strategic planning.

The objective of the plan is to reinforce the connection between management’s compensation and, on one hand, the company performance defined in the business plan 2011-2013 (absolute performance: 35% weighted), and on the other hand, the growth of value relative to a group of peers (relative performance: 65% weighted).

The plan calls for granting:

•

to Selected Management, a cash bonus, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price and the grant of bonus Matching Shares when specific conditions are met two years after subscription;

•	to Top Management, a 50% bonus in cash and 50% for rights to a bonus grant of Telecom Italia ordinary shares after two years;

•	to Executive Management, a bonus in cash and an equivalent number of Telecom Italia ordinary shares determined when the person is included in the Executive Management group of the Plan.

On July 7, 2011, the board of directors approved the start of the Plan. Besides the Executive Chairman and the Domestic Chief Executive Officer, the Plan covers 17 Top Managers and 128 Selected Management. The estimated maximum incentive is equal to:

•

9,789,300 euros for Selected Management, corresponding to a maximum number of 8,899,364 shares subscribable at market price (in the event of the determination of the estimated minimum price, equal to the par value of the share);

•	6,512,400 euros for Top Management, corresponding to a maximum number of 5,920,363 shares (in the event of the determination of the estimated minimum price, equal to the par value of the share);

•	5,400,000 euros for Executive Management, corresponding to a maximum number of 5,795,234 shares (in the event of the determination of the estimated minimum price, equal to the par value of the share).

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 23—OTHER INFORMATION

a)	Exchange rates used to translate foreign currency financial statements (*)

	Period—end exchange rates (statements of financial position)		Average exchange rates for the Period (income statement and statements of cash flows)
(Local Currency against 1 euro)	At June 30, 2011	At December 31, 2010	As of June 30, 2011	As of June 30, 2010
Europe
BGN Bulgarian Lev	1.95580	1.95580	1.95580	1.95580
CZK Czech Koruna	24.34500	25.06100	24.34950	25.73356
HUF Hungarian Forint	266.11000	277.9500	269.44953	271.68738
CHF Swiss Franc	1.20710	1.25040	1.26943	1.43591
TRY Turkish Lira	2.35000	2.06940	2.20814	2.02163
GBP Pound Sterling	0.90255	0.86075	0.86818	0.87000
RON Romanian Leu	4.24350	4.26200	4.17980	4.14944
North America
USD U.S. Dollar	1.44530	1.33620	1.40325	1.32683
Latin America
VEF Venezuelan Bolivar	3.75308	3.46978	3.64366	3.41576
BOB Bolivian Boliviano	10.13160	9.36676	9.83578	9.31804
PEN Peruvian Nuevo Sol	3.97963	3.75086	3.90360	3.77559
ARS Argentinean Peso	5.93151	5.30994	5.67941	5.13422
CLP Chilean Peso	677.86400	625.27500	667.10592	695.91634
COP Colombian Peso	2,571.82000	2,571.3800	2,577.86362	2,584.85543
MXN Mexican Peso	16.97650	16.54750	16.68623	16.81108
BRL Brazilian Real	2.25626	2.22638	2.28778	2.38434
PYG Paraguayan guarani	5,742.18000	6,090.40000	5,964.67236	6,240.39135
UYU Uruguayan peso	26.61090	26.86160	27.10947	26.09315
Other countries
ILS Israeli Shekel	4.94390	4.73775	4.93694	4.98714

(*)	Source: data processed by the European Central Bank, Reuters and major Central Banks.

b) Research and development

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

	As of June 30,
	2011	2010
	Unaudited
	(millions of euros)
Research and development costs expensed during the period	34	22
Development costs capitalized	224	328

Total research and development costs (expensed and capitalized)	258	350

Moreover, in the separate consolidated income statement for the first half of 2011 amortization charges are recorded for development costs, capitalized during the period and in prior periods, for an amount of 391 million euros.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 24—EVENTS SUBSEQUENT TO JUNE 30, 2011

•	4GH

On July 27, 2011, after having received the Antitrust’s approval, Telecom Italia finalized the acquisition of a 71% stake in the company 4G Holding S.p.A., with an outlay of about 8.4 million euros. The transaction was carried out through the wholly-owned subsidiary TLC Commercial Services S.r.l.

The acquisition of 4GH, with its roughly 200 points of sale located in the most important shopping centers in Italy, will make it possible for Telecom Italia to build up its positioning in the retail distribution market specialized in the sale of telephony equipment, extending its reach throughout the territory.

•	Aes Atimus

On July 8, 2011, Telecom Italia Group announced that it had signed an agreement for the acquisition of the AES Atimus group from Companhia Brasiliana de Energia. AES Atimus is an operator in the telecommunications infrastructure sector in the states of São Paulo and Rio de Janeiro, the most densely populated and wealthiest areas of the South American nation, which produce 27% of Brazilian GDP. Specifically, AES Atimus is the owner of a fiber optic network extending over 5,500 kilometers covering the 21 cities forming the metropolitan areas of São Paulo and Rio de Janeiro. With sales in 2010 of 211 million reais, the AES Atimus group represents a vital asset in enabling the Tim Brasil group to reinforce its competitive position. The transaction has an enterprise value of 1.6 billion reais, equal to about 700 million euros. The closing is expected to take place by the fourth quarter of 2011, once the necessary approvals are obtained from the company and the competent authorities.

•	Auction of frequencies

Telecom Italia was admitted by the Ministry for Economic Development to the bidding for the use of the 800, 1800, 2000, 2600 Mhz frequencies. By August 29, 2011, the companies must have presented their economic bids which will be opened at a public meeting scheduled for August 30, 2011.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 25—LIST OF COMPANIES OF THE TELECOM ITALIA GROUP

The list is divided by type of investment, consolidation method and operating segment.

The following is indicated for each company: name, head office, country and share capital in the original currency, in addition to the percentage holding of share capital, the percentage of voting rights in the ordinary shareholders’ meeting if different than the percentage holding of share capital, and which companies hold the investment.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Telecom Italia Group

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
PARENT COMPANY
TELECOM ITALIA S.p.A.	MILAN (ITALY)	EUR	10,688,746,056

Subsidiaries consolidated line-by-line

DOMESTIC BUSINESS UNIT
FLAGSHIP STORE BOLOGNA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	BOLOGNA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE BOLZANO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	BOLZANO (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE CATANIA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	CATANIA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE FIRENZE 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	FLORENCE (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE MILANO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	MILAN (ITALY)	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE MILANO 2 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	MILAN (ITALY)	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE MODENA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	MODENA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIPSTORE ROMA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	ROME (ITALY)	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIPSTORE ROMA 2 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	ROME (ITALY)	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIPSTORE SANREMO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	SANREMO (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIPSTORE TARANTO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	TARANTO (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIPSTORE TORINO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	TURIN (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIPSTORE VERONA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	VERONA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIPSTORE VICENZA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	VICENZA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
H.R. SERVICES S.r.l. (personnel training and services))	L’AQUILA (ITALY)	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
I.T. TELECOM S.r.l. (other service activities connected with NCA information technology)	POMEZIA (ROME –ITALY)	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
LAN MED NAUTILUS Ltd (installation and Management of submarine cable systems)	DUBLIN (IRELAND)	USD	1,000,000	100.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
LATIN AMERICAN NAUTILUS ARGENTINA S.A. (installation and management of submarine cable systems)	BUENOS AIRES (ARGENTINA)	ARS	9,998,000	95.0000 5.0000		LAN MED NAUTILUS Ltd TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
LATIN AMERICAN NAUTILUS BOLIVIA SRL (installation and management of submarine cable systems)	LA PAZ (BOLIVIA)	BOB	1,747,600	99.9943 0.0057		TELECOM ITALIA SPARKLE LUXEMBOURG S.A. LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS BRASIL Ltda	RIO DE JANEIRO	BRL	6,850,598	99.9999		LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

(installation and management of submarine cable systems)	(BRAZIL)			0.0001	LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	8,844,866	99.9999 0.0001	LAN MED NAUTILUS Ltd TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
LATIN AMERICAN NAUTILUS CHILE S.A. (installation and management of submarine cable systems)	SANTIAGO (CHILE)	CLP	13,101,482,259	100.0000	LAN MED NAUTILUS Ltd
LATIN AMERICAN NAUTILUS COLOMBIA Ltda (installation and management of submarine cable systems)	BOGOTA’ (COLOMBIA)	COP	240,225,000	100.0000	LAN MED NAUTILUS Ltd
LATIN AMERICAN NAUTILUS MEXICO S.A. (installation and management of submarine cable systems)	MEXICO D.F. (MEXICO)	MXN	100,000	99.9999 0.0001	LAN MED NAUTILUS Ltd LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS PANAMA S.A. (installation and management of submarine cable systems)	PANAMA	USD	10,000	100.0000	LAN MED NAUTILUS Ltd
LATIN AMERICAN NAUTILUS PERU’ S.A. (installation and management of submarine cable systems)	LIMA (PERÙ)	PEN	56,865,179	100.0000	LAN MED NAUTILUS Ltd
LATIN AMERICAN NAUTILUS St. Croix LLC (installation and management of submarine cable systems)	VIRGIN ISLANDS (USA)	USD	10,000	100.0000	LAN MED NAUTILUS ltd
LATIN AMERICAN NAUTILUS USA Inc. (installation and management of submarine cable systems)	FLORIDA (USA)	USD	20,000	100.0000	LAN MED NAUTILUS ltd
LATIN AMERICAN NAUTILUS VENEZUELA C.A. (installation and management of submarine cable systems)	CARACAS (VENEZUELA)	VEF	981,457	100.0000	LAN MED NAUTILUS ltd

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
LOQUENDO S.p.A. (research, development and marketing of technologies, equipment and services for voice synthesis recognition and/or interaction)	TURIN (ITALY)	EUR	3,573,741	99.9846		TELECOM ITALIA S.p.A.
MATRIX S.p.A. (internet connection services)	MILAN (ITALY)	EUR	2,100,000	100.0000		TELECOM ITALIA S.p.A.
MED-1 (NETHERLANDS) B.V. (investment holding company)	AMSTERDAM (THE NETHERLANDS)	EUR	18,200	100.0000		MED-1 SUBMARINE CABLES Ltd
MED-1 ITALY S.r.l. (construction and management of submarine cable in Italian territorial waters)	ROME (ITALY)	EUR	548,477	100.0000		MED-1 (NETHERLANDS) B.V.
MED-1 SUBMARINE CABLES Ltd (construction and management of the submarine cable Lev-1)	RAMAT GAN (ISRAEL)	ILS	55,886,866	99.9123		TELECOM ITALIA SPARKLE S.p.A.
MEDITERRANEAN NAUTILUS BV (investment holding company)	AMSTERDAM (THE NETHERLANDS)	EUR	18,003	100.0000		LAN MED NAUTILUS Ltd
MEDITERRANEAN NAUTILUS BULGARIA EOOD (telecommunications services)	SOFIA (BULGARIA)	BGN	100,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
MEDITERRANEAN NAUTILUS GREECE S.A. (installation and management of submarine cable systems)	ATHENS (GREECE)	EUR	111,600	100.0000		MEDITERRANEAN NAUTILUS B.V.
MEDITERRANEAN NAUTILUS ISRAEL Ltd (international wholesale telecommunications service)	RAMAT GAN (ISRAEL)	ILS	1,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
MEDITERRANEAN NAUTILUS ITALY S.p.A. (installation and management of submarine cable systems)	ROME (ITALY)	EUR	3,100,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI (telecommunications services)	ISTANBUL (TURKEY)	TRY	5,639,065	99.9996 0.0001		MEDITERRANEAN NAUTILUS B.V. LAN MED NAUTILUS Ltd
				0.0001		MEDITERRANEAN NAUTILUS ITALY S.p.A.
				0.0001		MEDITERRANEAN NAUTILUS ISRAEL Ltd
				0.0001		MEDITERRANEAN NAUTILUS GREECE S.A.
OLIVETTI MULTISERVICES S.p.A. (real estate management)	MILAN (ITALY)	EUR	20.337.161	100.0000		TELECOM ITALIA S.p.A.
PATH.NET S.p.A. (interconnection and telecommunications services)	ROME (ITALY)	EUR	25,800,000	100.0000		TELECOM ITALIA S.p.A.
SHARED SERVICE CENTER S.r.l. (planning, design, creation and running of information services)	ROME (ITALY)	EUR	3,061,006	100.0000		TELECOM ITALIA S.p.A.
TECNOSERVIZI MOBILI S.r.l. (management of movable assets)	ROME (ITALY)	EUR	26,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES- SCARL (internal auditing for the Telecom Italia Group)	MILAN (ITALY)	EUR	2,750,000	81.8182 18.1818		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.
TELECOM ITALIA NETHERLANDS B.V. (telecommunications services)	AMSTERDAM (THE NETHERLANDS)	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SAN MARINO S.p.A. (telecommunications management in San Marino)	ROVERETA-FALCIANO REPUBLIC OF SAN MARINO	EUR	1,808,000	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TELECOM ITALIA S.p.A.
TELECOM ITALIA SPAIN SL UNIPERSONAL (telecommunications services)	MADRID (SPAIN)	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE CZECH S.R.O. (telecommunications services)	PRAGUE (CZECH REPUBLIC)	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE EST S.R.L. (telecommunications services)	BUCHAREST (RUMANIA)	RON	3,021,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE HUNGARY K.F.T. (telecommunications services)	BUDAPEST (HUNGARY)	HUF	2,870,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE LUXEMBOURG S.A. (investment holding company)	LUXEMBOURG (LUXEMBOURG)	EUR	41,625,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE OF NORTH AMERICA. INC. (telecommunications and promotional services)	NEW YORK (USA)	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE S.p.A. (public and private telecommunication services management)	ROME (ITALY)	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA SPARKLE SINGAPORE PTE. LTD (telecommunications services)	SINGAPORE	USD	17,238,615	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TELECOM ITALIA SPARKLE OF NORTH AMERICA. INC.
TELECOM ITALIA SPARKLE SLOVAKIA S.R.O. (telecommunications services)	BRATISLAVA (SLOVAKIA)	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECONTACT CENTER S.p.A. (telemarketing services)	NAPLES (ITALY)	EUR	770,000	100.0000		TELECOM ITALIA S.p.A.
TELEFONIA MOBILE SAMMARINESE S.p.A. (mobile telephone services)	B.GO MAGGIORE REPUBLIC OF SAN MARINO	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.
TELENERGIA S.r.l. (import, export, purchase, sale and exchange of electrical energy)	ROME (ITALY)	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.
TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A. (manufacturing and sale of electronic equipment and systems for encrypted telecommunications)	TURIN (ITALY)	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TI BELGIUM S.P.R.L. – B.V.B.A (telecommunications services)	BRUSSELS (BELGIUM)	EUR	3,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI GERMANY GmbH (telecommunications services)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI SWITZERLAND GmbH (telecommunications services)	ZURICH (SWITZERLAND)	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNICATIONDIESTE GMBH (telecommunications services)	VIENNA (AUSTRIA)	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI UNITED KINGDOM Ltd (telecommunications services)	LONDON (UK)	GBP	4,150,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TIS France S.A.S. (installation and management of telecommunication services for the fixed network and relating activities)	PARIS (FRANCE)	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TLC COMMERCIAL SERVICES S.r.l. (acquisition and management of investments holdings involved in the marketing of products and services in the field of telecommunications and ICT)	ROME (ITALY)	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
TMI – TELEMEDIA INTERNATIONAL Ltd (telecommunications services)	LONDON (UK)	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TMI TELEMEDIA INTERNATIONAL DO BRASIL LTDA (telecommunications services)	SAO PAULO (BRAZIL)	BRL	8,909,639	100.0000		TMI – TELEMEDIA INTERNATIONAL Ltd

BRAZIL BUSINESS UNIT
INTELIG TELECOMUNICAÇOES LTDA (telecommunications services)	RIO DE JANEIRO (BRAZIL)	BRL	3,279,157,267	99.9999 0.0001		TIM PARTICIPAÇÕES S.A. TIM CELULAR S.A.
TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	6,067,040,293	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
TIM CELULAR S.A. (telecommunications services)	SAO PAULO (BRAZIL)	BRL	7,747,215,720	100.0000		TIM PARTICIPAÇÕES S.A.
TIM PARTICIPAÇOES S.A. (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	8,164,664,629	66.2808	77.1512	TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

ARGENTINA BUSINESS UNIT
MICRO SISTEMAS S.A. (telecommunications services)	BUENOS AIRES (ARGENTINA)	ARS	360,000	99.9900 0.0100		TELECOM ARGENTINA S.A. NORTEL INVERSORA S.A.
NORTEL INVERSORA S.A. (investment holding company)	BUENOS AIRES (ARGENTINA)	ARS	76,208,510	69.9449 1.5430	100.0000	SOFORA TELECOMUNICACIONES S.A. TELECOM ITALIA INTERNATIONAL N.V.
NUCLEO S.A. (mobile telephone services)	ASUNCION (PARAGUAY)	PYG	146,400,000,000	67.5000		TELECOM PERSONAL S.A.
SOFORA TELECOMUNICACIONES S.A. (investment holding company)	BUENOS AIRES (ARGENTINA)	ARS	439,702,000	35.5000 32.5000		TELECOM ITALIA INTERNATIONAL S.A. TELECOM ITALIA S.p.A.
SPRINGVILLE S.A. (mobile telephone services)	MONTEVIDEO (URUGUAY)	UYU	8,082,112	100.0000		TELECOM PERSONAL S.A.
TELECOM ARGENTINA S.A. (telecommunications services)	BUENOS AIRES (ARGENTINA)	ARS	984,380,978	54,7417		NORTEL INVERSORA S.A.
TELECOM ARGENTINA USA INC. (telecommunications services)	DELAWARE (USA)	USD	219,973	100.0000		TELECOM ARGENTINA S.A.
TELECOM PERSONAL S.A. (mobile telephone services)	BUENOS AIRES (ARGENTINA)	ARS	310,514,481	99.9923 0.0077		TELECOM ARGENTINA S.A. NORTEL INVERSORA S.A.

MEDIA BUSINESS UNIT
BEIGUA S.r.l. (purchase, sale, management and maintenance of installations for the repair and broadcasting of radio and TV programs)	ROME (ITALY)	EUR	51,480	51.0004		TELECOM ITALIA MEDIA BROADCASTING S.r.l.
MTV ITALIA S.r.l. (services in the radio and TV broadcasting field, production and sale of radio, TV and cinema programs)	ROME (ITALY)	EUR	12,151,928	51.0000		TELECOM ITALIA MEDIA S.p.A.
MTV PUBBLICITA’ S.r.l. (advertising agency)	MILAN (ITALY)	EUR	10,400	100.0000		MTV ITALIA S.r.l.
TELECOM ITALIA MEDIA BROADCASTING S.r.l. (purchase, sale, management and maintenance of installation for the repair and broadcasting of radio and TV programs)	ROME (ITALY)	EUR	15,000,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
TELECOM ITALIA MEDIA S.p.A. (development and sale of products in the publishing industry, advertising, management of all activities concerning the treatment and handling of information)	ROME (ITALY)	EUR	212,188,324	75.1714 2.2471	74.4553 2.2557	TELECOM ITALIA S.p.A. TELECOM ITALIA FINANCE S.A.

OLIVETTI BUSINESS UNIT
ADVALSO S.p.A. (design, manufacturing and ICT services and products assistance)	IVREA (TURIN – ITALY)	EUR	500,000	100.0000		OLIVETTI S.p.A.
OLIVETTI DEUTSCHLAND GmbH (sale of office equipment and investment holding company)	NURNBERG (GERMANY)	EUR	25,600,000	100.0000		OLIVETTI S.p.A.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
OLIVETTI ENGINEERING S.A. (product research and development based on ink-jet technology)	YVERDON LES BAINS (SWITZERLAND)	CHF	100,000	100.0000		OLIVETTI I-JET S.p.A.
OLIVETTI ESPANA S.A. (sale and maintenance of office equipment, consulting and online network management)	BARCELONA (SPAIN)	EUR	1,229,309	99.9912		OLIVETTI S.p.A.
OLIVETTI FRANCE S.A. (sale of office equipment and software)	PUTEAUX (FRANCE)	EUR	2,200,000	100.0000		OLIVETTI S.p.A.
OLIVETTI I-JET S.p.A. (manufacture and sale of products and accessories for office equipment)	ARNAD (AOSTA – ITALY)	EUR	15,000,000	100.0000		OLIVETTI S.p.A.
OLIVETTI S.p.A. (manufacture and sale of products and accessories for office equipment)	IVREA (TURIN – ITALY)	EUR	83,500,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI UK Ltd. (sale of office equipment)	MILTON KEYNES (UK)	GBP	6,295,712	100.0000		OLIVETTI S.p.A.
TIESSE S.c.p.A. (installation and assistance for electronic, computer, online and telecommunication equipment)	ROME (ITALY)	EUR	103,292	61.0000		OLIVETTI S.p.A.

OTHER OPERATIONS
EMSA Servizi S.p.A. (in liquidation) (integrated building management services)	ROME (ITALY)	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.
ETI – EURO TELECOM INTERNATIONAL N.V. (investment holding company)	AMSTERDAM (THE NETHERLANDS)	EUR	50,050	100.0000		ICH – INTERNATIONAL COMMUNICATION HOLDING N.V.
ICH – INTERNATIONAL COMMUNICATION HOLDING N.V. (investment holding company)	AMSTERDAM (THE NETHERLANDS)	EUR	50,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
OFI CONSULTING S.r.l. (administrative consulting)	IVREA (TURIN – ITALY)	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI GESTIONI IVREA S.r.l. (real estate services)	IVREA (TURIN – ITALY)	EUR	100,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI HOLDING B.V. (finance company)	AMSTERDAM (THE NETHERLANDS)	EUR	15,882,770	100.0000		TELECOM ITALIA FINANCE S.A.
PURPLE TULIP B.V. (investment holding company)	AMSTERDAM (THE NETHERLANDS)	EUR	18,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
SAIAT SOCIETA’ ATTIVITA’ INTERMEDIE AUSILIARIE TLC P.A. (finance company)	TURIN (ITALY)	EUR	35,745,120	100.0000		TELECOM ITALIA S.p.A.
TECO SOFT ARGENTINA S.A. (in liquidation) (design, development and sale of software)	BUENOS AIRES (ARGENTINA)	ARS	12,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA CAPITAL S.A. (finance company)	LUXEMBOURG (LUXEMBOURG)	EUR	2,336,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA DEUTSCHLAND HOLDING GmbH (investment holding company)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA FINANCE IRELAND Ltd (finance company)	DUBLIN (IRELAND)	EUR	1,360,000,000	100.0000		TELECOM ITALIA FINANCE S.A.
TELECOM ITALIA FINANCE S.A. (finance company)	LUXEMBOURG (LUXEMBOURG)	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA INTERNATIONAL N.V. (investment holding company)	AMSTERDAM (THE NETHERLANDS)	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA LATAM S.A. (telecommunications and promotional services)	SAO PAULO (BRAZIL)	BRL	118,925,804	100.0000		TELECOM ITALIA S.p.A.
TIAUDIT COMPLIANCE LATAM S.A. (internal auditing)	RIO DE JANEIRO (BRAZIL)	BRL	1,500,000	69.9996 30.0002		TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES – SCARL TIM BRASIL SERVICOS E PARTICIPACOES S.A.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
Associates and joint ventures accounted for using the equity method
AREE URBANE S.r.l. (real estate management)	MILAN (ITALY)	EUR	100,000	31.6500 0.9700		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.
ASSCOM INSURANCE BROKERS S.r.l. (insurance mediation)	MILAN (ITALY)	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.
BALTEA S.r.l. (manufacture and sale of office equipment and information and telecommunications services)	IVREA (TURIN – ITALY)	EUR	100,000	49.0000		OLIVETTI S.p.A.
CONSORZIO SCUOLA SUPERIORE ALTA FORMAZIONE UNIVERSITARIA FEDERICO II (in liquidation) (professional training)	NAPLES (ITALY)	EUR	127,500	20.0000		TELECOM ITALIA S.p.A.
CONSORZIO E O (in liquidation) (professional training)	ROME (ITALY)	EUR	15,482	50.0000		TELECOM ITALIA S.p.A.
CONSORZIO INITALIA (research, study, design, product development and ICT solutions devoted to initiatives characterized by a great economic relevance or by an innovative and complex nature)	ROME (ITALY)	EUR	200,000	25.000		OLIVETTI S.p.A.
CONSORZIO TEMA MOBILITY (marketing and development of advanced products created jointly by Telecom Italia and Magneti Marelli)	TURIN (ITALY)	EUR	850,000	50.0000		TELECOM ITALIA S.p.A.
CRIAI S.c.r.l.-CONS. CAMPANO DI RICERCA PER L’INFORMATICA E L’AUTOMAZIONE INDUSTRIALE (delivery of services in the IT and industrial automation fields)	NAPLES (ITALY)	EUR	406,868	47.9298		TELECOM ITALIA S.p.A.
IM.SER S.p.A. (real estate management)	MILAN (ITALY)	EUR	21,165	40.0000		TELECOM ITALIA S.p.A.
ITALTEL GROUP S.p.A. (investment holding company)	MILAN (ITALY)	EUR	131,426,652	34.6845	19.3733	TELECOM ITALIA FINANCE S.A.
MOVENDA S.p.A. (technological platforms for the development of mobile Internet services)	ROME (ITALY)	EUR	133,333	24.9998		TELECOM ITALIA FINANCE SA
NORDCOM S.p.A. (application service provider)	MILAN (ITALY)	EUR	5,000,000	42.0000		TELECOM ITALIA S.p.A.
TELELEASING – LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A. (finance lease of real estate and other assets)	MILAN (ITALY)	EUR	9,500,000	20.0000		SAIAT SOCIETA’ ATTIVITA’INTERMEDIE AUSILIARIE TLC P.A.
TIGLIO I S.r.l. (real estate management)	MILAN (ITALY)	EUR	5,255,704	45.6991 2.1027		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.
TIGLIO II S.r.l. (real estate management)	MILAN (ITALY)	EUR	10,000	49.4700		TELECOM ITALIA S.p.A.
TM NEWS S.p.A. (multimedia journalistic information)	ROME (ITALY)	EUR	1,120,000	40.0000		TELECOM ITALIA MEDIA S.p.A.

Signature Page

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A. (Registrant)

By:	/s/ ANDREA MANGONI
Name:	Andrea Mangoni
Title:	Head of Administration, Finance and Control & International Development

Date: September 22, 2011